UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

ICO GLOBAL COMMUNICATIONS
(HOLDINGS) LIMITED

(Exact name of registrant as specified in its charter)

Delaware	98-0221142
(State or other jurisdiction of	(IRS Employer Identification No.)
incorporation or organization)
Plaza America Tower I
11700 Plaza America Drive, Suite 1010
Reston, Virginia	20190
(Address of principal executive offices)	(Zip Code)

(703) 964-1400

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A common stock, par value $0.01 per share	The Nasdaq National Market

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

Some of the statements under “Item 1. Business,” “Item 1A. Risk Factors,” “Item 2. Financial Information” and elsewhere in this Form 10 constitute forward-looking statements. These statements relate to future events or our future financial performance, and are identified by words such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “potential,” or “continue” or the negative of such terms or other similar words. You should read these statements carefully because they discuss our future expectations, and we believe that it is important to communicate these expectations to our investors. However, these statements are only anticipations. Actual events or results may differ materially. Factors that might cause or contribute to such a difference include, but are not limited to, those discussed under “Risk Factors” and elsewhere in this registration statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, we do not assume any responsibility for the accuracy or completeness of such statements in the future. Subject to applicable law, we do not plan to update any of the forward-looking statements after the date of this registration statement to conform such statements to actual results.

Item 1.                        Business.

Overview

ICO Global Communications (Holdings) Limited is a next-generation mobile satellite service (“MSS”) operator. We are authorized to operate a medium earth orbit (“MEO”) satellite system globally pursuant to regulations promulgated by the United Kingdom and by the International Telecommunication Union (“ITU”), an international organization within the United Nations system. We are also authorized to offer MSS services throughout the United States using a geostationary earth orbit (“GEO”) satellite. We have the opportunity in the future to seek authorization from the U.S. Federal Communications Commission (“FCC”) to integrate an ancillary terrestrial component (“ATC”) into our MSS system in order to provide integrated satellite and terrestrial services. Unlike satellite-only MSS systems, which have historically appealed to a niche market, we believe that integrated MSS/ATC services may be more likely to appeal to a mass market of consumers and businesses. At the present time, we are focusing most of our resources on developing our U.S. MSS system.

In this registration statement, we use the terms “ICO,” the “Company,” “we,” “our” and “us” to refer to ICO Global Communications (Holdings) Limited and its subsidiaries and, where the context indicates, its predecessor corporation. For various historical, operational and regulatory reasons, we have many subsidiaries through which we hold our assets and conduct our operations. For example, our U.S. operations are conducted through our over 99%-owned subsidiary, ICO North America, Inc. (“ICO North America”), and its subsidiaries. We have included a chart with a summary of our organizational structure near the end of this Item 1.

History and Development of Our Business

We were incorporated in the state of Delaware in 2000 in order to purchase the assets and assume certain liabilities of ICO Global Communication (Holdings) Limited, a Bermuda company (“Old ICO”). Our predecessor company, Old ICO, was established in 1995 to provide global, mobile communications services using a satellite network. Old ICO’s original business plan was based on a global MEO satellite system designed to provide voice and data service to a wide-ranging customer base, including traditional mobile phone users, aeronautical and maritime vessels and semi-fixed installations.

On August 27, 1999, Old ICO filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code and commenced related bankruptcy proceedings in Bermuda and the Cayman Islands with respect to certain of Old ICO’s subsidiaries. From its inception in 1995 through to May 16, 2000, Old ICO had recorded an aggregate net loss of $592.6 million and had capitalized approximately $2.6 billion of costs relating to the construction of its MEO satellites and ground station network.

On October 31, 1999, Eagle River Investments, LLC (“Eagle River”), executed a binding letter agreement with Old ICO. Pursuant to the binding letter agreement, Eagle River and several other investors advanced $225 million to Old ICO under a debtor-in-possession credit agreement. From February 9 through May 16, 2000, an Eagle River affiliate, ICO Global Limited, advanced Old ICO an additional $275 million under a separate debtor-in-possession credit agreement.

On May 3, 2000, the United States Bankruptcy Court approved Old ICO’s plan of reorganization. We subsequently raised $122.9 million from outside investors and $577.1 million from Eagle River to fund our acquisition of the assets and assumption of certain liabilities of Old ICO. On May 17, 2000, when Old ICO’s plan of reorganization became effective, the following transactions occurred:

•       We acquired the assets and assumed certain liabilities from Old ICO in exchange for $117.6 million in cash, 43 million shares of our Class A common stock (issued to Old ICO’s former creditors and shareholders), warrants to purchase 20 million shares of our Class A common stock at $30 per share

(issued to Old ICO’s former creditors) and warrants to purchase 30 million shares of our Class A common stock at $45 per share (issued to Old ICO’s former shareholders);

•       The $225 million in advances by Eagle River and the other investors were converted into 50 million shares of our Class A common stock; and

•       The $275 million in advances by ICO Global Limited were converted into 31 million shares of our Class B common stock.

Subsequent to May 17, 2000, a group of Old ICO sales and distribution partners received 1.8 million shares of our Class A common stock, and Old ICO’s former creditors received 700,000 shares of our Class A common stock in connection with the bankruptcy settlement.

As a result of the events described above, following the reorganization, Eagle River, directly and indirectly through its control of ICO Global Limited, held a controlling interest in us. Effective November 28, 2001, one of our wholly-owned subsidiaries and ICO Global Limited merged with 0.93 shares of our capital stock exchanged for each outstanding share of ICO Global Limited capital stock. As a result of the merger, we issued 25,128,321 shares of our Class A common stock and 55,800,000 shares of our Class B common stock to the shareholders of ICO Global Limited, including Eagle River.

As of May 11, 2006, we had 143,194,992 shares of Class A common stock (which has one vote per share) and 54,886,500 shares of Class B common stock (which has ten votes per share) outstanding. Eagle River remains our controlling shareholder, beneficially owning approximately 34.4% of our total shares and 68.9% of the total voting power of our outstanding capital stock.

After the reorganization, we established a new management team who oversaw the construction of our MEO satellites and ground systems and developed our technical plan for the MEO system. Following one launch failure in March of 2000 as well as disagreements with the manufacturer and launch manager of our MEO satellites, which disagreements are the subject of litigation commenced in 2004, we significantly curtailed construction activity on our MEO system. Despite the curtailment of construction activity, we continue to explore the development of a new MEO business plan outside of North America that would utilize both our physical and regulatory MEO assets.

As we focused on our MSS strategy for the United States, we devised and introduced to the FCC the concept of using MSS spectrum for ancillary terrestrial use in order to address service coverage and economic limitations inherent to the MSS business plan. This concept would allow us full access to urban customers, overcoming signal blockage related to buildings or terrain, giving us greater flexibility to provide integrated satellite-terrestrial services.

In February 2003, the FCC issued an order establishing rules permitting MSS operators to seek authorization to integrate ATC into their networks. Additionally, in May 2005, the FCC granted our request to modify our reservation of spectrum for the provision of MSS in the United States using a GEO satellite system rather than a MEO satellite system. We believe this modification will greatly improve the economic viability of our business plan and proposed services. Finally, on December 8, 2005, the FCC increased the assignment to us of 2 GHz MSS spectrum from 8 MHz to 20 MHz, which we believe will allow us to provide more robust services in the United States. These FCC actions were in part due to the inability of six of the eight original MSS 2 GHz licensees to meet regulatory milestones and other matters.

We formed a new subsidiary, ICO North America, to develop an advanced hybrid mobile satellite service/ancillary terrestrial component system (the “MSS/ATC System”), using a GEO satellite, designed to provide voice, data and Internet service throughout the United States to handsets similar to existing cellular phones. In August 2005, ICO North America issued $650 million aggregate principal amount of convertible notes to fund the development of our MSS/ATC System, and, in February 2006, it sold to certain of its note holders 323,000 shares of Class A common stock (less than 1% of the outstanding shares of such stock) and stock options (exercisable at $4.25 per share) to purchase an additional 3,250,000 shares of Class A common stock (approximately 1.5% on a fully diluted share basis).

Acquisitions.   In July 2002, we agreed to purchase the stock of two companies to which the FCC had also allocated spectrum in the 2 GHz band. Each of the agreements was structured as a two-step stock purchase agreement, with an initial purchase of a minority interest in the entity and a second purchase of a controlling interest subject to the FCC’s approval of the change in control of the holder of the 2 GHz MSS authorization. However, in January 2003, the FCC revoked each company’s 2 GHz MSS authorization. As a result of the FCC action, which was upheld by the U.S. Court of Appeals for the District of Columbia upon the companies’ appeals, we only acquired the initial minority interests in both companies and did not acquire the remaining interests.

Business Opportunity and Strategy

We are a next-generation mobile satellite service operator. We are authorized to offer ubiquitous MSS throughout the United States and are developing an advanced hybrid satellite-terrestrial system. We also continue to explore the development of a business plan outside of North America that would utilize both our physical and regulatory MEO assets. We are a development stage company and do not plan to be in commercial service for any part of 2006 or the first half of 2007.

North America

Industry Overview.   The wireless communications sector has been among the strongest growth sectors in the communications industry in recent years. As a result of the growth of wireless traffic due to rapid subscriber growth, increasing usage of wireless voice services and accelerating adoption of mobile video, data and other high-bandwidth applications, we anticipate that existing and potential wireless service providers will need to significantly increase their network capacity.

MSS operators have historically struggled to gain mass-market penetration and profitability despite broad geographic coverage and emergency service capabilities. We believe that this has been due in part to limitations on MSS urban service coverage. Without ATC, it may be challenging for MSS systems to reliably serve densely populated areas because the satellite’s signal may be blocked by high rise structures and may not penetrate into buildings. In order to create a more efficient use of satellite spectrum, encourage the broad deployment of advanced satellite services and provide for emergency services and broad rural wireless coverage, the FCC issued an order in February 2003 establishing rules permitting MSS operators, such as ourselves, to seek authorization to integrate ATC into their networks, and thus use their assigned MSS spectrum for both terrestrial and satellite use. On February 25, 2005, the FCC reaffirmed its earlier decision to permit the integration of ATC into the networks of MSS operators, and, in July 2005, a court appeal of the FCC’s initial ATC decision was withdrawn. We believe these events reduced regulatory uncertainty concerning ATC policy and allow for the development of a combined satellite and terrestrial service.

We believe that MSS operators with the capability of integrating ATC into their networks can be a key factor in addressing certain needs of the U.S. wireless communications sector. For example, the ability to offer traditional cellular service together with satellite services, such as emergency capabilities when terrestrial networks are not functioning due to natural disasters, local service interruptions or acts of terrorism, will enable MSS operators and their potential partners to create real differentiation in their product and service offerings.

MSS operators in the United States have traditionally offered satellite-only services to a small number of users. As a result of the limited demand generated by this niche market, mass production of handsets and user devices has not occurred. The latest generation of satellites, however, allows for the use of smaller user devices than has historically been possible. Advances have been made in the design and construction of satellites, particularly with respect to the size of the satellite reflector (antenna), which transmits signals to, and receives signals from, the user. Such advances have generally allowed for satellites to communicate with smaller devices, and, in particular, with smaller device antennas. We expect this development will allow for devices whose size and functionality fits more with the mass market demand of consumers and businesses today. We therefore believe we have the ability, on a stand-alone basis or together with a terrestrial partner, to offer integrated satellite and terrestrial solutions in the 2 GHz band to a mass market customer base. Because the 2 GHz band is contiguous with the advanced wireless services (“AWS”) band and near the existing cellular system personal communications service (“PCS”) band, we believe device manufacturers should be able to develop devices in a cost-effective manner for use in the 2GHz spectrum band. These devices could include traditional cellular phone type devices, car kits and antennas to provide mobile broadcast video and/or wireless data to automobiles, notebook computer Network Interface Cards, or other broadband or narrowband data modems and antennas.

Our Strategy.   We intend to capitalize on the rapid growth of the wireless sector in the United States by building a hybrid satellite-terrestrial system to offer ubiquitous satellite and terrestrial wireless service throughout the United States. For the remainder of 2006 and 2007, we plan to continue the development of our MSS/ATC System. These activities will include the continuation of construction of our GEO satellite by our contractor, Space Systems/Loral, Inc. (“Loral”), and the associated ground systems. We recently procured launch services on an Atlas V launch vehicle for our GEO satellite, with a launch period commencing on May 31, 2007. We will also continue our development expenditures for the terrestrial network and user devices that will work with our MSS/ATC System. We also expect to increase the number of employees focused on technical, engineering, legal, finance and administrative functions.

Our MSS/ATC System is being designed to utilize the 20 MHz of nationwide spectrum in the 2 GHz band that the FCC has assigned to us. We believe our 20 MHz of nationwide spectrum will allow us to provide more robust services to our future U.S. customers, as well as public safety agencies.

Our position in the 2 GHz spectrum band is advantageous for several reasons, including the fact that it is contiguous to the existing AWS band and near the existing PCS band, which may facilitate integration with existing PCS and future AWS networks and systems. In addition, no other service providers are interleaved within the band, substantially reducing the potential for interference and the need for guard bands to protect from this interference. We anticipate that we will be the first to offer integrated MSS/ATC services in the 2 GHz band, which we expect will be important to attracting strategic partners.

Our MSS/ATC System is being designed to be capable of supporting a full set of mass-market service offerings to urban and rural U.S. customers, including voice, video, Internet and telematics (vehicle tracking), while addressing growing national security and public safety service needs by providing a service offering to supplement existing terrestrial networks. Our GEO satellite architecture is flexible and is expected to be compatible with widely-used, existing radio protocols, including W-CDMA, GSM, CDMA and OFDM, and to be able to support communications with handsets similar in size to existing cellular phones. This system architecture should provide us with many options for the creation of integrated MSS/ATC offerings.

We believe that our MSS/ATC System should be able to leverage the following strengths to capitalize on the growing demand for wireless services. The system is being designed to:

•       support a full portfolio of mass-market wireless services, including traditional voice, text messaging, e-mail and other narrowband and broadband data applications;

•       provide a nationwide integrated satellite-terrestrial service enabling ubiquitous coverage;

•       utilize handsets similar in size to current cellular phones;

•  support a wide variety of radio protocols, such as CDMA, GSM or OFDM, allowing for the integration of a wide variety of services and devices; and

•  leverage the proximity to the PCS and AWS spectrums with a flexible network architecture facilitating integration with terrestrial partners.

Business Model and Potential Customers.   We are in the process of having our GEO satellite and the associated ground systems constructed. Our GEO satellite is scheduled to be launched by July 1, 2007, and we expect to certify our MSS system as operational by July 17, 2007 in compliance with FCC milestones under the authorization. We currently expect that we will develop the infrastructure required for our MSS/ATC System either alone or together with one or more strategic partners.

Given our MSS/ATC System’s potential for ubiquitous nationwide mobile service combined with a terrestrial network, and the FCC’s assignment to us of 20 MHz of spectrum in the 2 GHz band, we anticipate that a significant number of companies can be our potential strategic partners. We are currently in discussions with strategic partner candidates, including current or potential telecommunications service providers who would be able to complement our MSS offerings. These partners, together with us, could augment their current system capacity, expand their network footprint and offer other value-added satellite-based solutions and/or introduce wireless capability to their product portfolio. We currently expect that those companies will generally fall under the broad categories of cellular and PCS providers, satellite radio providers, cable TV service providers, satellite TV service providers and wireless broadband providers. In addition, we anticipate that international telecommunication companies seeking a U.S. operation may be potential partners.

We may also commence operations without a strategic partner. In that event, we would be required to develop additional capabilities in areas such as customer service and billing, marketing, and customer fulfillment. In addition, depending upon the services offered, we may need to commence construction of a terrestrial network, including the leasing of towers, the installation of radio equipment and the provisioning of a ground network to connect the terrestrial network. If we were to commence operations without a strategic partner, it would require substantial additional capital.

Competition.   There are currently six companies, including us, who are authorized by the FCC to offer MSS services in the three ATC-eligible MSS spectrum bands, the 2 GHz band, the L-band (1.6 GHz band) and the Big LEO (low earth orbit) band (1.6 / 2.4 GHz band). These spectrum bands exhibit marked differences in frequency location, bandwidth and interference issues.

There are currently two operators, TerreStar/TMI and us, authorized to offer MSS services in the 2 GHz band, each with 20 MHz of spectrum. TerreStar/TMI has announced plans to launch a satellite system with coverage of the United States and Canada that is expected to communicate with handsets similar to mobile devices, and it may also seek to form partnerships with companies in the telecommunications industry. Under FCC rules, the first of us or TerreStar/TMI to launch a satellite may select which of the two 10 MHz blocks in each of the 2 GHz uplink and downlink frequency bands that it will use to provide MSS. We believe that we are positioned to be the first to launch a satellite for the 2 GHz band.

There are currently two entities that have U.S. authorization to provide MSS services in the L-band, Mobile Satellite Ventures and Inmarsat Global Ltd. To date, Mobile Satellite Ventures is the only MSS provider in the L-band to have received ATC authorization. Mobile Satellite Ventures currently provides MSS using two GEO satellites, and has announced plans to develop an integrated satellite and terrestrial service. Inmarsat operates a global MSS system and has announced that it intends to file for ATC authorization for a satellite that will eventually have geographic coverage of the United States.

Globalstar LLC and Iridium Satellite LLC are both licensed and operational in the Big LEO band; however, to date, only Globalstar has applied for and received ATC authorization. Both Globalstar and

Iridium provide voice and data services using dozens of LEO satellites. Iridium’s coverage is nearly global, and Globalstar covers numerous countries.

We expect that the competition for MSS customers and strategic partners will increase as the entities described above continue with their respective business plans. We believe that competition will be based in part on the ability to support a full set of satellite and terrestrial service offerings, time to market and product offerings, including handset sizing, as well as the ability to use spectrum in the most efficient manner.

Outside of North America

We are authorized to operate a MEO satellite system globally outside of the United States (with the exception of two Middle Eastern countries) in the 2 GHz band pursuant to regulations promulgated by the United Kingdom and by the ITU. We are presently the only company authorized to operate in the 2 GHz band in Europe. We have in orbit one MEO satellite, which currently provides data gathering services. We have ten additional MEO satellites in storage, most of which are in advanced stages of completion. We are currently using one gateway ground station equipped with five antennas, located in the United States, to monitor the MEO satellite in orbit.

In recent years the wireless communications sector has been among the strongest growth sectors in the communications industry globally. In many markets, the amount of wireless traffic has grown at rates greater than in the United States. We anticipate that existing and potential wireless service providers will likely need to significantly increase their network capacity in order to maintain quality voice and data services while at the same time satisfying the growing consumer demand for enhanced and combined mobile and satellite service offerings.

Despite curtailment of our previous MEO business plan, we continue to explore the development of a new MEO business plan outside of North America that would utilize both our physical and regulatory MEO assets. Such a business plan will likely involve coordination with global and/or regional wireless operators as distribution partners. We are in discussions with potential partners who could provide funding for the development of the MEO system or who could provide other strategic assets to complement our physical and regulatory MEO assets. In addition to pursuing the development of the global MEO satellite system, we may also pursue the integration of ATC-like components into our MEO satellite system to the extent permitted by applicable foreign regulatory authorities in the future.

Regulation

Our ownership and operation of satellite and wireless communication systems is subject to regulation from the FCC, the ITU, and the U.K. Office of Communications (“Ofcom”).

Federal Communications Commission

The FCC generally regulates the construction, launch and operation of satellites, the use of satellite spectrum at particular orbital locations, the licensing of earth stations and mobile terminals, and the provision of satellite services in the United States. In 2001, the FCC authorized us to provide MSS in the United States using a MEO satellite system. In May 2005, the FCC granted our request to modify our reservation of spectrum for the provision of MSS in the United States using a GEO satellite system rather than a MEO satellite system. A network that combines satellite services with ATC will require a separate FCC ATC authorization and additional FCC authorizations to cover terrestrial facilities used to provide MSS/ATC services, including licenses and equipment certifications for the MSS/ATC handsets and other end-user equipment, as well as any gateway ground station located in the United States.

MSS Authorization.   The FCC has allocated a total of 40 MHz of spectrum in the 2 GHz band for the provision of MSS. On December 8, 2005, the FCC increased the assignment of 2 GHz MSS spectrum to us from 8 MHz to 20 MHz, with geographic coverage of all 50 states in the United States, as well as Puerto Rico and the U.S. Virgin Islands.

FCC authorizations to provide MSS are subject to various regulatory milestones relating to the construction, launch, and operation of MSS satellites, which constitute the satellite system component of an integrated MSS/ATC network. The FCC milestone requirements are intended to ensure the rapid delivery of service to the public and to prevent the “warehousing” of spectrum. The FCC milestones that we must meet in order to preserve our FCC authorization to provide 2 GHz MSS include, among other requirements, the launching of a GEO satellite by July 1, 2007 and our certification of our MSS system as operational by July 17, 2007. Failure to comply with any of the FCC milestones could result in a cancellation of the 2 GHz MSS authorization, unless a milestone waiver or extension is obtained. To date, we have certified to the FCC that we have met the first five FCC milestones. We are required to meet seven additional FCC milestones. We have a particularly aggressive schedule for the construction and launch of our GEO satellite.

In addition, our use of the 2 GHz band is subject to successful relocation of incumbent broadcast auxiliary service, cable television relay service and local television transmission service (collectively “BAS”) users and other users in the band. The FCC’s rules require new entrants to the 2 GHz band, including 2GHz MSS licensees, to relocate incumbent BAS users. Sprint Nextel, a new entrant in the 2 GHz band, is required to relocate incumbent BAS users in the 1990-2025 MHz band, which includes the 2 GHz MSS uplink band, and may be entitled to and has indicated that it intends to seek an as yet undetermined amount of reimbursement of eligible clearing costs from 2 GHz MSS licensees on a pro rata basis. 2 GHz MSS licensees also must relocate incumbent users in the 2 GHz MSS downlink band at 2180-2200 MHz or reimburse other parties for their costs of relocating those incumbent users. Relocation of incumbent users in the 2 GHz band remains a complex undertaking with the potential to delay the launch of commercial MSS operations.

ATC Authorization.   ATC authorization enables the integration of a satellite-based service with terrestrial wireless services, resulting in a hybrid MSS/ATC system. The FCC regulates the ability to provide ATC-related services, and authorization for such use is predicated on compliance with and achievement of various regulatory milestones relating to the construction, launch and operation of the underlying MSS system. An MSS operator seeking to provide ATC must separately apply for ATC authorization and meet additional “gating criteria” related to the operation of its MSS system as a pre-condition to obtaining an ATC authorization, including the following:

•       the MSS system must be capable of providing continuous satellite service;

•       for GEO systems, MSS coverage must include all 50 states, Puerto Rico and the U.S. Virgin Islands, unless it is not technically possible;

•       MSS must be commercially available (i.e., offered to the general public for a fee);

•       ATC service may be provided using only the spectrum assigned to the MSS licensee;

•       the operator is required to establish that its MSS and ATC services are fully integrated either by (i) offering dual-mode MSS/ATC user terminals to provide both MSS and ATC services or (ii) making a substantial showing demonstrating that the MSS operator will offer an integrated MSS/ATC service;

•       for GEO systems, a spare satellite must be maintained on the ground within one year after commencing ATC service and must be launched into orbit during the next commercially reasonable launch window following a satellite failure; and

•       ATC-only subscriptions are prohibited.

ATC applications generally will not be granted until all the gating criteria are met, although an MSS licensee can apply for ATC authorization prior to meeting all of the gating criteria. We believe that we will apply for ATC authorization in 2007.

To provide MSS/ATC services in the United States, we must also apply for separate FCC authorizations to cover terrestrial facilities used to provide the services, including licenses and equipment certifications for the MSS/ATC handsets and other end-user equipment.

International Telecommunication Union

The ITU regulates on a global basis the use of radio frequency bands and orbital locations used by satellite networks to provide communications services. The use of spectrum and orbital resources by us and other satellite networks must be coordinated pursuant to the ITU’s Radio Regulations in order to avoid interference among the respective networks. Under ITU rules, our MEO system is deemed to have been brought into use and therefore is entitled to international recognition and legal protection. By June 1, 2012, the ICO North America GEO system is required under ITU rules to be brought into use and coordinated with those national administrations whose satellite systems have superior ITU rights and who have communicated coordination requests to the ITU with respect to the ICO North America GEO system. If we fail to complete coordination with such administrations and systems prior to the launch of the ICO North America GEO system, the GEO system may be prohibited under ITU rules from providing coverage to countries with whom coordination requests are outstanding. We do not anticipate any issues in meeting these requirements.

U.K. Office of Communications

Operations of our satellites are authorized by the United Kingdom through Ofcom and the U.K. Department of Trade and Industry. The MEO system was first authorized for filing at the ITU by the United Kingdom in 1994. Handsets to be used in the MEO system for the provision of MSS were authorized in a 1999 U.K. statute. In 2005, the ICO North America GEO system satellite was authorized for filing at the ITU by the United Kingdom, and the United Kingdom has formally requested coordination with other national administrations for the GEO system. Under United Nations treaties, only nations have full standing as ITU members, and therefore we must rely on the United Kingdom to represent our interests there, including regulatory filings and coordinating the orbital position of our satellite and spectrum with all other potentially affected satellite operators that are represented by their respective national administrations.

Ofcom submits and maintains ITU filings on our behalf pursuant to our continuing compliance with U.K. due diligence requirements, which include obligations to proceed with our business plans and to comply with Ofcom and ITU requirements related to filings made and activities undertaken on our behalf, which include European Commission rules and may also include Conference of European Posts and Telecommunications (“CEPT”) decisions as they are developed for the provision of MSS in the 2 GHz band. For example, we have certified that the MEO system has met seven of the eight milestones specified in the 1997 CEPT decisions that provisioned spectrum in Europe for 2 GHz MSS systems. U.K. due diligence obligations require that we meet the final milestone by providing commercial services in Europe, which may require the launch of additional MEO satellites. However, the precise requirements and timing that may be imposed by Ofcom in this regard are still to be determined. In addition, we must diligently participate in international coordination meetings arranged by Ofcom and coordinate with other national administrations in good faith.

Our Planned Systems and Operations

MSS/ATC System

We are working closely with several industry-leading vendors to design and build our MSS/ATC System. To date, we have certified that we have met the first five FCC milestones. These milestones are designed to measure our progress toward having our MSS system certified as operational by July 17, 2007 in accordance with the milestone schedule.

Our MSS/ATC System infrastructure is expected to include the following:

•       one orbiting GEO satellite, which will utilize a “bent pipe” architecture, where the satellite “reflects” the signals between the end-user equipment and the gateway ground station;

•       ground-based beam forming (“GBBF”) equipment that is expected to be located at the gateway ground station;

•       a land-based transmitting/receiving station utilizing large gateway feederlink antennas, with the gateway ground station connecting to our network through high-speed interconnection links and providing the interface between the satellite and the network;

•       a core switching/routing segment, consisting of equipment used to route voice and data traffic between our network and the public data, telephone, Internet and mobile network, and integrated with the satellite and ATC segments;

•       an ancillary terrestrial component that will provide terrestrial wireless communications services that will be fully integrated with the satellite segment to provide ubiquitous national coverage to end users; and

•       end-user equipment capable of supporting satellite-only and dual-mode (satellite/terrestrial) services.

GEO Satellite.   On May 24, 2005 the FCC granted our request to modify our reservation of spectrum for the provision of MSS service in the United States using a GEO satellite system, rather than a MEO satellite system. In anticipation of this approval, on January 10, 2005, we entered into a contract with Loral for construction of our GEO satellite with the contract mirroring the prescribed milestone dates set by the FCC, including completion of the GEO satellite in May 2007 and availability for launch by July 1, 2007. We amended and restated the contract on November 29, 2005, to incorporate the construction and integration with the GEO satellite of the GBBF equipment for the gateway segment. Loral completed the satellite critical design review in May 2005, and physical construction of the satellite is currently underway.

Our GEO satellite design is based on a Loral 1300 standard satellite platform that has been optimized for GEO MSS/ATC communications requirements. It features an expected 15-year service life and a 12-meter unfurlable reflector (antenna) that focuses the 2 GHz signals on North America. On March 10, 2006, we entered into an agreement with Lockheed Martin Commercial Launch Services, Inc. to provide launch services on an Atlas V launch vehicle, with a launch period commencing on May 31, 2007.

The GEO satellite is designed to enable us to provide continuous service coverage primarily in all 50 states in the United States, as well as Puerto Rico and the U.S. Virgin Islands. If appropriate regulatory approval is granted by other countries, the GEO satellite is capable of providing service outside of the United States, throughout many parts of North America.

The FCC has authorized us to operate our GEO satellite at 91° west longitude. This orbital slot could present coordination challenges with other GEO satellites operated at or near 91° west longitude. We have submitted an ITU filing for operation at the 93° west longitude orbital slot, and recently negotiated with the party who formerly held the first-priority rights to use that orbital location, for purposes of the ITU rules, in order to allow us to have first-priority rights to use an orbital slot at or near 93° west longitude. We have a pending FCC application to modify our 2 GHz MSS authorization to change the orbital location of our GEO satellite from 91° west longitude to 92.85° west longitude. We anticipate that this change should ease international coordination efforts.

The FCC will require us to maintain a spare satellite on the ground within one year after commencing ATC service. The spare satellite must be launched into orbit during the next commercially reasonable launch window following a satellite failure. The spare satellite is not a requirement for the provision of MSS-only services.

Ground-Based Beam Forming Equipment.   GBBF equipment is expected to be located at the gateway ground station. GBBF is a method of processing the communication signals at the gateway in a manner such that the satellite can dynamically form up to 250 spot beams of varying sizes throughout our coverage area.

Gateway Segment.   The gateway segment of our MSS/ATC System will consist of a facility using a large gateway feederlink antenna, along with the equipment necessary to communicate with the satellite. The gateway ground station will track the GEO satellite with the gateway antenna and will manage traffic routing and satellite telemetry, tracking and command between the ground and satellite antennas so as to maintain uninterrupted communications. A redundant gateway antenna and/or ground equipment may be implemented as needed.

We intend to own the gateway segment equipment and contract for the hosting of this equipment and for its operations and maintenance. We are currently in discussions with vendors regarding the build-out of the other components of the MSS/ATC System.

Core Switching/Routing Segment.   The core switching/routing segment will include the equipment needed to direct calls, route data traffic, provide application services and manage the network. In addition, network management applications are expected to manage integration and coordination of the MSS and ATC segments. Together, all of the core switching/routing components are expected to ensure that switching and radio capacity is used efficiently to provide integrated services throughout our MSS/ATC System. We are currently in the process of identifying appropriate vendors and partners to design, build and operate the core switching/routing segment and network operations centers. We believe that there are several vendors and partners who can meet our specifications in this regard.

ATC Segment.   The ATC segment will provide terrestrial wireless communications service that, when fully integrated with the satellite segment, will offer ubiquitous national coverage to end users. The satellite segment and the terrestrial communications segment will work in concert to provide integrated services to end users. Together, the MSS and ATC segments are expected to share the 20 MHz of nationwide spectrum. Our integrated MSS/ATC System is expected to include MSS radio equipment that will be co-located with the gateway segment equipment and ATC base stations that are expected to be deployed throughout the service area. These, together with dual-mode or other integrated devices, are expected to be capable of providing integrated end-user services and efficiently utilize the spectrum.

End-User Devices.   We intend to provide integrated services that maximize the benefits of the combination of satellite and terrestrial components. We are focused primarily on offering differentiated products and services that integrate both components. We intend to work with one or more handset or handset platform manufacturers and potentially one or more terrestrial ATC partners to design and develop MSS/ATC capable devices; among these is a lightweight mass-market handset similar to existing cellular phones and PDAs. We believe a dual-mode (terrestrial/satellite) mobile device that is comparable to current terrestrial mobile phones can be constructed with relatively little additional hardware expense. We also may develop several different types of handsets for specific applications, such as homeland defense, telematics, mobile broadcast video, maritime, and aeronautical. We are in discussions with several manufacturers and believe that such dual-mode devices can be manufactured.

Satellite Risk Management

We intend to obtain launch vehicle and satellite insurance and maintain in-orbit insurance coverage, each in an amount equal to the full replacement cost of the launch vehicle and our GEO satellite. Launch insurance policies typically cover claims arising from events that take place during the launch of the satellite through subsequent in-orbit testing and operations, including the replacement value of the launch vehicle, the partial or full loss of the satellite during launch, the failure of a satellite to obtain proper orbit and the failure of a satellite to perform in accordance with design specifications during the policy period, as well as insurance on the cost of such insurance. Insurance policies include customary commercial satellite insurance exclusions and/or deductibles and material change limitations, including exclusions on coverage for damage arising from acts of war and other similar potential risks in addition to exclusions for certain types of problems affecting the satellite that were known at the time the policy was written. We anticipate that, as is common in the industry, we will not insure against business interruption, lost revenues or delay of revenues in the event of a total or partial loss of the communications capacity or life of the satellite.

Our MEO Satellite System

In addition to our planned MSS/ATC System, we are authorized pursuant to regulations promulgated by the United Kingdom to operate a global MEO satellite system. Under ITU rules, our MEO system is deemed to have been brought into use and therefore is entitled to international recognition and legal protection.

Following one launch failure in March 2000, as well as disagreements with the manufacturer and launch manager of our MEO satellites, which disagreements are the subject of litigation commenced in 2004, and the issuance in 2003 of the FCC’s order establishing rules permitting MSS operators to seek authorization to integrate ATC into their networks, we have accelerated the development of our MSS/ATC System in North America using a GEO satellite. In 2004, we gave notice of the termination of the construction and launch agreements for our MEO satellites. In 2003, we decided that we would no longer provide full funding to certain of our subsidiaries to pay the operators of gateways for the MEO system unless the agreements with such operators were restructured to reduce service levels and payment obligations. As a result, eight of the ten operators have terminated their agreements, four of which have been successfully renegotiated and our obligations thereunder released, four of which have been terminated but are not yet settled, one of which has been extended and one of which we continue to perform under as previously agreed.

We have in orbit one MEO satellite launched in June 2001, referred to as “F2”, which currently provides data gathering services. Primary satellite control is provided under an agreement with PanAmSat Corporation, and we have a network management center and a backup satellite control center in Slough, United Kingdom. We are required to have the capability of controlling F2 from the United Kingdom as part of our U.K. authorization. We are currently using one gateway ground station equipped with five antennas, located in the United States, to monitor F2. We also own a facility in Itaborai, Brazil, on which certain gateway equipment for the MEO system is located.

In addition, we have ten MEO satellites in storage under an agreement with Boeing Satellite Systems International, Inc., most of which were in advanced stages of completion prior to the termination of work under the satellite agreements. The MEO satellites, including F2, are a modified Hughes 601 and Hughes 702 design and have a designed in-orbit life of 12 years. The satellites feature active S-band antennas capable of forming up to 490 beams for satellite-user links and C-band hardware for satellite-ground station links.

As a result of the decision to significantly curtail construction, the MEO satellite system has been written down to its fair value of zero for accounting purposes on our consolidated financial statements.

Plan of Operation for 2006.   Despite curtailment of our previous MEO business plan, we continue to explore the development of a new MEO business plan outside of North America that would utilize both our physical and regulatory MEO assets. Our MEO system has met seven out of eight milestones specified for 2 GHz MSS systems in Europe. We may proceed toward meeting the final milestone by providing commercial services in Europe, which may require the launch of additional MEO satellites, when the precise requirements imposed by the U.K. agencies in this regard are determined. We have also completed coordination, pursuant to the ITU’s Radio Regulations, for our MEO system (with the exception of two Middle Eastern countries), and may pursue operating licenses globally. In addition, we are in discussions with potential partners who could provide funding for the development of the MEO system or who could provide other strategic assets to complement our physical and regulatory MEO assets. In addition to developing the global MEO satellite system, we may also pursue the integration of ATC-like components into our MEO satellite system to the extent permitted by applicable foreign regulatory authorities in the future.

Summary Organizational Chart

The following chart is a summary of the organizational structure of our company as of May 11, 2006. For various historical, operational and regulatory reasons, we have many subsidiaries through which we hold our assets and conduct our operations. This chart only lists our primary subsidiaries. Many of these subsidiaries were formed in connection with the development of the MSS/ATC System. Unless otherwise indicated, each entity is wholly-owned by its parent entity.

*                    ICO North America has outstanding 7.5% notes. If all of the 7.5% notes are converted, the Company’s equity interest in ICO North America would be decreased to approximately 56%.

ICO Global Communications (Operations) Limited is authorized to operate a MEO satellite system globally pursuant to regulations promulgated by the United Kingdom and by the ITU. Our operations outside of North America are primarily conducted by this subsidiary and its subsidiaries.

ICO North America, Inc. was formed to develop the MSS/ATC System, and all of our operations in North America are conducted by this subsidiary and its subsidiaries. ICO North America is funding the MSS/ATC System, in part, through the issuance on August 15, 2005 of $650 million aggregate principal amount of 7.5% notes.

ICO Satellite Management LLC contracted in January 2005 with Loral for construction of a GEO satellite for use in the MSS/ATC System. ICO Satellite Management LLC assigned this contract to ICO Satellite Services G.P. in January 2006.

ICO Satellite Services Limited and ICO Services Limited are the subsidiaries through which ICO North America holds a 100% interest in ICO Satellite Services G.P.

ICO Satellite Services G.P. was assigned 8 MHz of 2 GHz spectrum by the FCC for the provision of MSS in the United States. The FCC granted ICO Satellite Services’ request in May 2005 to modify its reservation of spectrum for the provision of MSS in the United States using a GEO satellite system rather than a MEO satellite system. ICO Satellite Services transferred the FCC authorization to New ICO Satellite Services G.P. in December 2005. ICO Satellite Services is also the assignee of the contract between ICO Satellite Management LLC and Loral for construction of a GEO satellite and the ground-based beam forming equipment for use in the MSS/ATC System. In March 2006, ICO Satellite Services G.P. entered into an agreement with Lockheed Martin Commercial Launch Services, Inc. to provide launch services on an Atlas V launch vehicle. ICO Satellite Services G.P. owns a 99.99% interest in New ICO Satellite Services G.P.

SSG UK Limited owns a 0.01% interest in New ICO Satellite Services G.P.

New ICO Satellite Services G.P. holds the U.S. FCC authorization. It acquired the FCC authorization from ICO Satellite Services G.P. in December 2005. The FCC increased the assignment of 2 GHz MSS spectrum to 20 MHz on December 8, 2005.

Financial Information About Geographic Areas.   Most of our assets and current development activities relate to our North American business. The following table contains the location of our long-lived assets for each of the three years in the period ended December 31, 2005 (in thousands):

	December 31,
	2005	2004	2003
United States	$117,391	$—	$788,815
Foreign	—	—	88,628
	$117,391	$—	$877,443

Intellectual Property

We hold 24 granted U.S. patents, representing a total of 346 patent claims. We also have 5 pending U.S. patent applications. For our MSS/ATC System, the patents and applications cover features such as various frequency reuse schemes, different terrestrial and satellite air interfaces, dual-mode user devices, network control and frequency planning, among others. We hold 19 granted patents and have 5 pending patent applications in various foreign jurisdictions. Assuming that all maintenance fees and annuities continue to be paid, the patents expire on various dates from 2016 until 2022. “ICO” and the associated ICO corporate logo are our registered trademarks in the United States, and we maintain trademarks in approximately 18 foreign jurisdictions.

Employees

As of May 11, 2006, we had a total of 22 employees, including executive officers. We have engaged 9 consultants for the purpose of providing human resources, accounting services, strategy, regulatory and certain engineering specialties. We are currently hiring employees in the technical, administrative, legal, and operating fields, and expect to have several additional employees prior to year-end 2006. Our employees are not subject to any collective bargaining agreements.

Item 1A. Risk Factors.

The risks below address some of the factors that may affect our future operating results and financial performance. If any of the following risks, or other risks not presently known to us or that we currently believe not to be significant, develop into actual events, then our business, financial condition, results of operations or prospects could be materially adversely affected.

Risks Related to Our Business

We have no significant operations, revenues or operating cash flow and will need additional liquidity to fund our operations and fully fund all necessary capital expenditures.

We were restructured in a bankruptcy and, since May 2000, have had no significant operations or revenues and do not generate any cash from operations. With the exception of gains recognized on certain contract settlements in 2005, we have incurred net losses since May 2000. We expect to have losses for the foreseeable future. We continue to incur expenses, which must be funded out of cash reserves or the proceeds (if any) of future financings.

The implementation of our business plan, including the construction and launch of a satellite system and the necessary terrestrial components of the mobile satellite service/ancillary terrestrial component system, referred to as the MSS/ATC System, will require significant funding. It is unclear when, or if, we will be able to generate sufficient cash from operations to cover our expenses and fund capital expenditures. Our current assets will not be sufficient to fund our expenses through deployment of our MSS/ATC System and commencement of revenue-generating operations. If we determine to develop the necessary ATC ground infrastructure alone, rather than with strategic partners, our capital requirements would be even more substantial. Moreover, the indenture governing ICO North America’s 7.5% convertible senior secured notes due 2009, referred to as the 7.5% notes, restricts its ability to incur additional indebtedness and to sell, lease, transfer or encumber any of its assets. There is no assurance that we will be able to obtain the additional funding required in the amounts or at the time the funds are required.

We may not be successful in implementing our business plan and this failure would have a material effect on our financial condition and results of operations.

Our business plan contemplates building an MSS/ATC system serving all 50 states in the United States, as well as Puerto Rico and the U.S. Virgin Islands. Neither we nor any other company in the past has offered service over such an integrated satellite and ancillary terrestrial component network. There are no assurances that we will be able to develop such a network in the timetable or within the total costs projected, or that we will be able to successfully sell the services provided by such a network. We are substantially dependent on the efforts of our suppliers to develop and deliver the satellite and other material components of our planned MSS/ATC System, and there are no readily available substitute suppliers. We presently have limited operations other than development of our MSS/ATC System and delays in the delivery or deployment of the satellite will be harmful to the implementation of our business plan and, as a consequence, our financial condition and results of operations.

There are significant risks associated with building, launching and operating the satellite contemplated under our business plan.

Our business plan contemplates operating one GEO satellite, exposing us to risks inherent in satellite launch and operations, including possible delivery delays, launch failure or incorrect orbital placement. A delay in delivery of the satellite could cause us to miss our scheduled launch date. Such a delay could be caused by many factors, including unanticipated delays in designing the satellite to our specifications, unavailability of components, the performance of subcontractors and similar design and construction issues. A launch failure would result in significant delays in the deployment of the GEO satellite because of the need both to construct a replacement satellite, which can take 27 months or longer, and to obtain other launch opportunities. Such significant delays could materially and adversely affect our operations. Launch vehicles may also underperform, failing to place the GEO satellite in the desired orbital location. Even if we are able to place the GEO satellite into service by using its onboard propulsion systems to reach the desired orbital location, the satellite’s useful life could be reduced. Satellites generally are subject to significant operational risks while in orbit. These risks include malfunctions, commonly referred to as anomalies, which can occur as a result of various factors, such as satellite manufacturers’ errors, problems with the power or control systems of the satellites and general failures resulting from operating satellites in the harsh environment of space. We suffered launch failure with one of our MEO satellites, and another satellite in the MEO system that was successfully launched experienced an anomaly in orbit that delayed functionality for several months.

While we have previous experience in launching and operating satellites and expect to obtain insurance for the launch and on-going operations of the satellite, such insurance will not fully cover all losses we may experience. We may face delay and/or financial loss in case of a disruption in the GEO satellite’s construction or operation. We may not always be able to obtain insurance at reasonable rates. The occurrence of a launch failure could materially adversely affect our ability to insure the launch of our satellites at commercially reasonable premiums, if at all. Once launched, we may be unable to obtain and maintain insurance for our GEO satellite, and the insurance we obtain will not cover all losses we may experience. We do not expect to insure against business interruption, lost revenues or delay of revenues. Also, any insurance we obtain will likely contain certain customary exclusions and material change limitations that would limit our coverage.

A launch or operational failure of the satellite may also endanger our FCC authorization to provide MSS using the 2 GHz spectrum in the event that satellite services cannot be promptly or fully initiated or restored. The loss of our MSS authorization would have a material adverse effect on our financial condition and results of operations. See “Regulatory Risks—Our 2 GHz MSS authorization is subject to significant implementation milestones.”

There are significant technological risks associated with development of our MSS/ATC System.

The successful development of our MSS/ATC System will require us, through our subsidiaries and together with our suppliers and partners, to develop several new systems. These include the integrated MSS and ATC systems, dual direction ground-based beam forming for communications between the satellite and terrestrial equipment, and the development of mass-market dual mode devices that will meet the FCC’s requirements, none of which exists today. Although ground-based beam forming has been used for satellites before, to the best of our knowledge, it has never been implemented in both directions to the extent planned for the GEO satellite. Also, the GEO satellite may operate at lower signal strength than other satellites, increasing the challenge of developing a suitable dual mode device. Each of these developments represents unique challenges that may impact schedule and development cost. In addition, the end-user devices and the new network infrastructure may be at a cost disadvantage, due to lack of manufacturing scale. This may place us at a cost disadvantage with respect to other terrestrial carriers.

Other parties may have patents or pending patent applications related to integrated MSS/ATC system technology. Those parties may claim that our products or services infringe their intellectual property rights and bring suit against us for infringement of patent or other intellectual property rights. Although we believe that we do not (and we do not intend to), we may be found to infringe on or otherwise violate the intellectual property rights of others. If our products or services are found to infringe or otherwise violate the intellectual property rights of others, we may need to obtain licenses from those parties or design around such rights, increasing development costs and potentially making the system’s operation less efficient. We may not be able to obtain the necessary licenses on commercially reasonable terms, or at all, or to design around such rights. In addition, if a court finds that we infringe or otherwise violate the intellectual property rights of others, we could be required to pay substantial damages or be enjoined from making, using or selling the infringing product or technology. We could also be enjoined while an infringement suit was pending. Any such claim, suit or determination could have a material adverse effect on the operation of the system or our financial condition and results of operations.

Further, we will have to license hardware and software for our system and products. There can be no assurance that the necessary licenses will be available on acceptable commercial terms. Failure to obtain such licenses or other rights could have a material adverse effect on our business, operating results and financial condition.

The success of our business plan may depend on our ability to form strategic partnerships to develop our MSS/ATC System under the constraints of various regulatory requirements.

Our business plan contemplates that we may form strategic partnerships with parties who are able to complement our satellite offerings and benefit from our satellite and/or terrestrial network components. We currently have no strategic partners for our MSS/ATC System, and there can be no assurances that we will be able to form such partnerships on attractive terms. Further, such partnerships may be subject to various regulatory requirements on operation and ownership of satellite and terrestrial assets that may significantly impact the value to a third party of entering into a strategic relationship with us.

We face significant competition from companies that are larger or have greater resources.

We face significant competition from companies that are larger or have greater resources, and from companies that may introduce new technologies and new wireless spectrum. While we plan to be one of the first companies to offer integrated satellite and ATC-based terrestrial services, in parts of our business we will face competition from many well-established and well-financed competitors, including existing cellular/personal communications service operators who have large established customer bases. Many of these competitors have substantially greater access to capital and have significantly more operating experience. Further, due to their larger size, many of these competitors enjoy economies of scale benefits that are not available to us.

We may also face competition from other MSS operators planning to offer MSS/ATC services. In addition, the FCC could make additional wireless spectrum available to new or existing competitors. The FCC has announced its intent to begin auctioning, on June 29, 2006, 90 MHz of spectrum designated for advanced wireless services, which include a variety of wireless services such as Third Generation, or 3G, mobile broadband and advanced terrestrial wireless services. The FCC has designated additional spectrum for advanced wireless services, but has not yet adopted licensing or service rules for that spectrum.

In addition, the FCC has been directed by U.S. Congress to auction another 60 MHz of spectrum in the 700 MHz band no later than January 28, 2008, although the spectrum will not become available for use any earlier than February 2009.

We may also face competition from the entry of new competitors or from companies with new technologies, and we cannot at this time project the impact that this would have on our business plan or our future results of operations.

We may be unable to protect the proprietary information and intellectual property rights that our operations and future growth will depend on.

The success of our business plan depends, in part, on our ability to develop or acquire technical know-how and remain current on new technological developments. As a result, our ability to compete effectively will depend, in part, on our ability to protect our proprietary technologies and systems designs. While we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be successful in doing so. We rely on patents, trademarks, copyrights, trade secret laws and policies and procedures related to confidentiality to protect our technology, products and services. Some of our technology, products and services, however, are not covered by any of these protections.

We do not know whether any of our pending patent applications will be issued or, in the case of patents issued or to be issued, that the claims allowed are or will be sufficiently broad to protect our intellectual property. Even if all of our patent applications are issued and are sufficiently broad, our patents may be challenged, invalidated or circumvented. In addition, we do not know whether we will be successful in maintaining the rights to our granted trademarks and these trademark rights may be challenged. Moreover, patent and trademark applications filed in foreign countries may be subject to laws, rules and procedures that are substantially different from those of the United States, and any resulting foreign patents may be difficult and expensive to enforce. We could, therefore, incur substantial costs and diversion of resources in prosecuting patent and trademark infringement suits or otherwise protecting our intellectual property rights, which could have a material adverse effect on our financial condition and results of operations, regardless of the final outcome. Despite our efforts to protect our proprietary rights, there can be no assurance that we will be successful in doing so or that our competitors will not independently develop or patent technologies equivalent or superior to our technologies.

We also rely upon unpatented proprietary technology and other trade secrets. While it is our policy to enter into confidentiality agreements with our employees and third parties to protect our proprietary expertise and other trade secrets, these agreements may not be enforceable, and, even if they are legally enforceable, we may not have adequate remedies for breaches of such agreements. The failure of our patents or confidentiality agreements to protect our proprietary technology or trade secrets could have an adverse effect on our results of operations.

We may be unable to determine when third parties are using our intellectual property rights without our authorization. The unremedied use of our intellectual property rights or the legitimate development or acquisition of intellectual property similar to ours by third parties could reduce or eliminate any competitive advantage we have as a result of our intellectual property, adversely affecting our financial condition and results of operations. If we must take legal action to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of our resources and management’s attention, and there is a risk that we may not prevail in any such suits or proceedings. A failure to protect, defend or enforce our intellectual property rights could have an adverse effect on our business, financial condition and results of operations.

ATC spectrum access is limited by technological factors.

We will operate with the authority to use a finite quantity of 2 GHz spectrum. Spectrum used for communication between the satellite and the end user may interfere with portions of the spectrum that would otherwise be available for ATC use, diminishing the availability of spectrum for the ATC component to an extent that cannot be quantified at this time.

We are currently being audited by the IRS for a tax year in which we realized a sizeable gain that was offset by losses.

For U.S. federal income tax purposes, we realized a gain of more than $300 million on the disposition of certain securities in 2003. This gain was offset by losses incurred in connection with the abandonment of certain assets related to our MEO network in 2003. We are currently being audited for tax year 2003 by the Internal Revenue Service. While we believe that we properly treated and reported all items of gain and loss, the disallowance of the deductions claimed would have a material adverse effect.

We are engaged in litigation with The Boeing Company and Boeing Satellite Systems International and expect to incur material expenses in pursuing this litigation.

We are engaged in litigation with The Boeing Company and Boeing Satellite Systems International, Inc., referred to as BSSI, arising out of agreements for the development and launch of MEO satellites for our subsidiary, ICO Global Communications (Operations) Limited. We have asserted cross-claims that we believe are meritorious in this litigation, but affirmative claims of BSSI are still pending. While BSSI’s allegations are unproven and it has not specified the amount of monetary relief it is seeking, BSSI alleges that it suffered losses of a material dollar amount. We anticipate that the expense of pursuing this litigation will be material.

We are in the process of terminating our MEO gateway agreements and may incur additional material expenses in terminating these agreements.

Certain of our subsidiaries had agreements with ten operators of gateways for our MEO system, and have successfully renegotiated and terminated four of those agreements. In addition, four of the agreements have been terminated but are not yet settled, one of the agreements has been extended and we continue to perform under one additional agreement. We have discontinued the funding of certain of the gateway agreements and may discontinue the funding of certain of our subsidiaries who are parties to the gateway agreements. There can be no assurance that there will not be costs associated with further terminations or that the operators of gateways will not try to hold us liable for these agreements. If we are unable to terminate and settle the remaining agreements and are held liable for them, it could have a material adverse effect on our financial condition.

Our auditors identified material weaknesses in our internal controls during their audit of our financial statements. If we are unable to successfully address these material weaknesses in our internal controls, or other control deficiencies, our ability to provide timely and accurate financial statements could be adversely affected.

In connection with their audit of our financial statements for the years ended December 31, 2003, 2004 and 2005, our independent auditors identified material weaknesses in our internal controls. Certain of these were matters that could, in our auditor’s judgment, adversely affect our ability to record, process, summarize and report financial data. The comments and recommendations provided by our auditors included, but were not limited to: the need to employ additional financial reporting staff with adequate technical training and experience in connection with the preparation of consolidated financial statements on a timely basis and the need to improve control procedures with respect to recording journal entries.

If the material weaknesses identified by our auditors are not remedied, they could materially adversely affect our business and results of operations. For example, if we do not have sufficient adequately trained and experienced accounting personnel, we may be unable to prepare our financial statements on time and may not accurately reflect our performance or condition, which may adversely affect our business and compliance with SEC reporting obligations.

Compliance with the Sarbanes-Oxley Act and the Exchange Act is likely to increase our operating expenses and may strain our resources and distract our management. If we fail to comply with the Sarbanes-Oxley Act and the Exchange Act, we may be subject to penalties and investors may lose confidence in us.

As a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the Nasdaq Stock Market, have required, and will require, changes to some of our corporate governance and other operating practices. These changes include developing financial and disclosure processes that satisfy Section 404 of the Sarbanes-Oxley Act. We expect that compliance with these rules and regulations will increase our legal and financial compliance costs and will make some activities more difficult, time consuming and costly, and may divert management’s attention from other business concerns. We also expect that these rules and regulations could make it more difficult and more expensive for us to obtain director and officer liability insurance. As a result, it may be more difficult for us to attract and retain qualified directors, particularly to serve on our audit committee, and to attract and retain qualified executive officers. If we are unable to comply with the Sarbanes-Oxley Act, the Exchange Act and related rules and regulations, investors may lose confidence in the reliability of our financial statements, which may cause a decline in our stock price and adversely affect our ability to raise additional capital.

Regulatory Risks

Our 2 GHz MSS authorization is subject to significant implementation milestones.

A significant component of our business strategy is to offer integrated MSS and ATC service. However, under FCC regulations, we are required to adhere to significant implementation milestones to maintain authorization to use our assigned MSS spectrum in the United States. To date, we have certified to the FCC that we have met the first five FCC milestones. We are required to meet seven additional FCC milestones, and these milestones include satellite launch by July 1, 2007, and certification that the MSS system is operational by July 17, 2007. This is an aggressive schedule, and there can be no assurance that we will meet these milestones to the satisfaction of existing FCC regulations. In the event that we do not meet a milestone, we may be deemed to be in violation of applicable FCC regulations and may be subject to automatic cancellation of our authorization to utilize our assigned 2 GHz spectrum. The loss of our MSS authorization would have a material adverse effect on our business prospects, financial condition and results of operations, and would be an event of default under the indenture governing the 7.5% notes.

We are subject to significant U.S. and international governmental regulation.

Our ownership and operation of satellite and wireless communication systems is subject to regulation by the FCC, the U.K. Office of Communications, referred to as Ofcom, and the ITU. In general, laws, policies and regulations affecting the satellite and wireless communications industries are subject to change in response to industry developments, new technology or political considerations. Legislators or regulatory authorities in the United States, the United Kingdom and at the ITU are considering or may consider, or may in the future adopt, new laws, policies and regulations or changes to existing regulations regarding a variety of matters that could, directly or indirectly, affect our operations or increase the cost of providing services over our MSS/ATC System.

FCC authorizations to provide mobile satellite service are subject to various regulatory milestones relating to the construction, launch, and operation of MSS satellites, which constitute the satellite system component of an integrated MSS/ATC network. Authorizations to provide ATC-related services are predicated on compliance with, and achievement of, various rules and regulatory milestones relating to the construction, launch and operation of the underlying MSS system. Failure to comply with relevant FCC rules or milestones, or with the terms of FCC authorizations granted to us to provide MSS or ATC services, could result in a cancellation of the MSS or ATC authorization, unless a waiver of the rules or an extension of such milestones is obtained.

Ofcom submits and maintains ITU filings on our behalf, pursuant to our continuing compliance with U.K. due diligence requirements, which include obligations to proceed apace with our business plans and to comply with Ofcom and ITU requirements related to filings made and activities undertaken on our behalf. For example, in the event that Ofcom finds that ICO North America is not developing its satellite system consistent with Ofcom’s due diligence requirements, Ofcom may elect to permit a competitive U.K. filing for its orbital location or refuse to further support ITU filings made on its behalf for that system, resulting in cancellation of the ITU filings. If Ofcom were to permit the competitive U.K. system to deploy at the ICO North America orbital location, future operations of the MSS/ATC System may be significantly compromised as a result of difficulty of frequency coordination with the competing U.K. system. If Ofcom were to indicate that it was withdrawing support for ICO North America’s satellite system, it would have a material adverse effect on our ability to deploy the MSS/ATC System and, as a result, our financial condition and results of operations.

We are subject to similar requirements with respect to the development of the MEO satellite system, and would be similarly affected should Ofcom elect to permit a competitive U.K. filing for our orbital location or refuse to further support ITU filings made on our behalf for that system. U.K. law imposes an indemnification requirement on us and ICO North America in the event its satellite causes damage to another satellite in flight. We have obtained in-flight insurance for this risk.

The ITU regulates the use of radio frequency bands and orbital locations used by satellite networks to provide communications services. The use of spectrum and orbital resources by us and other satellite networks must be coordinated pursuant to the ITU’s Radio Regulations in order to avoid interference among the respective networks.

By June 1, 2012, our GEO satellite system is required under ITU rules to be brought into use and coordinated with those national administrations whose satellite systems have superior ITU rights. If the system is not brought into use by June 1, 2012, the ITU would automatically cancel the ITU filings for that system, which could have a material adverse effect on our ability to deploy the GEO satellite system. Further, if we fail to complete coordination with such administrations and systems prior to the launch of the system, the system may be prohibited under ITU rules from providing coverage to countries served by those satellite systems.

Increased competition for spectrum and orbital locations may make it difficult and costly for us to obtain or retain the right to use the spectrum and orbital resources required for our operations. In the future, we may not be able to coordinate our satellite operations successfully under international telecommunications regulations and may not be able to obtain or retain spectrum and orbital resources required to provide future services.

In order to maintain our U.K. authorization to operate our MEO satellite system, we may need to have additional satellites in orbit.

We have in orbit one MEO satellite launched in June 2001, which currently provides data gathering services. In order to maintain the U.K. authorization to operate the MEO satellite system, we must meet U.K. due diligence requirements, which include compliance with European Commission rules and may include compliance with Conference of European Posts and Telecommunications decisions as they are developed for the provision of MSS in the 2 GHz band. We have certified that the MEO system has met seven of the eight milestones specified in the 1997 Conference of European Posts and Telecommunications decisions that provisioned spectrum in Europe for 2 GHz MSS systems. U.K. due diligence obligations require that we meet the final milestone by providing commercial services in Europe, which may require the launch of additional MEO satellites. However, the precise requirements and timing that may be imposed by U.K. agencies in this regard are still to be determined. We do not currently have the funding required to launch additional MEO satellites. If we were required to launch additional MEO satellites in order to maintain the U.K. authorization but were unable to secure the additional funding required for the completion of construction and launch of those satellites, it could lead to the loss of our U.K. MEO authorization, which could have a material adverse effect on our prospects, financial condition and results of operations.

We have not yet applied for ATC authorization.

We have not yet applied to the FCC for ATC authorization, and there are no assurances that the FCC would grant any such authorization request. We must apply for ATC authorization separately from any satellite authorization, and we cannot be granted ATC authorization until we have met certain ATC gating criteria, including a requirement to have a ground spare satellite available within one year of commencing ATC service. We also must apply for separate FCC authorizations to cover terrestrial facilities used to provide MSS/ATC services, including licenses and equipment certifications for the mobile handsets and other end-user equipment. If we are unsuccessful in receiving ATC authorization from the FCC, it could have a material adverse effect on our financial condition and results of operations.

Our use of the 2 GHz band is subject to successful relocation of incumbent users.

There are currently incumbent users operating services in certain portions of the 2 GHz band. Our operations in the 2 GHz band are subject to successful relocation of incumbent broadcast auxiliary service, cable television relay service and local television transmission service, collectively referred to as BAS, users and other users in the band. The FCC’s rules require new entrants to the 2 GHz band, including 2 GHz MSS licensees, to relocate incumbent BAS users. Sprint Nextel, a new entrant in the 2 GHz band, is required to relocate incumbent BAS users in the 2 GHz MSS uplink band, and may be entitled to and has indicated that it intends to seek reimbursement of eligible clearing costs from 2 GHz MSS licensees, including us. We do not presently know the amount of our portion or the timing of the reimbursement, but believe it could have a material adverse effect on our financial condition and results of operations.

New entrants to the 2 GHz band also must relocate incumbent users in the 2 GHz MSS downlink band or reimburse other parties for their costs of relocating those incumbent users. In view of Sprint Nextel’s participation in the BAS relocation and the defined number of users in our downlink band, we believe that we can meet the FCC requirements for relocating incumbent users prior to beginning commercial MSS operations. However, due to the complex nature of the BAS relocation and the need to work closely with an outside party, Sprint Nextel, there is a risk that delays in making sufficient progress in the relocation effort will delay the start of commercial MSS operations. Any such delay would negatively impact our financial condition and results of operations.

Our spectrum assignment is subject to pending petitions for FCC reconsideration.

On December 8, 2005, the FCC increased the assignment to us of 2 GHz MSS spectrum from 8 MHz to 20 MHz. Our spectrum assignment is subject to pending petitions for reconsideration of this FCC decision, and is conditioned upon any reinstatement of a cancelled Globalstar LLC 2 GHz MSS authorization. FCC reinstatement of the Globalstar authorization would likely result in a reduction in the amount of spectrum assigned to us. Any reduction in our spectrum assignment could reduce its value and adversely affect the implementation of our business plan and, as a consequence, our financial condition and results of operations.

We are seeking authorization to change the GEO satellite orbital slot.

The FCC has authorized us to operate from an orbital slot by positioning the GEO satellite at 91° west longitude. This orbital slot could present coordination challenges with other GEO satellites operated at or near 91° west longitude. We are seeking the necessary FCC and international authorizations to operate instead at 92.85° west longitude in order to reduce or eliminate coordination issues, but there is no assurance that we will be successful in that effort. Intelsat, a satellite operator authorized to operate at 93° west longitude, has filed an objection with the FCC against our request for authorization to operate at 92.85° west longitude to the extent we seek to use C-band frequencies under limited circumstances. We must develop a plan for our use of this location in a manner that does not interfere with Intelsat’s operations at this orbital location. If we are unable to obtain such authorizations, we may be required to select an alternate orbital location, which may require coordination with an increased number of satellite systems, additional regulatory filings or a reduction in the amount of spectrum (feederlink) resources available to our MSS/ATC System as compared to the desired orbital location.

Any changes in control of certain of our subsidiaries are subject to prior FCC approval.

Any investment in our subsidiaries that hold various FCC assignments and authorizations that could result in a change of control of those subsidiaries would be subject to prior FCC approval. A request for FCC approval would involve a lengthy review period prior to consummation of the change of control.

There can be no assurance that an FCC approval could be obtained in a reasonably timely fashion, and the FCC could impose new or additional license conditions as part of such a review.

Risks Related to the ICO North America 7.5% Notes

Our primary subsidiary, ICO North America, has a substantial amount of indebtedness, which could adversely affect our ability to execute our business plan and to obtain additional financing, and the terms of the indenture may restrict ICO North America’s current and future operations.

As of December 31, 2005, ICO North America had $650 million aggregate principal amount of 7.5% notes outstanding. This substantial debt could have significant consequences, including, but not limited to:

•       requiring ICO North America to dedicate a substantial portion of its assets and cash flow, if any, to pay principal and interest on the 7.5% notes, reducing the funds available for working capital, capital expenditures, payment of dividends, acquisitions and other general corporate purposes;

•       limiting our ability to raise future financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, and potentially subjecting us to restrictive covenants;

•       limiting our flexibility in planning for and reacting to changes in our business and industry;

•       making us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•       placing us at a disadvantage compared to our competitors who have less debt.

In particular, the indenture governing the 7.5% notes contains a number of restrictive covenants that impose significant operating restrictions that may limit ICO North America and its subsidiaries’ ability to engage in acts that may be in their long-term best interests. In addition, the indenture includes covenants restricting, among other things, ICO North America and its subsidiaries’ ability to:

•       make investments;

•       incur liens;

•       incur additional debt (including guarantees and capital lease obligations) or issue preferred stock;

•       pay dividends (other than in the form of stock) on their capital stock, make redemptions or purchases of their capital stock or our capital stock, or make other payments to us;

•       use the proceeds of certain asset sales that are not applied or invested in a certain manner within one year to repay the 7.5% notes;

•       engage in mergers, consolidations, acquisitions and sales of substantially all their assets;

•       change the business conducted;

•       enter into transactions with affiliates (including the Company); and

•       sell, lease or transfer the right to use their assets outside of the ordinary course of business or sell any capital stock of the subsidiaries.

A breach of any of the restrictive covenants could result in an event of default under the indenture. If an event of default occurs, the indenture trustee or the holders of 25% of the aggregate principal amount of the outstanding 7.5% notes may elect to declare the notes, together with the funds held in escrow to meet the first two-years’ interest obligation, to be immediately due and payable and to enforce the guarantees of ICO North America’s subsidiaries, to enforce their security interest or to enforce our pledge of ICO North America’s capital stock. If the notes were accelerated, ICO North America and its subsidiaries’ assets may not be sufficient to repay the notes.

ICO North America does not generate sufficient cash to make future interest payments and repay its 7.5% notes.

As a development stage company, ICO North America does not generate any operational cash flow. Under the terms of its 7.5% notes, it is required to keep in escrow sufficient funds to meet the first four scheduled semi-annual interest payments. However, its ability to make future interest payments and repay the notes upon maturity in August 2009 will depend on its ability to generate operating cash and/or raise additional financing.

The 7.5% notes are secured by a security interest in substantially all of ICO North America and its subsidiaries’ assets and by our pledge of its capital stock.

ICO North America’s 7.5% notes are secured by a first priority security interest in substantially all of the assets of ICO North America and its present and future subsidiaries to the extent permitted by law and by a first priority pledge by us of ICO North America’s capital stock, subject to certain exceptions. ICO North America and its subsidiaries currently hold substantially all of our assets. In addition, the notes are fully and unconditionally guaranteed by all of ICO North America’s present and future subsidiaries, and those guarantees are secured by a pledge of substantially all of the guarantors’ assets to the extent permitted by law.

ICO North America may not have the ability to finance the change of control repurchase offer required by the indenture governing its 7.5% notes.

Upon the occurrence of certain events, including a change in control of ICO North America, as that term is defined in the indenture governing the 7.5% notes, or a transaction pursuant to which any person holds an amount of our capital stock that represents more votes in the election of our directors than is represented by the capital stock held by Eagle River, ICO North America is required to make an offer to repurchase the 7.5% notes in cash at a purchase price equal to 107.5% of the aggregate principal amount, plus any unpaid interest and a pro rata share of the funds held in escrow to meet the interest obligation through the second anniversary of issuance.

The source of funds for any such repurchase would be any available cash or cash generated from ICO North America’s operations or other sources, including borrowings, sales of equity or funds provided by a new controlling person or entity. There is no assurance that sufficient funds will be available to ICO North America at the time of any change of control event to repurchase all tendered notes pursuant to this requirement.

The 7.5% notes are convertible into shares of ICO North America’s common stock, and, if converted, our ownership of ICO North America would be reduced to approximately 56%.

Holders of ICO North America’s 7.5% notes may convert their notes into shares of ICO North America’s Class A common stock at any time. If all of the 7.5% notes were converted, our ownership interest in ICO North America would be reduced to approximately 56%. Presently, we hold over 99% of the capital stock of ICO North America and, therefore, have significant discretion over the conduct of its operations, subject only to the restrictions contained in the indenture governing the 7.5% notes and our obligations to minority stockholders of ICO North America. While we would remain its controlling stockholder even if all of the note holders choose to convert, our influence over the operations of ICO North America would be limited to our ability to elect its directors, which would mean that our interests in its operations would be balanced against any competing interests of the Class A common stock holders, possibly resulting in delays in the implementation of, and changes to, the business plan for our primary subsidiary, ICO North America.

The annual interest rate on the 7.5% notes increases if our MSS/ATC System is not certified as operational by August 15, 2008.

If our MSS/ATC System is not certified as operational by August 15, 2008, the annual interest rate on the 7.5% notes increases by 1.5% initially and by an additional 1.5% every 30 days until certification is achieved, up to a maximum annual interest rate of 13.5%, and all payments on the notes are required to be paid in cash. If ICO North America did not have sufficient earnings to service the increased interest payments on the notes, it might be required to reduce capital expenditures, borrow more money or sell capital stock, which it may not be able to do. If this were to occur, it would adversely affect our ability to develop our MSS/ATC System and, as a consequence, our financial condition and results of operations.

Risks Related to Our Class A Common Stock

We cannot predict the liquidity of the trading market for our Class A common stock.

Our Class A common stock currently trades in the over-the-counter market and is quoted on the “pink sheets,” an electronic quotation system. We are applying to have our Class A common stock listed on the Nasdaq National Market. There is no assurance that our application to list the Class A common stock will be accepted. If it is not, we expect our Class A common stock to continue to be traded in the over-the-counter market. Whether our Class A common stock is listed on the Nasdaq National Market or continues to trade in the over-the-counter market, there can be no assurance as to the liquidity of the trading market that will develop.

Future sales of our Class A common stock could depress the market price.

The market price of our Class A common stock could decline as a result of sales of a large number of shares. Most of our Class A common stock that is held by non-affiliates can be sold without limitation under Rule 144(k). Beginning 90 days after the effective date of this registration statement, certain holders of our Class A common stock will be able to sell their shares in compliance with Rule 144. In addition, certain holders of our Class A common stock have the ability to cause us to register the resale of their shares, including, in the case of Eagle River, shares of Class A common stock acquired upon conversion of their Class B common stock. These sales might also make it more difficult for us to sell shares in the future at a time and price that we deem appropriate.

The interests of our controlling stockholder may conflict with your interests as a holder of our Class A common stock.

Eagle River Investments, LLC and its affiliates, collectively referred to as Eagle River, beneficially own and control approximately 68.9% of the voting power of our outstanding capital stock. As a result, Eagle River has control over the outcome of matters requiring stockholder approval, including:

•       the election of our directors;

•       amendments to our charter or certain amendments to our bylaws; and

•       the adoption or prevention of mergers, consolidations or the sale of all or substantially all of our assets or the assets of our subsidiaries.

Eagle River also will be able to delay, prevent or cause a change of control of us. Among other effects, if a change in control transaction resulted in any person holding capital stock representing more votes in the election of directors than the number of votes represented by the capital stock held by Eagle River, the consummation of such a change in control would also trigger the requirement that ICO North America offer to repurchase its 7.5% notes pursuant to the terms of the indenture.

Eagle River and its affiliates have made significant investments in other telecommunications companies and may in the future make additional investments. Some of these companies may compete with us. Eagle River and its affiliates are not obligated to advise us of any investment or business opportunities of which they are aware, and they are not restricted or prohibited from competing with us.

We are a “controlled company” within the meaning of the NASD Marketplace Rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Eagle River and its affiliates beneficially own and control approximately 68.9% of the voting power of our outstanding capital stock. As a result, we will be a “controlled company” within the meaning of the Nasdaq National Market corporate governance standards. Under the NASD Marketplace Rules, a company of which more than 50% of the voting power is held by another company is a “controlled company” and may elect not to comply with certain Nasdaq National Market corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the compensation of officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors and (3) the requirement that director nominees be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors with a written charter or board resolution addressing the nomination process. We intend to utilize these exemptions. As a result, you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq National Market corporate governance requirements.

Certain provisions in our Restated Certificate of Incorporation may discourage takeovers, which could affect the rights of holders of our Class A common stock.

Our Restated Certificate of Incorporation provides that we will take all necessary and appropriate action to protect certain rights of our common stockholders that are set forth in the Restated Certificate of Incorporation, including voting, dividend and conversion rights and their rights in the event of a liquidation, merger, consolidation or sale of substantially all of our assets. It also provides that we will not avoid or seek to avoid the observance or performance of those rights by charter amendment, entry into an inconsistent agreement or reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution or the issuance or sale of securities. In particular, these rights include our Class B common stockholder’s right to ten votes per share on matters submitted to a vote of our stockholders and option to convert each share of Class B common stock into one share of Class A common stock.

We do not expect to pay dividends on our Class A common stock for the foreseeable future.

We have never paid a cash dividend on shares of our equity securities, and do not intend to pay any dividends on our Class A common shares during the foreseeable future. Since we were restructured in a bankruptcy in May 2000, we have had no significant operations or revenues and have incurred net losses (other than in 2005, but due solely to the recognition of an accounting gain in that year). We continue to incur expenses, which must be funded out of cash reserves or the proceeds (if any) of future financings. We expect to have losses for the foreseeable future.

Our current plan is to focus most of our resources on the development of our MSS/ATC System. ICO North America is at an early stage of development and does not have any revenue-generating operations. Its ability to generate cash in the future will depend on its ability to successfully develop the MSS/ATC

System and implement and manage projected growth and development. There are no assurances that ICO North America will be successful in these endeavors.

In addition, ICO North America and its subsidiaries are prohibited from paying cash dividends on their capital stock and from purchasing or redeeming their capital stock (unless funded by a contemporaneous sale of capital stock) under the terms of the indenture governing ICO North America’s 7.5% notes.

Item 2.                        Financial Information.

Selected Financial Data

Set forth below is our selected consolidated financial data for the five fiscal years ended December 31, 2005. The selected consolidated financial data for the five fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 are derived from our audited consolidated financial statements. The audited consolidated financial statements as of December 31, 2005 and 2004, for the three fiscal years ended December 31, 2005, and for the period from February 9, 2000 (inception) to December 31, 2005 are included in this registration statement. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes included in this registration statement and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year ended December 31,
	2005	2004	2003	2002	2001
	(in thousands, except per share data)
Operating expenses:
General and administrative(1)	$27,850	$28,011	$52,492	$81,743	$268,030
Research and development	570	—	—	—	—
Contract settlements(2)	(74,955)	—	—	—	—
(Gain) loss on disposal of assets	(2,030)	—	—	12,527	639
Impairment of property under construction(3)	—	865,191	165,417	392,066	15,630
Operating income (loss)	48,565	(893,202)	(217,909)	(486,336)	(284,299)
Net interest income (expense)	(14,450)	(9,087)	(15,852)	(38,878)	45,953
Other income (expense)	76	220	(1,430)	(434)	11,072
Income (loss) before income taxes	34,191	(902,069)	(235,191)	(525,648)	(227,274)
Income tax benefit (expense)	(785)	(429)	1,043	114,133	3,318
Net income (loss) before cumulative effect of a change in accounting principle	33,406	(902,498)	(234,148)	(411,515)	(223,956)
Cumulative effect of a change in accounting principle(4)	—	—	—	—	(1,944)
Net income (loss)	$33,406	$(902,498)	$(234,148)	$(411,515)	$(225,900)
Basic income (loss) per share	$0.17	$(4.64)	$(1.20)	$(2.12)	$(1.20)
Diluted income (loss) per share	$0.17	$(4.64)	$(1.20)	$(2.12)	$(1.20)
Total assets	$714,775	$54,960	$994,941	$1,569,070	$2,261,156
Long-term obligations, including current portion	$667,191	$68,492	$105,639	$106,423	$303,244

(1)          The decrease in general and administrative expenses from 2001 to 2002 is a result of the termination of a ground segment supply agreement totaling $93.3 million, the relocation of our headquarters from London to the United States, as well as staff reductions. General and administrative expenses continued to decrease through the end of 2004 as we continued to curtail further spending on the MEO system.

(2)          Certain of our subsidiaries had agreements with ten operators of gateways for our MEO system. Eight of the ten operators have terminated their agreements with us and discontinued providing the requisite level of services. We have continued to accrue expenses according to our subsidiaries’ contractual obligation until such obligations have been released and the operator has ceased providing services, although in most instances our subsidiaries have suspended or significantly reduced actual payments to the operators. In 2005, upon reaching settlement with four operators, pursuant to which the operators’ claims were legally released, we wrote off the accrued liability and recognized a gain on contract settlements of $75 million.

(3)          In 2001, we cancelled certain launch services resulting in an impairment of property under construction of $15.6 million. In 2002, we identified certain assets that were no longer expected to be utilized in the future design of the MEO system. As a result, we recorded an impairment charge of $392.1 million, of which, approximately $83.1 million related to space segment property under construction assets and $309 million related to ground property under construction assets.

In 2003, as part of our continued effort to find alternative strategies to our original MEO business model and to reduce the cost of deploying the MEO system, we amended our MEO satellite contract with Boeing Satellite Systems International, Inc. and simultaneously determined we did not need all of our gateways to economically deploy the MEO satellite system. As a result of this decision, property under construction related to the launch services contract and property at certain gateways was determined to have no future value and was written off for accounting purposes, resulting in an impairment charge of $165.4 million in 2003.

In December 2004, our Board of Directors determined to significantly curtail further construction on our global MEO satellite system. As a result of this decision, the remaining property under construction related to the MEO system, which included the satellites and the remaining equipment at various gateways, was written off for accounting purposes, resulting in an impairment charge of $865.2 million in 2004.

(4)          In accordance with the transition provisions of Statement of Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, we recorded a cumulative effect of a change in accounting principle associated with a derivative share pledge agreement with a bank. The share pledge agreement contained a call-spread derivative whereby the pledge liability was adjusted when the fair value of the pledged shares was not within the call spread. The cumulative effect represents the initial valuation of this call-spread derivative and the revaluation of the associated pledge liability, net of tax.

We have never paid a cash dividend on our common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

With the exception of historical facts, the statements contained in this management’s discussion and analysis are “forward-looking” statements. All of these forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those contemplated by the relevant forward-looking statements. Factors that might cause or contribute to such a difference include, but are not limited to, those discussed under “Risk Factors” and elsewhere in this registration statement. The forward-looking statements included in this document are made only as of the date of this report, and we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

The following presentation of management’s discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and notes thereto included in this registration statement.

Overview

We are a next-generation MSS operator. We are authorized to operate a MEO satellite system globally pursuant to regulations promulgated by the United Kingdom and by the ITU. We are also authorized to offer MSS services throughout the United States using a GEO satellite. We have the opportunity in the future to seek authorization from the FCC to integrate ATC into the MSS system in order to provide integrated satellite and terrestrial services. At the present time, we are focusing most of our resources on developing the U.S. MSS system.

We were incorporated in March 2000 to purchase the assets and assume certain liabilities of our predecessor. We established a new management team who oversaw the construction of the MEO satellites and ground systems and developed the technical plan for the MEO system. Following one launch failure in March 2000, as well as disagreements with the manufacturer and launch manager of our MEO satellites, these disagreements which are the subject of litigation commenced in 2004, we significantly curtailed construction activity on the MEO system.

Due to regulatory changes permitting MSS operators in the United States to integrate ATC into their networks, we formed a new subsidiary, ICO North America, to develop an advanced hybrid satellite-terrestrial system. The MSS/ATC System is designed to use a GEO satellite and provide voice, data and Internet service throughout the United States to handsets similar to existing cellular phones. We are presently focused on the development of our MSS/ATC System. The MSS portion of the system is required to be certified as operational in July 2007. One of our business models includes the ability to offer our services to strategic service providers who can incorporate our capabilities to offer integrated satellite and terrestrial services to their customers. We may also commence operations without a strategic partner.

In August 2005, ICO North America issued $650 million aggregate principal amount of 7.5% notes, with the net proceeds to be used in the development of our MSS/ATC System. Such funding has allowed us to continue to develop and build a GEO satellite for use in our MSS/ATC System and expand our management team to facilitate future development and expansion activities.

As a result of the decision to significantly curtail further construction, the MEO satellite system has been written down to its fair value of zero for accounting purposes on our consolidated financial statements, resulting in significant charges to operations for asset impairments. Despite curtailment of our previous MEO business plan, we continue to explore the development of a new MEO business plan outside of North America that would utilize both our physical and regulatory MEO assets.

We are considered a development stage enterprise as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises and are not currently generating revenue from operations. There is no assurance that we will be able to obtain the funding necessary to complete the construction of our MSS/ATC System, fund our future working capital requirements, or achieve positive cash flow from operations. In the event that we are not able to realize our assets in the ordinary course of business and are forced to realize the assets by divestment, there is no assurance that the carrying value of the assets could be recovered. Our losses to date have been primarily funded by proceeds from the issuance of various forms of capital and by proceeds from the sale of 7.5% notes. Management plans to sustain operations with existing funds and through additional third-party equity or debt financing when necessary.

Critical Accounting Policies

The accounting policies described below are considered critical in preparing our consolidated financial statements. Critical accounting policies require difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The judgments and uncertainties affecting the application of these policies include significant estimates and assumptions made by us using information available at the time the estimates are made. Actual results could differ materially from those estimates.

Impairment of Long-Lived Assets.   We have adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Pursuant to SFAS No. 144, the carrying values of long-lived assets are reviewed whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Management considers whether specific events have occurred in determining whether long-lived assets are impaired at each balance sheet date or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The determination of whether impairment exists is based on any excess of the carrying value over the expected future cash flows. Any resulting impairment charge is measured based on the difference between the carrying value of the asset and its fair value, as estimated through expected future cash flows, discounted at a market rate of return for a similar investment. Beginning in 2001 and continuing through the end of 2004, we recorded substantial impairments of property under construction related to our MEO system.

Contract Settlements.   Our policy with respect to a contract in dispute is to continue to record operating expenses and liabilities according to our contractual obligation until such contract is terminated. Upon termination, and prior to settlement, we continue to accrue estimated late payment fees and interest expense, as applicable. Upon reaching settlement, whereby the other party’s claims are legally released, we will extinguish our recorded liability, resulting in the recognition of a gain or loss on contract settlement. We recorded substantial gains on contract settlements for the year ended December 31, 2005.

Stock Based Compensation.   We have elected to apply the disclosure-only provisions of SFAS No. 123, Accounting For Stock-Based Compensation, and to delay full adoption of SFAS No. 123 and its revision SFAS No. 123R (revised 2004), Share-Based Payments, until the first quarter of 2006. Had we accounted for our restricted stock and options under the fair value methodology of SFAS No. 123 and SFAS No. 123R, we would have recognized additional compensation expense for the years ended December 31, 2005, 2004 and 2003 of $510,000, $13,000 and $1 million, respectively.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R (revised 2004), Share-Based Payments. The statement is a revision of SFAS No. 123, Accounting for Stock Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. The statement focuses primarily on accounting for transactions in which we obtain employee services in share-based payment transactions. This statement requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. We expect to adopt this statement using the modified prospective method in the first quarter of 2006, and it will have a material impact on our consolidated statements of operations. We have selected the Black-Scholes Option Pricing Model for our valuation method.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (“FIN 47”). FIN 47 requires the recognition of a liability for the fair value of a legally-required conditional asset retirement obligation when incurred, if the liability’s fair value can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. Our adoption of FIN 47 did not have a material effect on our financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted this statement in the first quarter of 2006, and the adoption did not have a material effect on our financial position, results of operations or cash flows.

In November 2005, the FASB issued FASB Staff Position No. 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“FSP No. 115-1”). FSP No. 115-1 amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and includes guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. FSP No. 115-1 also requires an investment in debt or equity securities for which an other-than-temporary impairment occurs to be written down to its fair value, which becomes the new cost basis. FSP No. 115-1 is effective for fiscal years beginning after December 15, 2005. We will continue to evaluate the application of FSP No. 115-1; however, adoption is not expected to have a material effect on our financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. This statement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities to simplify and make more consistent the accounting for certain financial instruments. This statement permits fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. This statement also allows a qualifying special purpose entity to hold a derivative financial instrument that pertains to a beneficial interest. SFAS No. 155 is effective for all financial instruments acquired or issued after December 31, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements for any interim period for that fiscal year. We do not expect the adoption of this statement to have an impact on our financial position, results of operations or cash flows.

Results of Operations

The following table is provided to facilitate the discussion of our results of operations for each of the three years in the period ended December 31, 2005 (in thousands):

	Year ended December 31,
	2005	2004	2003
General and administrative expenses	$27,850	$28,011	$52,492
Research and development expenses	570	—	—
Contract settlements	(74,955)	—	—
Gain on disposal of assets	(2,030)	—	—
Impairment of property under construction	—	865,191	165,417
Interest income	9,503	1,413	2,119
Interest expense	(23,953)	(10,500)	(17,971)
Other income (expense)	76	220	(1,430)
Income tax benefit (expense)	(785)	(429)	1,043

General and Administrative Expense.   General and administrative expense, which consists of salaries and benefits, office facilities and related occupancy costs, professional fees, expenses recognized under gateway agreements and expenses related to satellite tracking, decreased to $27.9 million for the year ended December 31, 2005 from $28 million for the year ended December 31, 2004. Professional fees increased by $5.2 million due to the formation of ICO North America, legal fees associated with the Boeing litigation and certain legal, accounting and auditing fees related to compliance with the covenants of the 7.5% notes. In addition, we recognized an increase in bonus expense and consulting fees in connection with the issuance of the 7.5% notes. These increases were offset by a reduction in our workforce which reduced base salaries and benefits by $1.3 million, a decrease in rent expense of $3.7 million due to the cancellation of a lease agreement for our U.K. headquarters in November 2004 and a decrease in expenses recognized under gateway agreements of $2.8 million due to the termination of contracts for the MEO system. We expect general and administrative expenses to increase in future periods due to the hiring of additional personnel and the additional costs necessary to develop our MSS/ATC System.

General and administrative expense decreased to $28 million for the year ended December 31, 2004 from $52.5 million for the year ended December 31, 2003. Expenses recognized under gateway operating agreements decreased $2.9 million, due to the termination of several agreements. In addition, the write-off of related pre-paid operator incentives totaled $10.5 million in 2003. Salaries and benefits decreased by $2.8 million due to workforce reductions and the absence of severance payments, which totaled $1.5 million in 2003. Other decreases in general and administrative expenses in 2004 included a decrease in directors and officers insurance expense of $2.3 million and a decrease in satellite in-orbit operating costs of $700,000. In addition, during 2003, due to the curtailment of certain gateway operations, which increased the likelihood that the gateways would not be utilized in a timely fashion in the contemplated MEO system, we determined that value-added taxes of $9.4 million that we previously expected to recover from foreign governments would no longer be collectible and were charged to expense. Offsetting the decreases in general and administrative expenses in 2004 was an increase in rent expense of $2.2 million, primarily the result of a $2 million settlement of the early termination of a noncancellable lease agreement for our U.K. headquarters in November 2004.

Research and Development Expense.   Research and development expense of $570,000 for the year ended December 31, 2005 consisted of third-party engineering costs related to certain technology that was being considered for use in our MSS/ATC System. We did not incur any research and development expense in 2004 or 2003.

Contract Settlements.   As explained more fully in Note 6 to our consolidated financial statements, in 2002, due to a delay in the deployment of the MEO system, we initiated negotiations with gateway operators to defer certain of the payment obligations and reduce the service levels and associated expense under non-cancelable agreements that initially expire in various years through 2010. These negotiations were unsuccessful.

In 2003, we determined that we did not need all of our gateways to economically deploy the MEO system. Additionally, our Board of Directors decided to no longer provide funding to certain of our subsidiaries to pay gateway operators unless we received additional funding or the contracts with such operators were restructured to obtain a substantial cost savings. In December 2004, our Board of Directors decided to significantly curtail further construction of our global MEO satellite system, which further increased the likelihood that the gateways would not be utilized in a timely fashion in the contemplated MEO system.

As a result of our decisions, seven of ten gateway operators terminated their agreements during 2004 and 2005 and discontinued providing the requisite level of services. We have continued to accrue operating expenses and liabilities according to our subsidiaries’ contractual obligation until such obligations have been released and the operator has ceased providing services, although in most instances our subsidiaries have suspended or significantly reduced actual payments to the operators. Subsequent to the date of termination, we have continued to accrue late payment fees, if applicable, and interest expense. In 2005, upon reaching settlement with four operators, whereby the operators’ claims were legally released, we wrote off the related liabilities and recognized a gain on contract settlements of $75 million. As of December 31, 2005, we had an accrued liability of $40.1 million related to unsettled agreements. In 2006, one other gateway operator has terminated its agreement. We will pursue settlement with regard to the agreements that have been terminated but for which our subsidiaries’ obligations have not been released; however, the financial impact of settling the remaining agreements cannot be determined at this time.

Gain on Disposal of Assets.   In May 2005, we settled an outstanding obligation to a vendor in exchange for equipment that had been impaired during the year ended December 31, 2004. In exchange for a portion of the equipment at certain gateways, the vendor forgave our $2 million obligation.

Impairment of Property under Construction.   The MEO satellite system was designed to provide global, mobile communications services using a MEO satellite network that included several satellites and up to eleven gateways located throughout the world. In 2003, as part of our continued effort to find alternative strategies to our original MEO business model and to reduce the cost of deploying the MEO system, we amended our MEO satellite contract and simultaneously determined that we did not need all of our gateways to economically deploy the MEO system. As a result of this decision, certain property under construction related to the satellite launch services contract and property at certain gateways was determined to have no future value and was written off for accounting purposes, resulting in an impairment charge of $165.4 million in 2003.

In December 2004, our Board of Directors determined to significantly curtail further construction on our MEO satellite system. As a result of this decision, the remaining property under construction related to the MEO system, which included the satellites and the remaining equipment at various gateways, was written off for accounting purposes, resulting in an impairment charge of $865.2 million in 2004.

Interest Income.   Interest income for the year ended December 31, 2005 of $9.5 million was primarily attributable to interest earned on the investment of the proceeds of the 7.5% notes issued in August 2005. We earned interest income on our cash and cash equivalent balances of $1.4 million and $2.1 million in 2004 and 2003, respectively. We expect interest income to increase in 2006, as we will record a full year of interest income on the proceeds of the 7.5% notes issued in August 2005.

Interest Expense.   Interest expense increased to $24 million for the year ended December 31, 2005 from $10.5 million for the year ended December 31, 2004. Interest expense in 2005 consisted of interest on the 7.5% notes issued in August 2005 of $18.2 million, amortization of debt issuance costs associated with the 7.5% notes of $2.4 million and interest expense related to the gateway agreements recorded as capital lease obligations of $4.6 million. As a partial offset, interest costs associated with the construction of our MSS/ATC System totaling $1.2 million were capitalized to property under construction. Interest expense in 2004 was almost entirely attributable to interest on capital lease obligations associated with the gateway agreements. The decrease in interest expense on capital lease obligations resulted from the termination of several gateway agreements.

Interest expense in 2003 of $18 million consisted of interest on capital lease obligations associated with the gateway agreements of $8.8 million, interest on a note payable to a related party of $4.7 million and interest expense related to a share pledge agreement with a bank of $4.5 million.

Interest expense is expected to increase during 2006, as we will record a full year of interest on the 7.5% notes issued in August 2005.

Income Tax Expense.   Income tax expense was $785,000 for the year ended December 31, 2005 compared to $429,000 for the year ended December 31, 2004. Income tax expense consists of foreign taxes payable primarily in the United Kingdom and Netherlands. For the year ended December 31, 2003, we had an income tax benefit of $1 million consisting primarily of taxes receivable from the United Kingdom, partially offset by taxes payable to the Netherlands and Singapore.

Liquidity and Capital Resources

The following table is provided to facilitate the discussion of our liquidity and capital resources for each of the three years in the period ended December 31, 2005 (in thousands):

	Year ended December 31,
	2005	2004	2003
Net cash provided by (used in):
Operating activities	$(22,849)	$(28,310)	$(42,946)
Investing activities	(477,074)	4,067	77,380
Financing activities	620,460	(37,500)	—
Effect of foreign exchange rate changes	2,422	11,359	3,603
Net increase (decrease) in cash and cash equivalents	122,959	(50,384)	38,037
Cash and cash equvalents—beginning of period	52,551	102,935	64,898
Cash and cash equvalents—end of period	$175,510	$52,551	$102,935

Cash and cash equivalents were $175.5 million at December 31, 2005 compared to $52.6 million at December 31, 2004. In addition, at December 31, 2005, we had $296.2 million in available-for-sale investments and $94.9 million in restricted investments, such restricted investments were deposited into an escrow account and will be used for the full payment of the first four semi-annual interest payments under the 7.5% notes. As explained below, the increase in our liquidity is due to net proceeds of $620.4 million from the issuance of the 7.5% notes in August 2005, partially offset by capital expenditures of $88.2 million related to the development of our MSS/ATC System. We believe that our cash, cash equivalents and available-for-sale investments will be sufficient to fund our operational and capital requirements at least through the end of 2007.

Cash used in operating activities for the years ended December 31, 2005, 2004 and 2003 was $22.8 million, $28.3 million and $42.9 million, respectively. Since the first interest payment on the 7.5% notes was due in February 2006, interest expense did not impact cash used in operating activities in 2005. The trend of reducing cash used in operating activities from 2003 to 2005 resulted from the termination of gateway agreements and lease agreements for office facilities, as well as savings realized from reductions in our workforce. As we begin making interest payments on the 7.5% notes and add personnel and incur additional costs to develop our MSS/ATC System, we expect cash used in operations to increase in future periods.

Cash used in investing activities was $477.1 million for the year ended December 31, 2005. The primary investing activities in 2005 were net purchases of available-for-sale and restricted investments of $386.9 million and capital expenditures of $88.2 million related to the development of the MSS/ATC System under our satellite construction contract with Space Systems/Loral, Inc. We had no significant investing activities in 2004. During 2003, cash provided by investing activities of $77.4 million consisted primarily of maturities and sales of available-for-sale investments of $40.3 million and cash proceeds in connection with amendments to the contract with Boeing Satellite Systems International, Inc. of $44.4 million, partially offset by capital expenditures of $7.6 million.

Cash provided by financing activities for the year ended December 31, 2005 was $620.5 million and related to the net proceeds from the issuance of the 7.5% notes in August 2005. The notes bear interest at an annual rate of 7.5% per year, payable semiannually in arrears on February 15 and August 15 of each year until maturity in August 2009. Until required for operating expenses and the design and construction of our MSS/ATC System, the net proceeds will be invested in commercial paper, U.S. government and agency securities and corporate notes and bonds. For the year ended December 31, 2004, cash used in financing activities was $37.5 million attributable to the repayment of a note payable to Eagle River. There were no financing activities in 2003.

Long-Term Obligations.   At December 31, 2005, we had long-term obligations, including the current portion of such obligations, of $667.2 million, consisting of $650 million aggregate principal amount of the 7.5% notes and amounts payable under capital leases of $17.2 million.

In August 2005, ICO North America issued $650 million aggregate principal amount of the 7.5% notes, which are due in August 2009. The proceeds from ICO North America’s issuance of these 7.5% notes were approximately $526.8 million, net of $93.6 million deposited into an escrow account, as required by the indenture, to provide for the payment, in full, of the first four scheduled semi-annual interest payments on the notes and net of debt issuance costs of $29.6 million. Subject to the satisfaction of certain conditions and to certain exceptions, commencing February 15, 2008, ICO North America has the option of paying interest with additional notes in lieu of cash at an increased rate of 8.5% per annum. In the event that the MSS/ATC System is not certified as operational by August 15, 2008, the interest rate on the 7.5% notes would increase by 1.5% initially and by an additional 1.5% every 30 days until certification were achieved, up to a maximum annual interest rate of 13.5%, and all payments on the notes would then be required to be paid in cash. In addition, the annual interest rate on these notes will increase by 2% if we have not begun to file the reports with the SEC that would be required if it were subject to the reporting requirements of the Exchange Act on or prior to June 30, 2006, and continue at such rate until we have begun to file such reports.

ICO North America’s 7.5% notes are secured by a first priority security interest in substantially all of the assets of ICO North America and its present and future subsidiaries to the extent permitted by law and by a first priority pledge by us of ICO North America’s capital stock, subject to certain exceptions. In addition, the notes are fully and unconditionally guaranteed by all of ICO North America’s present and future subsidiaries, and those guarantees are secured by a pledge of substantially all of the guarantors’ assets to the extent permitted by law. In addition, ICO North America and its subsidiaries are prohibited under the indenture from incurring liens on any asset owned or acquired in the future with certain exceptions.

ICO North America’s 7.5% notes were issued under an indenture containing various covenants restricting the operations of ICO North America and its subsidiaries, including prohibiting the payment of dividends on their capital stock, other than stock dividends and payments to ICO North America or its subsidiaries, and prohibiting ICO North America and its subsidiaries from purchases, redemptions or other acquisitions of their capital stock or our capital stock, unless funded by a contemporaneous sale of capital stock.

ICO North America and its subsidiaries are also prohibited from issuing preferred stock and incurring, issuing or guaranteeing any indebtedness (including capital lease obligations) other than: indebtedness under a working capital facility not to exceed $40 million; additional notes issued as interest on the 7.5% notes; refinancings of indebtedness permitted under the indenture; indebtedness between or among ICO North America and its subsidiaries; hedging obligations and certain other indebtedness incurred in the ordinary course of business; and subordinated indebtedness not to exceed $200 million, provided there is not a default under the indenture, ICO North America first offers any subordinated indebtedness to the holders of its 7.5% notes, the subordinated indebtedness matures at least 91 days after, and bears a cash interest rate of not more than, the 7.5% notes and that a portion of the proceeds equal to the first two years’ cash interest are deposited into an escrow account.

The indenture also restricts ICO North America and its subsidiaries’ ability to sell, lease or transfer the right to use their assets outside the ordinary course of business, other than a sale of substantially all of the assets of ICO North America and its subsidiaries, and to sell the subsidiaries’ capital stock, in each case in transactions exceeding $1 million, and also places restrictions on the use of proceeds from any permitted sales or leases. The indenture also contains restrictions on ICO North America’s and its subsidiaries’ transactions with us and their other affiliates as well as restrictions on mergers, consolidations or sales of substantially all of the assets of ICO North America and its subsidiaries. The indenture also restricts investments by ICO North America and its subsidiaries, including investments in another company unless such other company is merged into or becomes a subsidiary of ICO North America or one of its subsidiaries.

Holders may convert their 7.5% notes at any time and, upon the occurrence of certain events, the notes will automatically convert into shares of ICO North America’s Class A common stock. The holders presently have the authority to designate one director to the ICO North America board of directors. Further, ICO North America is required to offer to repurchase the notes in cash at a purchase price equal to 107.5% of the aggregate principal amount, plus a pro rata portion of the escrowed interest and any accrued and unpaid interest, upon the occurrence of certain events, including a change in control of ICO North America. A change in control for purposes of the repurchase provision includes: (i) a sale of substantially all of the assets of ICO North America and its subsidiaries, other than to Eagle River; (ii) a transaction (before an initial public offering of ICO North America’s Class A common stock) pursuant to which we and Eagle River cease to own ICO North America capital stock representing at least 50.1% of the possible votes in the election of directors (“voting power”); (iii) a transaction (following a Class A common stock IPO) after which a person holds capital stock representing more ICO North America voting power than Eagle River holds; or (iv) a transaction pursuant to which any person holds an amount of our capital stock that represents more votes in the election of our directors than is represented by our capital stock held by Eagle River.

Future Funding Requirements.   We expect that the total funding needed to develop the MSS portion of our MSS/ATC System will be approximately $525 million to $600 million, including net interest expense, of which approximately $96 million had been spent through December 31, 2005. The MSS system is required to be certified as operational in July 2007. ICO North America may seek to secure a working capital facility and incur a limited amount of additional indebtedness in order to provide funds to complete the MSS portion.

We believe that our cash, cash equivalents and available-for-sale investments will be sufficient to fund our operational and capital requirements until at least the end of 2007. This assumes continued

compliance with the provisions of the indenture governing ICO North America’s 7.5% notes and the absence of a change in control repurchase offer under the indenture. For periods beyond the end of 2007, we will likely seek additional financing through offerings of equity or debt securities or agreements with strategic partners. If we were to commence operations without a strategic partner, we would require substantial additional capital. In addition, within one year after commencing ATC service, the FCC will require us to maintain on the ground a spare satellite, which is estimated to cost between $180 and $225 million. The spare satellite is not a requirement for the provision of MSS-only services. We cannot assure you, however, that we will be able to obtain additional financing on acceptable terms or at all. Prior to July 1, 2005, our contributions to ICO North America had been in the form of equity. Any future financings by ICO North America and its subsidiaries, including inter-company loans, would need to be in compliance with the restrictions contained in the indenture governing the 7.5% notes described above.

Development Stage Enterprise.   We are a development stage enterprise as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises, and will continue to be so until we commence commercial operations. The development stage is from February 9, 2000 (inception) through December 31, 2005.

As we are not currently generating revenue from operations, there is no assurance that we will be able to obtain the funding necessary to complete the construction of our MSS/ATC System, fund our future working capital requirements, or achieve positive cash flow from operations. In the event that we are not able to realize our assets in the ordinary course of business, and are forced to realize the assets by divestment, there is no assurance that the carrying value of the assets could be recovered. Our losses to date have been primarily funded by proceeds from the issuance of various forms of capital and the sale of convertible notes. We plan to sustain operations with existing funds and through additional third-party equity or debt financing when necessary.

Contractual Obligations

In the table below, we set forth our contractual obligations, including long term debt and other obligations and commitments, as of December 31, 2005, which are payable in our fiscal years ending December 31 (in millions):

Contractual Obligations	Total	2006	2007-2008	2009-2010	2011 and Thereafter
Long-term debt obligations(1)	$845.0	$48.8	$97.5	$698.7	$—
Capital lease obligations	25.1	15.4	6.1	3.6	—
SAN operating lease obligations	13.3	1.9	6.8	4.6	—
Other operating lease obligations	0.5	0.1	0.2	0.1	0.1
Purchase obligations(2)	188.1	141.4	31.5	3.0	12.2
Total	$1,072.0	$207.6	$142.1	$710.0	$12.3

(1)          Assumes all interest payments on ICO North America’s 7.5% notes are made in cash and at an interest rate of 7.5%. Subject to the satisfaction of certain conditions and to certain exceptions, commencing February 15, 2008, we have the option of paying interest with additional notes in lieu of cash at an increased rate of 8.5% per annum. In the event that the ICO North America MSS/ATC System is not certified as operational by August 15, 2008, the interest rate on the notes increases by 1.5% initially and by an additional 1.5% every 30 days until certification is achieved, up to a maximum annual interest rate of 13.5%, and all payments on the notes are required to be paid in cash. In addition, the annual interest rate on ICO North America’s 7.5% notes will increase by 2% if the Company has not begun to file Exchange Act reports with the SEC on or prior to June 30, 2006, and continue at such rate until the Company files such reports.

(2)          We have an agreement with Space Systems/Loral, Inc. to design, develop, manufacture, test and deliver one GEO satellite and develop, test and implement certain ground based systems related to the operation of the satellite. The satellite is to be delivered in May 2007. Approximately $170.6 million of remaining payments, including performance incentives, is payable based on the achievement of certain construction and delivery milestones, which are expected to occur in 2006 and 2007. An additional $17.5 million related to in-orbit satellite performance incentives is payable over 15 years from 2007 through 2022. We also retain an option to purchase one spare GEO satellite exercisable through December 31, 2008. The satellite contract may be terminated by us for our convenience in whole (meaning as to the whole of the then remaining work) or in part. In the case of termination in whole by us or termination by Space Systems/Loral due to our default, our liabilities are stipulated in an agreed upon liability termination schedule that approximates the total amounts paid or payable by us at the time of termination.

Subsequent to December 31, 2005, we entered into agreements for the provision of launch services for our GEO satellite and the delivery of certain gateway segment equipment, and paid to acquire first-priority rights to use our desired orbital slot. The total commitment in connection with these events is approximately $112 million and is payable in 2006 and 2007.

In addition, we are required, under the terms of the indenture governing ICO North America’s 7.5% notes, to obtain launch insurance and maintain in-orbit insurance coverage, each in an amount equal to the full replacement cost of the GEO satellite. We have not yet determined what the cost of obtaining such insurance will be.

Off-Balance Sheet Arrangements.

We do not have any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures Regarding Market Risks

We have assessed our vulnerability to certain market risks, including interest rate risk associated with available-for-sale securities, long-term debt, accounts payable, capital lease obligations, and cash and cash equivalents and foreign currency risk associated with capital lease obligations and cash held in foreign currencies.

Our investment portfolio consisted of fixed income debt securities, including money market funds, commercial paper, government obligations and corporate bonds, with a fair value of approximately $537.6 million as of December 31, 2005. We had no fixed income securities as of December 31, 2004. The primary objective of our investments in fixed income securities is to preserve principal, while maximizing returns and minimizing risk, and our policies require that we make these investments in short-term, highly-rated securities. For available-for-sale securities, unrealized gains and losses are recorded in other comprehensive income. Losses will not be realized in the consolidated statement of operations unless the individual securities are sold prior to recovery or determined to be other-than-temporarily impaired. We manage our interest rate risk by purchasing securities with maturities that correspond to our liquidity needs for operations, capital expenditures and debt service. Due to the short-term nature of these investments (less than 180 days) and our investment policies and procedures, we have determined that the risk associated with interest rate fluctuations related to these financial instruments is not material to us.

Our convertible long-term debt bears interest at a fixed rate of 7.5%, matures on August 15, 2009 and has a fair value of approximately $903.5 million as of December 31, 2005. We had no long-term debt as of December 31, 2004.

At December 31, 2005, our primary foreign currency exposure relates to cash balances in foreign currencies. Due to the small balances we hold, we have determined that the risk associated with foreign currency fluctuations is not material to us. We do not enter into any hedging or derivative transactions to manage our exposure to foreign currency risk.

Item 3.                        Properties.

Our corporate headquarters are located in Reston, Virginia, where we occupy approximately 7,508 square feet of space under a sublease. The sublease on our headquarters continues through May 30, 2012. Upon expiration of our various leases, we do not anticipate any difficulty in obtaining renewals or alternative space.

The following table lists our leased properties, both in the United States and in the United Kingdom:

Location	Operation	Lease Term	Square Footage (Approx.)
Reston, VA	U.S. Corporate Headquarters	Expires May 30, 2012	7,508
Lafayette, CA	Corporate Offices	Expires May 31, 2006	1,344
El Segundo, CA	Space Segment Engineering	Expires May 30, 2006	1,948
Kirkland, WA	Finance/Human Resources	Expires November 1, 2008	1,460
Washington, DC	Regulatory	Month-to-Month	1,195
Slough, Berkshire, UK	U.K. Registered Office(1)	Expires June 26, 2011	4,070
Slough, Berkshire, UK	Archive Warehouse	Expires June 23, 2006	2,570
Hounslow, Middlesex, UK	Service Offices	Month-to-Month	300

(1)          Also serves as the MEO network management center and backup satellite control center.

In addition, we own approximately 42 acres in Itaborai, Brazil, on which certain gateway equipment for the MEO system is located. We believe our facilities are adequate for our current business and operations.

Item 4.                        Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth the beneficial ownership of our Class A and Class B common stock, as of May 11, 2006, by each stockholder who we know to own beneficially more than 5% of either class of our common stock, and by each director, each named executive officer, and all of the directors and executive officers as a group. There are currently no outstanding shares of our preferred stock.

Unless otherwise indicated in the footnotes to these tables, we believe that each named person or group of persons has sole voting and investment power with respect to the shares indicated as beneficially owned by them, except to the extent they share that power with their spouse.

	Class A Common Stock			Class B Common Stock
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Eagle River Investments, LLC 2300 Carillon Point, Kirkland, Washington 98033	23,696,037	(3)(4)	16.2%	45,540,000	83.0	%(5)
CDR-Satco LLC c/o Clayton, Dubilier & Rice Fund VI Limited Partnership 1403 Foulk Road, Suite 106 Wilmington, Delaware 19803	13,950,000		9.7%	—	—
Mente, LLC 2365 Carillon Point, Kirkland, Washington 98033	1,827,890	(3)(6)(7)	1.3%	9,300,000	16.9	%(5)
NAMED EXECUTIVE OFFICERS
J. Timothy Bryan+	150,000		*	—	—
Craig Jorgens	635,000	(8)	*	—	—
David Bagley	—		—	—	—
Bob Day	110,257	(8)	*	—	—
Suzanne Hutchings Malloy	—		—	—	—
Dennis Schmitt	—		—	—	—
OTHER DIRECTORS
Craig O. McCaw(2)	23,696,037	(3)	16.2%	45,540,000	83.0	%(5)
Donna P. Alderman++	148,923	(8)	*	—	—
Samuel L. Ginn	91,717		*	—	—
R. Gerard Salemme+++	250,000		*	—	—
David Wasserman	—		—	—	—
Benjamin G. Wolff(2)	23,696,037	(3)	16.2%	45,540,000	83.0	%(5)
Directors and Executive Officers as a Group (14 persons)	25,081,934	(2)(3)(8)	17.1%	45,540,000	83.0	%(5)

+                             J. Timothy Bryan also serves as a Director.

++                  Donna P. Alderman also served as a consultant to the Company until April 1, 2006 when she was named Executive Vice President, Corporate Development and Strategy.

+++       R. Gerard Salemme also serves as a consultant to the Company.

*                                 Less than 1% of the outstanding Class A common stock.

(1)                       Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that a person have or share voting or investment power with respect to the securities in question. Shares of common stock issuable upon the conversion of shares or the exercise of options and warrants that are exercisable or convertible within 60 days of the date of this table are deemed to be beneficially owned by the holder of such securities but are not outstanding for the purpose of computing the percentage ownership of any other stockholder. As of May 11, 2006, the Company had 143,194,992 shares of Class A common stock and 54,886,500 shares of Class B common stock issued and outstanding.

(2)                       Includes the shares beneficially owned by Eagle River Investments, LLC, of which Mr. McCaw is the sole manager and member and Mr. Wolff is the President, including 3,000,000 shares of Class A common stock that Eagle River may acquire, at an exercise price of $0.01 per share, upon exercise of a warrant that expires on December 12, 2012. Messrs. McCaw and Wolff have shared voting and investment power as to such shares.

(3)                       Excludes Class A common stock into which the Class B common stock is convertible on a share-for-share basis. The Class B common stock held by Eagle River and Mente represented 23.8% and 6.1%, respectively, of the Class A common stock that would be outstanding after the conversion.

(4)                       Includes 3,000,000 shares of Class A common stock that Eagle River may acquire, at an exercise price of $0.01 per share, upon exercise of a warrant that expires on December 12, 2012.

(5)                       Holders of Class B common stock are entitled to ten votes per share on each matter submitted to a vote of stockholders, as opposed to one vote per share of Class A common stock. For Eagle River and Mente, the common stock beneficially owned represents approximately 68.9% and 13.7%, respectively, of the combined voting power of both classes of our common stock.

(6)                       William H. Gates III is the sole member of Mente, LLC. The business address for Mr. Gates is: Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052.

(7)                       Consists of 1,827,890 shares of Class A common stock held by Teledesic LLC. Mente is the owner of 88% of the capital stock of Teledesic Washington Corporation, the manager and majority owner of Teledesic LLC.

(8)                       Includes beneficial ownership by Mr. Jorgens, Mr. Day and Ms. Alderman of 535,000, 110,257 and 25,000 shares, respectively, of Class A common stock that may be acquired within 60 days of May 11, 2006 pursuant to options.

Item 5.                        Directors and Executive Officers.

Executive Officers and Directors

The following table sets forth information regarding our directors and executive officers. These individuals are expected to retain their positions either as directors, officers, or both after the registration.

Name	Age	Position
Craig O. McCaw	56	Director—Chairman of the Board
J. Timothy Bryan	45	Chief Executive Officer and Director
Donna P. Alderman	47	Executive Vice President, Corporate Development and Strategy and Director
Samuel L. Ginn	69	Director
R. Gerard Salemme	52	Director and Consultant
David Wasserman	39	Director
Benjamin G. Wolff	37	Director
Craig Jorgens	51	President
John L. Flynn	41	Executive Vice President, General Counsel and Corporate Secretary
David Bagley	47	Senior Vice President, Corporate Development
Bob Day	47	Senior Vice President, Space Systems
Suzanne Hutchings Malloy	44	Senior Vice President, Regulatory Affairs
Dennis Schmitt	33	Senior Vice President, Finance
David Zufall	45	Senior Vice President, Network Systems

Craig O. McCaw—Director since May 2000. Mr. McCaw is currently Chairman of both the Company and ICO North America. Since 1993, Mr. McCaw has been Chairman, Chief Executive Officer, and a member of Eagle River Investments, LLC, a private company formed to focus on strategic investments in the telecommunications industry, and its affiliated companies. Mr. McCaw founded Clearwire Corporation in October 2003 and currently serves as its Chairman of the Board and CEO. Mr. McCaw was a director of Nextel Communications, Inc., from July 1995 until December 2003, and a director of XO Communications, Inc. (formerly known as NEXTLINK Communications, Inc.) (“XO”), from January 1997 until January 2002. From September 1994 to July 1997, he was also XO’s Chief Executive Officer. From 1974 to September 1994, Mr. McCaw served as Chairman and CEO of McCaw Cellular Communications, Inc., which he built into the nation’s leading provider of cellular services in more than 100 U.S. cities, until the company was sold to AT&T Corp. in August 1994. Mr. McCaw is also a Director of RadioFrame Networks, Inc and Tello Corporation.

J. Timothy Bryan—Chief Executive Officer and Director. On November 1, 2005, Mr. Bryan became our Chief Executive Officer and the Chief Executive Officer of ICO North America. Mr. Bryan has served on our Board of Directors since October 2001. He also serves on the Boards of Open TV, Inc., a Liberty Media Corporation affiliate, and the Samaritan Institute. In addition, Mr. Bryan has served as a Director of Clearwire Corporation since 2004. From September 2003 until November 2005, Mr. Bryan was a private investor in, and consultant to, the telecommunications industry and private equity firms interested in investing in telecommunications businesses. From May 2001 until September 2003, Mr. Bryan was the Chief Financial Officer of Eagle River, Inc. Mr. Bryan previously served as President of United Pan-Europe Communications NV and as Chief Financial Officer and member of the Office of the Chairman of UnitedGlobalCom, Inc. Prior to UnitedGlobalCom, Mr. Bryan served as Treasurer of Jones Intercable, Inc. Mr. Bryan has previously served on the Board of Directors of Nextel Communications and on the Board of Management and the Supervisory Board of UPC. Mr. Bryan is a graduate of Duke University.

Donna P. Alderman—Executive Vice President, Corporate Development and Strategy and Director. On April 1, 2006, Ms. Alderman became our Executive Vice President, Corporate Development and Strategy. Ms. Alderman is also a Director of ICO North America and has served on the Board and numerous special committees of the Company since May 2000. Prior to that, Ms. Alderman was a founding and senior partner of Matlin Patterson Global Opportunities Fund, a private equity fund. Prior to that, she was a Managing Director of Credit Suisse First Boston and co-managed the Distressed Debt and Special Situations Group there. She has held numerous senior investment and trading positions at leading investment banks, including Oppenheimer & Co. Inc., Jefferies & Company, Inc. and Bear Stearns. Ms. Alderman graduated from Vassar College and the J.L. Kellogg Graduate School of Management, EDP, at Northwestern University.

Samuel L. Ginn—Director since May 2006 and from October 2001 to April 2004. Mr. Ginn has over 43 years of experience in the telecommunications industry. Mr. Ginn was Chairman and Chief Executive Officer of AirTouch Communications, Inc. from December 1993 until its merger with Vodafone Group Public Limited Company in June 1999. Upon the Vodafone-AirTouch merger, he became Chairman of Vodafone, a position he held until May 2000. Since leaving Vodafone, he has continued to be a private investor and advisor to several startup companies in the telecommunications industry. Mr. Ginn currently serves on the Board of Directors of Chevron Corporation, Templeton Emerging Markets Investment Trust and TVG Capital Partners Limited and as an advisor to the Board of Directors of the Investment Company of America and The Capital Group Companies, Inc. Mr. Ginn is a graduate of the School of Engineering of Auburn University.

R. Gerard Salemme—Director since May 2002. Mr. Salemme has over 27 years of experience in the telecommunications industry. Since November 2003, he has been Executive Vice President—Strategy, Policy and External Affairs and a Director of Clearwire Corporation, a broadband wireless service provider deploying operations throughout the United States and in other countries throughout the world. He is also a Principal of Eagle River Holdings, LLC, an affiliate of Eagle River Investments, LLC. From May 1997 to June 2003, Mr. Salemme was Senior Vice President, External Affairs of XO, and, before joining XO, he was AT&T Corporation’s Vice President of Government Affairs, directing AT&T’s federal regulatory public policy organization, and overseeing AT&T’s participation in the FCC’s narrowband and broadband PCS auctions. Prior to joining AT&T, Mr. Salemme was Senior Vice President, External Affairs for McCaw Cellular Communications Inc. He also held the position of Senior Telecommunications Policy Analyst for the U.S. House of Representatives Subcommittee on Telecommunications and Finance. He also served as Chief of Staff to Congressman Ed Markey of Massachusetts. Mr. Salemme earned a B.A. in Political Science and Economics, and an M.A. in Economics, from Boston College.

David Wasserman—Director since April 2002. Mr. Wasserman is a partner at Clayton, Dubilier & Rice, Inc., a private equity firm, and has been with that firm since 1998. He led that firm’s recent investments in The Hertz Corporation and Culligan International and serves on their Boards of Directors. He also served as the lead financial partner on that firm’s investment in Kinko’s and was a member of its Board of Directors. Mr. Wasserman worked closely with Kinko’s management team on the company’s transformation, led CD&R’s $175 million investment in Kinko’s in 2002, and negotiated the $2.4 billion sale of the company to FedEx in 2004. Prior to joining CD&R, he worked in the Principal Investment Area at Goldman, Sachs & Co. and as a management consultant at Monitor Company. Mr. Wasserman is a graduate of Amherst College and holds an M.B.A. degree from Harvard Business School. He is also a Director of Covansys Corporation, The Hertz Corporation and Culligan International Company.

Benjamin G. Wolff—Director since September 2005. Mr. Wolff currently serves as Clearwire Corporation’s Co-President and Chief Strategy Officer. In addition to his positions with Clearwire, Mr. Wolff serves as the President of Eagle River, Eagle River Holdings, LLC and Eagle River, Inc. From January 1994 until April 2004, Mr. Wolff was a lawyer with Davis Wright Tremaine LLP, where he became a partner in 1998. Mr. Wolff’s practice focused on mergers and acquisitions, corporate finance and strategic alliance transactions. While with Davis Wright, he co-chaired the firm’s Business Transactions Department, served on the firm’s Executive Committee, and had primary responsibility for representing clients such as Allied Signal, Eagle River, Intel, Starbucks Coffee Company and XO in various corporate and transactional matters. In 2003, Mr. Wolff was identified as one of the top 45 lawyers in the country under the age of 45 by the American Lawyer magazine. Mr. Wolff is also a Director of Clearwire International LLC and NextNet Wireless.

Craig Jorgens—President. Mr. Jorgens has over 13 years of experience in the telecommunications industry and has been the Company’s President since 2002. Mr. Jorgens also serves as the President of ICO North America. From 2001 until joining the Company, he was a principal in the telecommunications group at the private equity firm of Texas Pacific Group. From 1992 to 2000 he was Executive Director of Corporate Development at AirTouch Communications, one of the world’s largest wireless operators, where he was responsible for mergers and acquisitions and new business development both domestically and internationally. He also has experience in management consulting and investment banking. Mr. Jorgens is a graduate of Harvey Mudd College and graduated from Carnegie Mellon’s Graduate School of Industrial Administration.

John L. Flynn—Executive Vice President, General Counsel and Corporate Secretary. On May 8, 2006, Mr. Flynn became the Executive Vice President, General Counsel and Corporate Secretary of the Company and ICO North America. From July 2003 until April 2006, Mr. Flynn was counsel to the law firm of Wilmer Cutler Pickering Hale and Dorr LLP, where his practice focused primarily on communications and intellectual property law. From November 2000 until January 2003, Mr. Flynn was Vice President and Deputy General Counsel of Commerce One, Inc., a software company, where he co-managed the legal department and advised the company on corporate, regulatory and litigation matters. Mr. Flynn also served as General Counsel and Vice President of Government Affairs of rStar Broadband Networks, Inc.

and, before that, was an associate at Munger, Tolles & Olson. Mr. Flynn began his legal career by serving as a law clerk to Judge Edward R. Becker on the U.S. Court of Appeals for the Third Circuit and then to Justices Byron R. White and John Paul Stevens on the U.S. Supreme Court.

David Bagley—Senior Vice President, Corporate Development.  Mr. Bagley has been with the Company since July 2002 and has over 18 years of experience in the telecommunications industry. Mr. Bagley also serves as ICO North America’s Senior Vice President, Corporate Development. From June 2000 to June 2001, he was Vice President of Business Development for IPWireless, where he was in charge of spectrum acquisition, strategic partnering and regulatory affairs. Mr. Bagley spent four years at AirTouch and Vodafone, which acquired AirTouch in 1999. He held various Corporate Development positions working on transactions throughout the world. His most recent position was head of Corporate Development for the Americas for Vodafone. Prior to AirTouch, Mr. Bagley spent eight years at SBC Communications in finance and Corporate Development positions. Mr. Bagley holds a Bachelor’s degree in Accounting and Economics from Pacific University and a Master’s degree in International Management from Thunderbird Graduate School of International Management.

Bob Day—Senior Vice President, Space Systems. Mr. Day has been with the Company for over five years and has over 25 years of telecommunications industry experience. Mr. Day serves as Senior Vice President, Space Systems for both the Company and ICO North America and is responsible for the design, procurement, deployment, and operation of the ICO North America space segment. The space segment includes the ICO North America satellite, launch vehicle, satellite control center, and satellite operations. His areas of expertise include satellite design, integration, test, launch, operations, and system engineering. Prior to joining the Company, he was the Vice President of Space Technology for Teledesic LLC. Mr. Day also spent 19 years at Hughes Space and Communications where he provided system engineering leadership or served as program manager for several major geosynchronous satellite programs. He led the integration, test, and launch team for the first HS601 satellite, and served as the Deputy Business Unit Leader for Spacecraft Design and Production at Hughes. Mr. Day holds a Bachelor’s degree in Engineering from the University of Illinois, a Master’s degree in Mechanical Engineering from UCLA, and a certificate in Astronautical Engineering from UCLA.

Suzanne Hutchings Malloy—Senior Vice President, Regulatory Affairs. Ms. Hutchings Malloy has over 14 years of experience in the telecommunications industry. Prior to joining the Company in 2000 and until 2002, Ms. Malloy served as Senior Regulatory Counsel for Teledesic LLC, where she directed the company’s licensing and regulatory efforts among various industry and regulatory constituencies, including the FCC, the U.S. State Department, and the International Telecommunication Union (ITU). At the Company and ICO North America (serving in a similar capacity), in addition to general regulatory activities, her work has included filing a major satellite application, helping maintain and monitor global spectrum assets, and advocating for the companies and their subsidiaries in major rulemaking and adjudicatory proceedings before the FCC. She has also served on numerous U.S. delegations to regional and international spectrum management treaty conferences. She has also worked as an Attorney-Advisor at the FCC, where she participated in country-to-country treaty negotiations, World Trade Organization multilateral negotiations, and rulemaking proceedings before the Federal Communications Commission as a satellite industry expert, focusing primarily on licensing direct-to-home satellite operators. Ms. Malloy holds a Bachelor of Arts degree in History from Davidson College and graduated from Harvard Law School in 1986.

Dennis Schmitt—Senior Vice President, Finance. Mr. Schmitt has been with the Company for over three years and Senior Vice President, Finance since April 2005, having previously served as the Company’s Controller. Mr. Schmitt serves in a similar capacity for ICO North America and is responsible for all accounting and financial aspects of each company. Prior to joining the Company, he was the Assistant Controller for drugstore.com from January 2001 to July 2002, managing the SEC reporting group and all the company’s daily accounting responsibilities. His background also includes expertise in the wireless industry acquired through his time spent at Nextel International where he was responsible for the accounting of its global subsidiaries and Western Wireless where he was a member of the SEC reporting group. Mr. Schmitt holds a Bachelor’s degree in accounting from Fort Hays State University and is a Certified Public Accountant.

David Zufall—Senior Vice President, Network Systems. Mr. Zufall has been Senior Vice President, Network Systems since January 2, 2006. During the five years prior to joining the Company, Mr. Zufall served in a number of technical and operational capacities at Nextel Communications, Inc, including Vice President, Infrastructure Technology Development and Vice President, Network Architecture/Chief Architect. Nextel operated a nationwide digital cellular network in the United States. Mr. Zufall had responsibility for working with partners in Nextel’s strategy and marketing divisions to establish Nextel’s long-term network and technology roadmap. Mr. Zufall holds a Bachelor of Sciences degree in Electrical Engineering and an M.B.A. in Finance and International Business, both from Columbia University.

Term of Office of Directors and Executive Officers

Our directors are elected annually by our stockholders and hold office until their successors are elected and qualified, or until their earlier resignation or removal. Our Board of Directors currently consists of seven members.

Officers are elected by and serve at the discretion of our Board of Directors. They hold office until their successors are chosen and qualified, or until they resign or have been removed from office. The Board of Directors may appointment, or empower the Chief Executive Officer to appoint or terminate, such other officers and agents as the business of the corporation may require, each of whom shall hold office of such period, and have such authority, and perform such duties as are provided in these Bylaws or as the Board of Directors may from time to time determine.

Committees of the Board of Directors

Audit Committee.   The Audit Committee assists our Board of Directors in its oversight of our accounting and financial reporting process and system of internal controls, the qualifications and independence of our independent auditor and the performance of our internal audit function and independent auditor. David Wasserman and Donna P. Alderman serve as members of the Audit Committee. We are in the process of seeking an additional independent director to join our Board of Directors and serve as a member of the Audit Committee. Mr. Wasserman is the chairman of the Audit Committee and meets the independence criteria prescribed by applicable law and the rules of the SEC and Nasdaq for audit committee membership. The Board of Directors has determined that Mr. Wasserman is an audit committee financial expert.

Strategy Committee.   The Strategy Committee assists our Board of Directors in shaping our business strategy as we develop our MSS/ATC System, including recommending and evaluating potential strategic partners. Samuel L. Ginn and Craig O. McCaw are members of the Strategy Committee.

“Controlled Company” Exemptions to Nasdaq Corporate Governance Requirements

Eagle River and its affiliates beneficially own and control approximately 68.9% of the voting power of our outstanding capital stock. As a result, we will be a “controlled company” within the meaning of the Nasdaq National Market corporate governance standards. Under the NASD Marketplace Rules, a company of which more than 50% of the voting power is held by another company is a “controlled company” and may elect not to comply with certain Nasdaq National Market corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the compensation of officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors, (3) the requirement that director nominees be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors with a written charter or board resolution addressing the nomination process. We intend to utilize these exemptions.

Item 6.                        Executive Compensation.

The tables and discussion below set forth information about the compensation awarded to, earned by, or paid to our Chief Executive Officer and our other named executive officers during the last fiscal year.

Summary Compensation Table

	Annual Compensation				Long-term Compensation Awards
Name and principal position	Salary ($)		Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)		Shares Underlying Options (#)	All Other Compensation ($)(1)
J. Timothy Bryan—Chief Executive Officer+	181,667	(2)	—	—	592,500	(3)	2,000,000	11,000
Craig Jorgens—President	570,000		750,000	—	395,000	(3)	500,000	42,000
David Bagley—Senior Vice President, Corporate Development	241,500		72,450	—	—		250,000	28,000
Bob Day—Senior Vice President, Space Systems	206,000		61,800	—	—		275,000	24,720
Suzanne Hutchings Malloy—Senior Vice President, Regulatory Affairs	144,000		100,800	—	—		150,000	17,280
Dennis Schmitt—Senior Vice President, Finance	204,000		40,800	—	—		150,000	24,480

+                Mr. Bryan became our Chief Executive Officer on November 1, 2005.

(1)          Company contributions to the ICO 401(k) Plan: $11,000, $42,000, $28,000, $24,720 and $24,480 for Messrs. Bryan, Jorgens, Bagley, Day and Schmitt, respectively, and $17,280 for Ms. Hutchings Malloy.

(2)          Includes $90,000 in fees for serving on a special committee of our Board of Directors, prior to Mr. Bryan’s being named Chief Executive Officer.

(3)          Value of the 150,000 and 100,000 shares of restricted Class A common stock granted on November 14, 2005 to Messrs. Bryan and Jorgens, respectively, based on the high sale price of our Class A common stock, as published by Pink Sheets LLC, on the date of grant of $3.95, without recognizing any diminution in value attributable to the restrictions on the shares. These shares represent Messrs. Bryan’s and Jorgens’ total holdings of restricted stock at December 31, 2005, and, based on the high sale price of our Class A common stock, as published by Pink Sheets LLC, their value as of that date was $939,000 and $626,000, respectively.

Mr. Bryan’s shares of restricted stock vest in three equal installments on 90th day following the effective date of this Form 10 and the first and second anniversaries of the effective date. Mr. Jorgen’s shares of restricted stock vest 90 days after the effective date of this Form 10. Upon termination of employment for cause or without good reason, any unvested shares of restricted stock would be forfeited. The shares vest in the event of (x) a change in control of the Company (i.e., merger or consolidation or certain sales of all its assets) in which the successor company does not assume or continue the outstanding awards or substitute an equivalent award or (y) an acquisition of a majority of the Company’s voting securities (other than by Craig O. McCaw, Eagle River or an affiliate thereof). The officers have the right to vote and to any dividends declared on the Class A common stock.

Option Grants in the Last Fiscal Year

The following table describes the stock options granted to our named executive officers during the last fiscal year:

Name	Number of Shares Underlying Options Granted (#)		Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)(1)	Expiration Date	Grant Date Present Value ($)(2)
J. Timothy Bryan	2,000,000	(3)	34.1%	4.25	11/14/15	4,520,000
Craig Jorgens	500,000	(4)	8.5%	4.25	11/14/15	1,130,000
David Bagley	250,000	(4)	4.3%	4.25	11/14/15	565,000
Bob Day	275,000	(4)	4.7%	4.25	11/14/15	621,500
Suzanne Hutchings Malloy	150,000	(5)	2.6%	4.25	11/14/15	339,000
Dennis Schmitt	150,000	(5)	2.6%	4.25	11/14/15	339,000

(1)          The options were granted with an exercise price equal to the fair market value of our common stock on the grant date, as determined by our Board of Directors. The Board of Directors determined the fair market value by considering the price negotiated for ICO North America’s Class A common stock (for purposes of determining the conversion rate for the 7.5% notes) in connection with the issuance of ICO North America’s 7.5% notes. ICO North America holds a substantial portion of the Company’s assets. The high sale price of our Class A common stock, as published by Pink Sheets LLC, on the date of grant was $3.95.

(2)          As permitted by the rules of the Securities and Exchange Commission, we have used the Black-Scholes option pricing model to estimate the grant date present value of the options set forth in this table. Our use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option valuation models, including the Black-Scholes model, require a prediction about the future movement of the stock price. The real value of the options in this table depends upon the actual changes in the market price of our Class A common stock or Class B common stock, as the case may be, during the applicable period. We made the following assumptions when calculating the grant date present values: the option will be exercised after 10 years, volatility of 40%, no annual dividend yield and a risk-free rate of return of 4.52%.

(3)          Option to purchase our Class A common stock granted pursuant to our Amended and Restated 2000 Stock Incentive Plan in connection with the employment letter agreement naming Mr. Bryan Chief Executive Officer. The option vests and becomes exercisable over a four year period, with 25% vesting each year. The termination, change in control and restriction on transfer provisions of options granted under the plan are described in footnote 5 below.

(4)          Options to purchase our Class B common stock granted pursuant to our Amended and Restated 2000 Stock Incentive Plan. The vesting, termination, change in control and restriction on transfer provisions of options granted under the plan are described in footnote 5 below.

(5)          Options to purchase our Class A common stock granted pursuant to our Amended and Restated 2000 Stock Incentive Plan, which is administered by our Board of Directors. The options vest and become exercisable over a four year period, with 40% vesting after one year and 20% vesting each year thereafter. Upon termination of employment, the unvested portion of the option terminates, and the vested portion remains exercisable until the earliest of: (i) the original expiration date; (ii) one year after the date of termination due to retirement, disability or death; (iii) immediately upon termination for cause or (iv) three months after the date of termination for any other reason. In the event of (x) a change in control of the Company (i.e., a merger or consolidation or certain sales of all our assets) in which the successor company does not assume or continue the outstanding options or substitute an equivalent award or (y) an acquisition of a majority of our voting securities (other than by Craig O. McCaw, Eagle River or an affiliate thereof), the options vest and become exercisable for a period specified by the administrator. The options are generally not transferable and expire ten years after the grant date. Additionally, until two years after our initial public offering, all shares acquired under the plan are subject to market standoff provisions, which prevent the sale of the shares until up to 180 days after an underwritten, registered public offering of our equity securities. Further, until the effective date of this Form 10, we have a right of first refusal in connection with any proposed sale or other transfer of shares acquired under the plan and, in the case of a participant’s termination of employment, a right to repurchase shares acquired under the plan at fair market value. Our Board of Directors has authorized a total of up to 13 million shares of our common stock for the issuance of options and stock awards under the plan, subject to adjustment for changes in our capital structure.

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

	Shares Acquired	Value	Number of Shares Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)
Name	on Exercise(#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
J. Timothy Bryan	—	—	—	2,000,000	—	4,020,000
Craig Jorgens	—	—	535,000	500,000	1,019,350	1,005,000
David Bagley	—	—	—	250,000	—	502,500
Bob Day	—	—	110,257	275,000	—	552,750
Suzanne Hutchings Malloy	—	—	—	150,000	—	301,500
Dennis Schmitt	—	—	—	150,000	—	301,500

(1)          For purposes of the table, value is equal to the aggregate, calculated on a grant-by-grant basis, of the product of the number of shares underlying the option and the difference between $6.26 (the high sale price of our Class A common stock, as published by Pink Sheets LLC, on December 30, 2005) and the exercise price.

Employment Agreements with Named Executive Officers and Change-in-Control Arrangements

We entered into an employment letter agreement with J. Timothy Bryan, effective as of November 1, 2005, naming him as the Chief Executive Officer of both us and ICO North America. Mr. Bryan is entitled to an annual salary of $550,000 under the agreement. The agreement provided for the grant of an option to purchase 2,000,000 shares of Class A common stock under our 2000 Stock Incentive Plan, such option to be inclusive of any options that he would have received for services as a director, and for a grant of 150,000 shares of restricted Class A common stock. Under the agreement, Mr. Bryan’s employment is at-will, and he is subject to termination with or without cause and may leave the Company for any reason. However, if we terminate him without cause (other than following a change in control), he is entitled to a lump sum payment of accrued salary and vacation time and reimbursement of expenses, and upon execution of a release of claims, continued salary and vesting of options granted under the plan and restricted stock for six months. If Mr. Bryan is terminated without cause within six months after a change in control of the Company, upon execution of a release of claims, he is entitled to the continuation of his salary then in effect for 24 months. The length of the continued salary period will be reduced by one month for every month after November 2005, and for any period after April 2007, the continued salary period will be six months. In case of termination for cause or his resignation, Mr. Bryan would only be entitled to accrued salary and vacation time and unpaid expenses. In addition, in the case of termination for cause, the option granted in connection with the agreement would immediately terminate, notwithstanding any prior vesting. The agreement obligates Mr. Bryan not to compete following termination of employment for a period equal to the longer of 12 months or the applicable severance period.

We have entered into an employment letter agreement with Craig Jorgens. Mr. Jorgens is entitled to an annual salary of $570,000 under the agreement. Under the agreement, Mr. Jorgens’ employment is at-will, and he is subject to termination with or without cause and may leave the Company for any reason. However, if we terminate him without cause, he is entitled to a lump sum payment of accrued salary and vacation time and reimbursement of expenses, and upon execution of a release of claims, continued salary, benefits and vesting of options granted under the plan for six months. In case of termination for cause or his resignation, Mr. Jorgens would only be entitled to accrued salary and vacation time and unpaid expenses. The agreement obligates Mr. Jorgens not to compete following termination of employment for a period equal to six months.

David Bagley, Suzanne Hutchings Malloy and Dennis Schmitt have entered into executive employment agreements with one of our subsidiaries, each for an indefinite term. The agreements entitle them to an annual base salary and a bonus in the target amount of 30% of base salary, for Mr. Bagley, and 20% of base salary for Ms. Hutchings Malloy and Mr. Schmitt. Each person’s actual bonus compensation, which will be determined by our subsidiary (upon the recommendation of our President and approval by our Compensation Committee), may be more or less than the target amount. Either we or the individual may terminate the agreement for any reason with 30 days’ written notice or, in lieu of notice, we may pay the individual one month’s base salary, plus any accrued benefits and bonuses. We may also terminate for “cause” without notice, in which case the individual will not be entitled to any further compensation, including unpaid bonuses or benefits, other than his or her accrued salary, unused vacation time and reimbursement of expenses. Each agreement contains a provision requiring the individual to refrain from using or disclosing any of the company’s or any of its affiliates’ confidential information for three years following termination of the agreement.

In addition, we have entered into a services agreement with Mr. Schmitt for a one-year term, which can be extended by mutual agreement, pursuant to which he serves as an officer or director of certain of our subsidiaries. Mr. Schmitt is entitled to a $2,000 fee per month. Either party may terminate the agreement with 10 days’ written notice.

Bob Day has entered into an employment agreement with ICO Satellite Services for an indefinite term. Mr. Day is entitled to an annual base salary plus a bonus, payable in ICO Satellite Services’ discretion, in the target amount of 30% of base salary. The actual bonus payable to Mr. Day may be more or less than the target amount. While Mr. Day’s employment is at-will, he and ICO Satellite Services are each required to provide at least six months’ notice prior to termination, other than in the case of termination for “cause” by ICO Satellite Services. ICO Satellite Services, however, has the right to pay him his salary in lieu of notice, and Mr. Day may also elect to take a payment rather than continuing his employment during the six-month notice period. The agreement obligates Mr. Day to refrain from disclosing confidential information, both during and after termination of employment. Further, for a period of eighteen months after termination of employment, Mr. Day may not solicit ICO Satellite Services’ employees or otherwise take any action that could adversely affect any relationship between ICO Satellite Services and its employees, customers, or suppliers.

Director Compensation

Pursuant to the compensation policy adopted on May 8, 2006, independent directors will receive annually a retainer of $30,000 and independent and other non-employee directors will receive, on each October 1st, an option to purchase 30,000 shares of our Class A common stock with an exercise price per share equal to the fair market value of a share on the date of grant. The options will have a term of ten years and vest 25% after each full year of service as a director, fully vesting after four years of board service.

Each new non-employee director will receive an option to purchase 100,000 shares of our Class A common stock upon election. The exercise price per share for these options will be equal to the fair market value of a share on the date of election. These options will have a ten-year term and will vest 25% after each full year of service as a director, fully vesting after four years of board service. Members of the audit committee who are independent will receive options to purchase 50,000 shares of our Class A common stock upon appointment to the audit committee. In addition, the chairman of the audit committee will receive options to purchase 50,000 shares of our Class A common stock. Members of the strategy committee who are independent will receive options to purchase 100,000 shares of our Class A common stock upon appointment to the strategy committee. These options granted for committee service will have an exercise price per share equal to the fair market value of a share on the date of grant, a term of ten years and will vest 25% after each full year of service on the respective committee or as chairman, fully vesting after four years of committee service or service as chairman, as applicable.

On November 14, 2005, each person then serving as a director received a one-time grant of options to purchase 30,000 shares of our Class A common stock for each full year of his or her board service since May 2000. Messrs. McCaw, Salemme, Wasserman and Wolff and Ms. Alderman received options granted under the 2000 Stock Incentive Plan to purchase a total of 150,000, 120,000, 150,000, 30,000 and 150,000 shares, respectively. The exercise price per share is $4.25, the options have a ten-year term and vest 25% after each full year of board service, fully vesting after four years of board service.

In addition, on November 14, 2005, Mr. Salemme and Ms. Alderman each received $750,000, grants of an option to purchase 500,000 shares of our Class A common stock and 250,000 and 100,000 shares, respectively, of restricted Class A common stock under the 2000 Stock Incentive Plan, representing consultant’s fees in connection with the sale by ICO North America of its 7.5% notes in August 2005. The option exercise price per share is $4.25, and the options have a ten-year term and vest 25% following each full year of service as a board member, fully vesting after four years of board service. The restricted stock vests 90 days after the effective date of this registration statement, would be paid any dividends declared, and any unvested shares are subject to forfeiture upon termination for cause or without good reason.

Ms. Alderman also received a fee of $55,000 for serving on a special committee of our Board of Directors in 2005. In addition, during 2005, Ms. Alderman received $308,333 of compensation under a consulting agreement with the Company. During 2005, Mr. Salemme received $135,000 of compensation under a consulting agreement with the Company.

Mr. Bryan received a fee of $90,000, prior to being named Chief Executive Officer, for serving on a special committee of our Board of Directors during 2005.

On March 1, 2006, we entered into a new consulting agreement with Mr. Salemme for a rolling six-month term. Mr. Salemme will provide consulting services in the area of strategy and external affairs and will be paid $12,500 per month, plus the reimbursement of business expenses.

We have entered into an employment letter agreement with Donna P. Alderman, effective as of April 1, 2006, naming her our Executive Vice President, Corporate Development and Strategy. Ms. Alderman is entitled to an annual salary of $500,000 under the agreement. Under the agreement, Ms. Alderman’s employment is at-will, and she is subject to termination with or without cause and may leave the Company for any reason. However, if we terminate her without cause, she is entitled to a lump sum payment of accrued salary and vacation time and reimbursement of expenses, and upon execution of a release of claims, continued salary and vesting of options granted under the plan for six months. In case of termination for cause or her resignation, Ms. Alderman would only be entitled to accrued salary and vacation time and unpaid expenses. The agreement obligates Ms. Alderman not to compete following termination of employment for a period equal to six months.

Compensation Committee Interlocks and Insider Participation

Donna P. Alderman, Craig O. McCaw and David Wasserman served as members of our Compensation Committee during the last fiscal year. Ms. Alderman served as a consultant during 2005. As of April 1, 2006, Ms. Alderman is our Executive Vice President, Corporate Development and Strategy.

We have a month-to-month agreement with Eagle River to provide office space and administrative support to us. Total payments made pursuant to the agreement were $100,000, $100,000 and $200,000 in 2005, 2004 and 2003, respectively. Beginning in November 2005, we will pay a $500,000 annual consulting fee to Eagle River, Inc., an affiliate of our controlling shareholder, for three years, subject to termination by us for any reason on 90 days’ notice. This fee can be paid in cash or stock, as determined by our Board of Directors. The amount owed to Eagle River, Inc. for consulting services performed in 2005 was $69,445. On November 11, 2005, we granted Eagle River one million shares of restricted Class A common stock as compensation for services provided in the prior five years. The stock vests on the earlier of 90 days after the effective date of this registration statement or November 11, 2015, and has voting rights and the right to any dividends declared. We had a $37.5 million note payable to Eagle River outstanding during 2003, which bore interest at 12% and was repaid, including all accrued interest, in January 2004. Craig O. McCaw is Chairman, Chief Executive Officer, and a member of Eagle River.

In June 2003, we entered into an agreement with RadioFrame Networks, Inc. to provide technical analysis and usability studies on our ground network. Total payments made to RadioFrame Networks under the agreement were approximately $1.4 million and $5.3 million in 2004 and 2003, respectively. Craig O. McCaw is a director and has indirect ownership, through COM Investments, LLC, of an approximately 12% equity interest in RadioFrame Networks.

J. Timothy Bryan, our Chief Executive Officer, is a director of Clearwire Corporation, and Mr. McCaw currently serves as Clearwire’s Chief Executive Officer. Benjamin G. Wolff also serves as a director and officer of Clearwire.

Item 7.                        Certain Relationships and Related Transactions.

We have a month-to-month agreement with Eagle River to provide office space and administrative support to us. Total payments made pursuant to the agreement were $100,000, $100,000 and $200,000 in 2005, 2004 and 2003, respectively. Beginning in November 2005, we will pay a $500,000 annual consulting fee to Eagle River, Inc., an affiliate of our controlling shareholder, for three years, subject to termination by us for any reason on 90 days’ notice. This fee can be paid in cash or stock, as determined by our Board of Directors. The amount owed to Eagle River, Inc. for consulting services performed in 2005 was $69,445. On November 11, 2005, we granted Eagle River one million shares of restricted Class A common stock as compensation for services provided in the prior five years. The stock vests on the earlier of 90 days after the effective date of this registration statement or November 11, 2015, and has voting rights and the right to any dividends declared. We had a $37.5 million note payable to Eagle River outstanding during 2003, which bore interest at 12% and was repaid, including all accrued interest, in January 2004. Craig O. McCaw, our Chairman, is Chairman, Chief Executive Officer, and a member of Eagle River, and Benjamin G. Wolff, a member of our Board of Directors, is the President of Eagle River and Eagle River Holdings, LLC and Eagle River, Inc., which are affiliates of Eagle River.

Benjamin G. Wolff, a member of our Board of Directors and the President of Eagle River, Eagle River Holdings, LLC and Eagle River, Inc., was a partner at Davis Wright Tremaine LLP through April 2004. Mr. Wolff’s spouse is a partner with Davis Wright Tremaine LLP. Davis Wright Tremaine LLP has rendered substantial legal services to us since we emerged from bankruptcy in 2000. Davis Wright Tremaine LLP continues to provide legal services to us.

In June 2003, we entered into an agreement with RadioFrame Networks, Inc. to provide technical analysis and usability studies on our ground network. Total payments made to RadioFrame Networks under the agreement were approximately $1.4 million and $5.3 million in 2004 and 2003, respectively. Craig O. McCaw, our Chairman, is a director and has indirect ownership, through COM Investments, LLC, of an approximately 12% equity interest in RadioFrame Networks.

Item 8.                        Legal Proceedings.

In August 2004, Boeing Satellite Systems International, Inc. (“BSSI”), in response to an arbitration demand by the Company’s subsidiary, ICO Global Communications (Operations) Limited (“IGC”), filed a complaint in Superior Court for the State of California seeking a judicial declaration that IGC terminated certain agreements, and extinguished all of its rights and claims arising under those agreements or otherwise under law, arising out of or relating to the development, construction and launch of its MEO satellites. IGC filed a cross-complaint alleging that BSSI’s wrongful conduct after its succession to the agreements following the Boeing/Hughes acquisition, constituted a breach of BSSI’s obligations under the parties’ written contracts and otherwise under the law. In particular, IGC alleges that BSSI’s failure to price requested contract changes, to represent IGC’s interests with respect to launch providers, and to disclose material requested information as required by the parties’ agreements and otherwise by law, damaged IGC in an amount that cannot yet be precisely ascertained, as discovery has only recently commenced.

BSSI recently filed a cross complaint against IGC, the Company and Eagle River Investments, LLC seeking unspecified monetary relief and alleging interference with the written agreements between BSSI and IGC and other alleged wrongful conduct. Under an indemnification agreement with Eagle River, the Company is required to indemnify and defend Eagle River and its affiliates against claims, damages, fees and expenses incurred resulting from, or in connection with, the fact that it is a shareholder of the Company. IGC also filed a cross-complaint against The Boeing Company alleging wrongful, tortuous conduct. BSSI’s recently-filed motion for summary judgment/summary adjudication is currently scheduled to be heard on July 10, 2006. The Company believes its claims are meritorious and is vigorously pursuing a prompt resolution. The Company anticipates that the expense of pursuing this litigation will be material.

Subsidiaries of the Company had agreements with ten operators of gateways for its MEO system, and have successfully renegotiated and terminated four of those agreements. One of the agreements has been extended, and we continue to perform under one of the agreements. Four of the agreements have been terminated but are not yet settled. All four of these agreements remain potentially subject to litigation.

In December 2005, Deutsche Telekom (“DT”) initiated arbitration with the International Chamber of Commerce against an indirect subsidiary of the Company, ICO Global Communications Holding BV, seeking in excess of $10 million under a contract for the development and operation of a foreign gateway located in Usingen, Germany. The arbitration is in the early stages. ICO is vigorously defending against the claims by DT but is also considering opportunities to resolve the matter on favorable economic terms.

Item 9.                        Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market for Our Class A Common Stock

Our Class A common stock trades in the over-the-counter market and is quoted in the “pink sheets,” an electronic quotation system. The table below sets forth the high and low closing bid quotations of our Class A common stock, as published by Pink Sheets LLC for each quarterly period during the two most recent fiscal years and the first quarter of 2006. Bid quotations reflect inter-dealer prices, without adjustments for mark-ups, mark-downs, or commissions, and may not necessarily represent actual transactions. In the past our stock has been traded in low daily volumes and, to our belief, by just a limited number of investors, and the historic bid quotations in the table below may not be indicative of the future trading price of our Class A common stock.

	All Prices in $US
	2006		2005		2004
Period	High	Low	High	Low	High	Low
First Quarter	6.05	5.35	3.48	0.40	0.63	0.38
Second Quarter			4.15	2.06	1.50	0.52
Third Quarter			5.57	3.45	0.595	0.16
Fourth Quarter			6.31	3.76	1.13	0.086

We are applying to have our Class A common stock listed on the Nasdaq National Market. There is no assurance that our application to list the Class A common stock will be accepted. If it is not, we expect our Class A common stock to continue to be traded in the over-the-counter market. Whether our Class A common stock is listed on the Nasdaq National Market or continues to trade in the over-the-counter market, there can be no assurance as to the liquidity of the trading market that will develop.

As of May 11, 2006, there were 143,194,992 shares of our Class A common stock issued and outstanding, 3,172,110 shares underlying outstanding Class A common stock warrants, and 5,614,573 shares underlying outstanding Class A common stock options, 874,573 shares of which were underlying immediately exercisable options. There were approximately 330 record holders of our Class A common stock as of May 11, 2006.

Warrants to purchase a total of 18.8 million shares of Class A common stock, with an exercise price of $30 per share, and warrants to purchase a total of 30 million shares of Class A common stock, with an exercise price of $45 per share, will expire on August 2, 2006.

There is no established trading market for our Class B common stock, of which we have 54,886,500 shares outstanding with three holders of record, and 1,375,000 shares underlying outstanding Class B common stock options, none of which were immediately exercisable. Each share of Class B common stock is convertible at any time at the option of its holders into one share of Class A common stock.

We have never paid a dividend on shares of our equity securities. We do not intend to pay any dividends on our common shares during the foreseeable future. It is anticipated that earnings, if any, from operations will be used to finance growth. The Company does not have independent operations, and its ability to pay any dividends will be dependent on the ability of its subsidiaries to transfer funds to the Company in the form of cash dividends. As discussed under “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” ICO North America and its subsidiaries are prohibited from paying cash dividends on their capital stock and from purchasing or redeeming their capital stock (unless funded by a contemporaneous sale of capital stock) under the terms of the indenture governing ICO North America’s 7.5% notes due 2009.

Future Sales of Our Outstanding Common Stock

Resale of our shares may be subject to certain restrictions, as discussed under “Item 11. Description of Registrant’s Securities to Be Registered—Restrictions on Transfer of Stock.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this registration statement, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•       1% of the number of shares of common stock then outstanding, which was equal to approximately 143,194,992 shares on the date of filing of this registration statement; or

•       the average weekly trading volume in the common stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to certain manner of sale provisions and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. We believe that most of the shares held by non-affiliates may currently be sold pursuant to Rule 144(k).

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this registration statement is entitled to sell those shares 90 days after the effective date in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the holding period, public information, volume limitation or notice filing provisions of Rule 144.

Registration Rights

We entered into registration rights agreements with each of Eagle River and Teledesic, LLC (“Teledesic”) in 2002, pursuant to which we agreed to register the shares issued or issuable upon exercise of warrants held by those parties for 3,000,000 and 1,827,890 shares of Class A common stock, respectively. The warrant held by Eagle River has an exercise price of $0.01 per share and expires on December 12, 2012, and Teledesic exercised the warrant it held for 1,827,890 shares on December 12, 2005. In general, the registration rights agreements require us, whenever we propose to register any of our common stock under the Securities Act of 1933 (with certain exceptions), to register, at Eagle River and Teledesic’s option, their shares of Class A common stock issued or issuable upon the exercise of their warrants. Under the registration rights agreement, we are required to indemnify Eagle River and Teledesic against any losses and expenses for certain misstatements or omissions in the registration statement or prospectus. The registration rights with both Eagle River and Teledesic expire upon transfer of all of the shares to a non-affiliated third party or on December 12, 2007.

We are a party to a registration rights agreement with CDR-Satco, LLC, entered into in 2000, obligating us to register the shares of Class A common stock held by CDR-Satco or its affiliates. CDR-Satco and its affiliates currently hold 13,950,000 shares of Class A common stock. The registration rights agreement obligates us to register CDR-Satco’s shares under the Securities Act either (1) upon the demand of CDR-Satco for up to two registrations and only if the shares to be registered have an anticipated aggregate public offering price of at least $10 million, or (2) whenever we propose to register any of our Class A common stock under the Securities Act (with certain exceptions). Under this registration rights agreement, we are required to indemnify CDR-Satco and its directors, officers, and affiliates against any losses and expenses for certain misstatements or omissions in the registration statement or prospectus. The registration rights expire upon transfer of the shares to a non-affiliated third party or on July 26, 2010.

We also entered into a registration rights agreement with Cascade Investment, L.L.C. in 2000. That agreement obligates us to register any shares of our common stock held by Cascade or its affiliates (including Mente, LLC, to which Cascade subsequently transferred the shares it held of our common stock), under the same general terms as the registration rights agreement with CDR-Satco, described above. The registration rights expire upon transfer of the shares to a non-affiliated third party or July 17, 2010. Cascade and its affiliates currently hold 1,827,890 shares of Class A common stock and 9,300,000 shares of Class B common stock.

We are also subject to a registration rights agreement with Eagle River, pursuant to which we are obligated to register 46,500,000 shares of our Class A common stock (whether acquired through conversion of its holdings of our Class B common stock or otherwise) under the same general terms as the registration rights agreement with CDR-Satco, described above. The registration rights expire upon transfer of the shares to a non-affiliated third party or on April 29, 2010.

Additionally, we entered into registration rights agreements with each of Ellipso Private Holdings, Inc. (“Ellipso”) and CCI International N.V. (“CCI”) that obligate us to register up to 3,234,665 and 583,253 shares, respectively, of our Class A common stock. The registration rights agreements generally obligate us to register the shares whenever we propose to register any of our common stock under the Securities Act (with certain exceptions). Under each agreement, we are required to indemnify the party and its affiliates against any losses and expenses for certain misstatements or omissions in the registration statement or prospectus. The rights expire upon transfer of the shares to a non-affiliated third party (other than certain named parties) or in July 2007 for CCI and October 2007 for Ellipso.

Equity Compensation Plans

Set forth below is information concerning our equity compensation plans as of December 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding option, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:
2000 Stock Incentive Plan
Class A common stock	4,657,000	$4.47
Class B common stock	1,375,000	$4.25
	6,032,000	$4.42	6,368,000	(3)
ITGL Plan(1)	222,573	$10.91	—
Equity compensation plans not approved by security holders(2)	485,000	$6.75	—
Total	6,739,573	$4.80	6,368,000

(1)          Under the terms of the merger with ICO Global Limited on November 28, 2001, the ICO-Teledesic Global Limited 2000 Stock Incentive Plan and all the outstanding options under the plan were assumed by us. All the options outstanding under the plan are exercisable for our Class A common stock. Effective December 31, 2005, we will not issue any further awards under the plan.

(2)          Agreements for options exercisable for our Class A common stock, all of which are vested, with the following officer:

Name	Number of securities underlying option	Exercise price	Expiration date
Craig Jorgens	300,000	$10.45	July 25, 2012
Craig Jorgens	185,000	$0.75	July 25, 2012

The options terminate automatically upon termination for cause and on the first anniversary of the listing of our shares on Nasdaq. The options are generally not transferable. Additionally, until two years after an initial public offering by us, all shares acquired under the options are subject to market standoff provisions. Further, until the effective date of this Form 10, we have a right of first refusal in connection with any proposed sale or other transfer of shares acquired under the options and, in the case of termination of employment, a right to repurchase shares acquired under the options at fair market value.

(3)          The securities that remain available for future issuance under the 2000 Stock Incentive Plan may be issued as either Class A common stock or Class B common stock.

Item 10.                 Recent Sales of Unregistered Securities.

Except as otherwise indicated, management believes that each of the securities transactions from the last three years that is described in the table below was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) as a transaction not involving any public offering. In each case, the number of investors was limited, the investors were either accredited or otherwise qualified and had access to material information about the registrant, and restrictions were placed on the resale of the securities sold.

Date	Title	Amount	Consideration	Recipient(s)
December 12, 2005	Class A common stock	1,827,890	$18,278	Teledesic LLC(1)
November 11, 2005	Class A common stock	1,000,000	—	Eagle River(2)

(1)          Issued upon Teledesic’s exercise of a warrant to purchase the shares, at an exercise price of $.01, dated December 12, 2002.

(2)          Grant of restricted Class A common stock as compensation for services in the prior five years.

In addition, on November 14, 2005, we granted an aggregate of 600,000 shares of restricted Class A common stock to certain officers and directors under our 2000 Stock Incentive Plan. These transactions were exempt from the registration requirements of the Securities Act in reliance on Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan.

Item 11.                 Description of Registrant’s Securities to Be Registered.

The following summary is a description of the material terms of our Class A common stock. We have filed our Restated Certificate of Incorporation and Bylaws as exhibits to the registration statement, and the description below is qualified by reference to such exhibits.

Description of Our Class A Common Stock

Our authorized capital stock consists of 900,000,000 shares of Class A common stock, par value $0.01 per share, 150,000,000 shares of Class B common stock, par value $0.01 per share, and 75,000,000 shares of preferred stock, par value $0.01 per share. Only our Class A common stock will be registered.

As of May 11, 2006, there are 143,194,992 shares of Class A common stock outstanding, with approximately 330 holders of record, and 54,886,500 shares of Class B common stock outstanding, with three holders of record. There are also outstanding warrants exercisable for 3,172,110 shares of Class A common stock and outstanding options exercisable for an aggregate of 5,614,573 shares of Class A common stock and 1,375,000 shares of Class B common stock. No preferred stock is currently outstanding.

Dividend Rights

Holders of our Class A and Class B common stock are entitled to receive dividends at such times and in such amounts as may be determined by our Board of Directors and declared out of any legally available funds. Any dividends declared by the Board of Directors, whether payable in cash, property or shares of our capital stock, will be paid equally, on a per share basis, to holders of Class A common stock and Class B common stock.

We have not paid any dividends since our inception and do not expect or intend to pay dividends on our common stock in the foreseeable future. Our Board of Directors may, at its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our Board of Directors deems relevant.

Voting Rights

Holders of Class A common stock are entitled to one vote for each share of Class A common stock held of record on the applicable record date, and holders of Class B common stock are entitled to ten votes for each share of Class B common stock held of record on the applicable record date, on each matter submitted to a vote of our stockholders. Holders of Class A common stock and Class B common stock vote together as a single class of common stock on each matter submitted to a vote of our stockholders. Our charter and bylaws do not provide for cumulative voting in the election of directors.

In general, corporate action to be taken by stockholder vote will be authorized by a majority of the votes cast by stockholders entitled to vote and present in person or by proxy at the meeting. Directors, however, are elected at each annual meeting by a plurality of the votes cast by stockholders entitled to vote and present in person or by proxy at the meeting. The stockholders may also take action without a meeting, and without a vote, if the holders of outstanding stock with the minimum number of votes that would be required to take the action at a meeting at which all shares entitled to vote were present and voting, consent to the action in writing and deliver it to the Company.

We do not have a classified board. Thus, each of our directors is up for reelection at each annual meeting of stockholders.

Conversion Rights of Class B common stock

Optional Conversion.   The Class B common stock is convertible at any time at the option of its holders into shares of Class A common stock. Each share of Class B common stock is convertible into one share of Class A common stock.

Automatic Conversion.   The Class B common stock will be automatically converted into shares of Class A common stock if the Class B common shares are voluntarily or involuntarily sold, assigned, pledged, encumbered, or otherwise transferred to anyone other than the following persons or entities: (1) Eagle River, (2) Craig O. McCaw, (3) William H. Gates III, (4) Cascade Investment, L.L.C., (5) any affiliate of Eagle River, (6) any person or entity that has executed a valid, irrevocable written proxy in favor of Eagle River (covering the Class B common stock for as long as such person or entity owns the shares of Class B common stock), or (7) in the event of a pledge by the holder, a lender, financing, or investment banking firm (as pledgees) as long as the pledgee acknowledges in writing that the shares are subject to automatic conversion upon foreclosure or other action to sell the shares.

Restrictions on Transfer of Stock

Our Class A common stock has not been registered under the Securities Act. Until it is registered, our Class A common stock may not be offered or sold except pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Other Rights of Class A Common Stock and Class B Common Stock

Liquidation.   In the event the Company is liquidated, dissolved, or wound up, whether voluntarily or involuntary, our remaining assets, after payment in full to creditors and holders of any capital stock having preference over the common stock upon liquidation, dissolution, or winding up that may then be outstanding, will be divided ratably and without regard to class among the holders of Class A common stock and Class B common stock.

Reorganization, Recapitalization, or Asset Sale.   In the case of any consolidation, merger, recapitalization, reorganization or sale of all or substantially all of the Company’s assets, each holder of Class A common stock will receive the same amount of consideration per share, and each holder of Class B common stock will receive the same amount of consideration per share as the Class A common stockholders (as if the Class B common stock had been converted into Class A common stock). Notwithstanding the foregoing, if all or part of the consideration payable in respect of shares of Class A common stock and Class B common stock consists of securities, the securities issued to the holders of Class A common stock and Class B common stock will be identical in all respects, except that the disproportionate voting power of the Class B common stock (i.e., each share of Class B common stock is entitled to ten votes per share versus one vote per share for the Class A common stock) and the conversion rights of the Class B common stock may be incorporated into the terms of the securities issued to the holders of the Class B common stock.

Other Characteristics.   Except as set forth in agreements between us and holders of our Class A and Class B common stock described in this registration statement, holders of Class A common stock and Class B common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of common stock which may be issued. Therefore, our Board of Directors may authorize the issuance and sale of shares of our common stock without first offering them to our existing stockholders. No class of common stock is subject to any redemption or sinking fund provisions.

Outstanding Warrants to Purchase Our Class A Common Stock.

Warrants to purchase a total of 3,172,110 shares of our Class A common stock are outstanding, with an exercise price of $0.01 per share and expiring on December 12, 2012. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reclassifications or certain consolidations, mergers or reorganizations. Warrants to purchase a total of 18.8 million shares of Class A common stock, with an exercise price of $30 per share, and warrants to purchase a total of 30 million shares of Class A common stock, with an exercise price of $45 per share, will expire on August 2, 2006.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Certain additional provisions of Delaware law and our Restated Certificate of Incorporation and Bylaws could make more difficult the acquisition of our company by means of a tender offer or a proxy contest. These provisions may discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our company. We believe that the benefits of increased protection of our company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Our Restated Certificate of Incorporation provides that we will take all necessary and appropriate action to protect the voting, dividend, conversion, liquidation and merger/consolidation/asset sale rights described above and will not avoid or seek to avoid the observance or performance of those rights by charter amendment, entry into an inconsistent agreement or reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution or issuance or sale of securities.

We have elected not to be governed by Section 203 of the Delaware General Corporation Law regulating corporate takeovers which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with an “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition to or with the interested stockholder of 10% or more of the aggregate market value of either the consolidated assets or the outstanding stock of the corporation; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Item 12.                 Indemnification of Directors and Officers.

We are a Delaware corporation. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 further provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Additionally, Section 145 provides that indemnification provided by, or granted pursuant to, that section, known as “permissive indemnification,” shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145 further provides that, to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in its permissive indemnification provisions, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Our Certificate of Incorporation provides that the Company shall indemnify any person that it has the power to indemnify under Section 145 to the fullest extent permitted by that Section, as it may be amended or supplemented from time to time. Our Certificate of Incorporation also provides that the Company shall, in the case of directors, and may, in the case of officers, pay the expenses (including attorneys’ fees) incurred in defending a civil or criminal proceeding in advance of its final disposition upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the Company.

In any suit brought against us to enforce these indemnification rights, it shall be a defense that the person seeking indemnification has not met the applicable standard of conduct set forth in the Delaware General Corporation Law.

As authorized by Section 102(b)(7) of the Delaware General Corporation Law, our Certificate of Incorporation provides that a director of ICO shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the Delaware General Corporation Law (which relates to liability of directors for unlawful dividend payments or unlawful stock purchases or redemptions), or for any transaction from which the director derived an improper personal benefit. This provision, in effect, eliminates the rights of the Company and its stockholders (through derivative suits on the Company’s behalf) to recover monetary damages from a director for breach of his or her fiduciary duty of care as a director, except in the situations described. In addition, the Certificate of Incorporation does not alter the liability of directors under U.S. federal securities laws, and does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, for a breach of a director’s duty of care.

We maintain a policy of directors and officers insurance in the amount of $50,000,000, with a retention amount of $200,000 per incident for securities claims and $100,000 per incident for all other claims. The policy also contains coverage for employee practices claims.

Under an indemnification agreement between the Company and Eagle River, we are required to indemnify, defend, and hold harmless Eagle River, its affiliates, and their respective members, directors, officers, agents, employees and controlling persons against claims, liabilities, losses, damages and fees and expenses incurred resulting from, or in connection with, the fact that such entity or person is or was a shareholder, director, officer, or employee of the Company or any of its subsidiaries, or based on an alleged breach of his or her fiduciary duty as a director or officer of the Company or any of its subsidiaries. The indemnification obligation is subject to certain exceptions, including losses and damages incurred through certain violations of the U.S. securities laws and damages caused by acts that a court determines to be a breach of fiduciary duties, gross negligence, or willful misconduct. We agreed to advance reasonable costs and expenses incurred for defending any claim upon receipt of an undertaking to repay the advanced amounts if it is ultimately determined the indemnitee was not entitled to indemnification under the agreement.

Under an indemnification agreement with Cascade Investment, we are similarly required to indemnify Cascade Investment, its affiliates (including Mente, LLC), and their respective members, directors, officers, agents, employees and controlling persons.

We are also a party to an indemnification agreement with CDR-Satco, Clayton, Dubilier & Rice, Inc. (“CD&R”) and The Clayton, Dubilier & Rice Fund VI Limited Partnership, which obligates us to indemnify, defend, and hold harmless each of those entities and their respective directors, officers, partners, members, employees, agents and controlling persons under the same general terms as the indemnification agreement with Eagle River, other than the addition of an obligation to indemnify for any claims arising out of or based upon the provision by CD&R of any consulting services (except to the extent a court finds that any of the indemnitees acted with gross negligence or intentional misconduct).

Item 13.                 Financial Statements and Supplementary Data.

The financial statements required to be included in this registration statement appear at the end of the registration statement beginning on page F-1.

Item 14.                 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.                 Financial Statements and Exhibits.

(a)   Financial Statements

The financial statements and financial statement schedule included as part of this registration statement are listed on page F-1.

(b)   Exhibits

The following exhibits are filed as part of this registration statement:

3.1	Restated Certificate of Incorporation of ICO
3.2	Restated Bylaws of ICO
4.1	Form of Certificate representing ICO Class A common stock
4.2	Indenture, dated August 15, 2005, among ICO North America, its subsidiaries and The Bank of New York, as trustee
4.3	Form of ICO North America 7.5% Convertible Senior Secured Note due 2009 (included in Exhibit 4.2)
4.4	First Supplemental Indenture, dated November 30, 2005, among ICO North America, its subsidiaries and The Bank of New York, as trustee
10.1*	Space Segment Contract, dated November 29, 2005, between ICO Satellite Management LLC and Space Systems/Loral, Inc.
10.2*	Launch Services Contract, dated March 10, 2006, between ICO Satellite Services G.P. and Lockheed Martin Commercial Launch Services, Inc.
10.3	Advisory Services Agreement, dated November 11, 2005, between ICO and Eagle River, Inc.
10.4	Restricted Stock Grant Agreement, effective November 11, 2005, between ICO and Eagle River Investments, LLC
10.5	Registration Rights Agreement, dated April 29, 2000, between New Satco Holdings, Inc. and Eagle River Investments, LLC
10.6	Registration Rights Agreement, dated July 26, 2000, between ICO-Teledesic Global Limited and CDR-Satco, LLC
10.7	Registration Rights Agreement, dated July 17, 2000, between ICO-Teledesic Global Limited and Cascade Investment, L.L.C.
10.8	Warrant Agreement, dated December 12, 2002, between ICO and Eagle River Investments, LLC
10.9	Registration Rights Agreement, dated December 12, 2002, between ICO and Eagle River Investments, LLC

10.10	Assignment of Warrants, dated December 19, 2003, among ICO, The Boeing Company and Teledesic LLC
10.11	Registration Rights Agreement, dated December 12, 2002, between ICO and Teledesic LLC
10.12	Registration Rights Agreement, dated July 2002, between ICO and CCI International N.V.
10.13	Registration Rights Agreement, dated October 2, 2002, between ICO and Ellipso Private Holdings, Inc.
10.14	Indemnification Agreement, dated August 11, 2000, between ICO-Teledesic Global Limited and Eagle River Investments, LLC
10.15	Indemnification Agreement, dated July 26, 2000, among ICO-Teledesic Global Limited, CDR-Satco, L.L.C., Clayton, Dubilier & Rice, Inc. and The Clayton, Dubilier & Rice Fund VI Limited Partnership
10.16	Indemnification Agreement, dated July 17, 2000, between ICO-Teledesic Global Limited and Cascade Investment, LLC
10.17	Pledge Agreement, dated as of August 15, 2005, between ICO and The Bank of New York, as collateral agent
10.18

Security and Pledge Agreement, dated as of August 15, 2005, among ICO North America, ICO Satellite Management LLC, ICO Satellite Services GP, ICO Global Communications (Canada) Inc. and The Bank of New York, as collateral agent

10.19	Collateral Trust Agreement, dated as of August 15, 2005, among ICO, ICO North America, the guarantors and lenders party thereto and The Bank of New York, as collateral agent and indenture trustee
10.20+	Amended and Restated ICO 2000 Stock Incentive Plan
10.21+	Form of Class A Common Stock Option Agreement under ICO 2000 Stock Incentive Plan
10.22+	Form of Class B Common Stock Option Agreement under ICO 2000 Stock Incentive Plan
10.23+	Form of Restricted Stock Agreement under ICO 2000 Stock Incentive Plan
10.24+	ICO-Teledesic Global Limited 2000 Stock Incentive Plan
10.25+	ICO Global Communications (Holdings) Limited Stock Option Letter Agreement with Craig Jorgens dated August 8, 2002
10.26+	ICO Global Communications (Holdings) Limited Stock Option Letter Agreement with Craig Jorgens dated August 8, 2002
10.27+	Board Compensation Policy
10.28+	Employment Letter Agreement, effective November 1, 2005, between ICO and J. Timothy Bryan
10.29+	Employment Agreement, dated June 1, 2002, between ICO Satellite Services GP and David Bagley
10.30+	Employment Agreement, dated September 1, 2002, between ICO Satellite Services GP and Suzanne Hutchings Malloy
10.31+	Employment Agreement, dated July 22, 2002, between ICO Satellite Services GP and Dennis Schmitt
10.32+	Employment Agreement, dated June 23, 2000, between ICO Satellite Services GP and Robert Day

10.33+	Services Agreement, as amended, between ICO and Dennis Schmitt
10.34+	Employment Letter Agreement, dated December 16, 2005, between ICO Satellite Services GP and David Zufall
10.35+	Consulting Services Agreement, dated March 1, 2006, between ICO and R. Gerard Salemme
10.36+	Employment Letter Agreement, effective April 1, 2006, between ICO and Donna P. Alderman
10.37+	Employment Letter Agreement, dated April 19, 2006, between ICO and Craig Jorgens
10.38+	Employment Letter Agreement, dated April 19, 2006, between ICO and John Flynn
21.1	List of Subsidiaries

+                Management contract or compensatory plan or arrangement.

*                    Confidential treatment has been requested for portions of this document.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ICO Global Communications (Holdings) Limited and Subsidiaries
Kirkland, Washington

We have audited the accompanying consolidated balance sheets of ICO Global Communications (Holdings) Limited and subsidiaries (a development stage enterprise) (the ”Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity (deficiency in assets), statements of comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2005, and the period from February 9, 2000 (inception) to December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. The Company’s financial statements as of and for the period from February 9, 2000 (inception) through December 31, 2002, were audited by other auditors whose report dated May 15, 2006, expressed an unqualified opinion on those statements. The financial statements for the period from February 9, 2000 (inception) through December 31, 2002, reflect a net loss of $756,209,000 of the related total for the period from February 9, 2000 (inception) through December 31, 2005. The other auditors’ report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior periods, is based solely on the reports of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, and the period from February 9, 2000 (inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The Company is in the development stage as of December 31, 2005. As discussed in Note 2 to the financial statements, successful completion of the Company’s development program and, ultimately, the attainment of profitable operations are dependent upon future events, including obtaining adequate financing to fulfill its development activities, and achieving a level of sales adequate to support the Company’s cost structure.

/s/ DELOITTE & TOUCHE LLP
Seattle, Washington
May 15, 2006

Report of Independent Registered Public Accountants

To the Board of Directors and Stockholders
of ICO Global Communications (Holdings) Limited and Subsidiaries:

In our opinion, the accompanying consolidated statements of operations, of changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of ICO Global Communications (Holdings) Limited and its subsidiaries (a development stage enterprise) (the “Company”) and the results of their operations and their cash flows cumulatively, for the period from February 9, 2000 (date of inception) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion dated November 21, 2003 on the consolidated financial statements referred to above, we included a paragraph of emphasis describing conditions that raised substantial doubt about the Company’s ability to continue as a going concern through November 21, 2004. We have removed this paragraph from our report as this date has passed.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington
November 21, 2003, except for the second paragraph above as to which the date is May 15, 2006

ICO Global Communications (Holdings) Limited
(A Development Stage Enterprise)

Consolidated Balance Sheets

(In thousands, except share data)

	December 31,	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$175,510	$52,551
Restricted cash	1,650	—
Available-for-sale investments	296,163	—
Restricted investments	48,707	—
Prepaid expenses and other current assets	2,002	1,945
Total current assets	524,032	54,496
Property in service-net of accumulated depreciation of $32	323	—
Satellite under construction	117,068	—
Restricted investments	46,226	—
Debt issuance costs-net of accumulated amortization of $2,432	27,126	—
Other assets	—	464
Total	$714,775	$54,960
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
Current liabilities:
Accounts payable	$1,084	$179
Accrued payroll	1,055	668
Accrued satellite construction payable	27,595	—
Accrued expenses	17,808	22,799
Accrued interest	25,950	23,596
Income tax payable	1,240	526
Current portion of capital lease obligations	9,623	24,559
Total current liabilities	84,355	72,327
Capital lease obligations, less current portion	7,568	43,933
Convertible long-term debt	650,000	—
Total liabilities	741,923	116,260
Commitments and contingencies (Note 8)
Stockholders’ equity (deficiency in assets):
Preferred stock, $.01 par value, 75,000,000 shares authorized, no shares issued or outstanding	—	—
Class A common stock, $.01 par value, 900,000,000 shares authorized, 200,203,884 and 196,775,994 shares issued and outstanding	2,002	1,968
Class B convertible common stock, $.01 par value, 150,000,000 shares authorized, 86,849,882 shares issued and outstanding	868	868
Additional paid-in capital	2,699,856	2,697,502
Treasury stock, 57,968,892 shares of Class A common stock and 31,003,382 shares of Class B common stock	(877,489)	(877,489)
Deferred stock-based compensation	(2,063)	—
Accumulated other comprehensive income	9,127	8,706
Deficit accumulated during the development stage	(1,859,449)	(1,892,855)
Total stockholders’ equity (deficiency in assets)	(27,148)	(61,300)
Total	$714,775	$54,960

The accompanying notes are an integral part of these consolidated financial statements.

ICO Global Communications (Holdings) Limited
(A Development Stage Enterprise)

Consolidated Statements of Operations

(In thousands, except share and per share data)

				February 9, 2000
				(inception) to
				December 31, 2005
	Year ended December 31,			(development
	2005	2004	2003	stage period)
Operating expenses:
General and administrative	$27,850	$28,011	$52,492	$539,508
Research and development	570	—	—	62,727
Contract settlements	(74,955)	—	—	(74,955)
(Gain) loss on disposal of assets	(2,030)	—	—	11,108
Impairment of property under construction	—	865,191	165,417	1,438,304
Operating income (loss)	48,565	(893,202)	(217,909)	(1,976,692)
Interest income	9,503	1,413	2,119	102,074
Interest expense	(23,953)	(10,500)	(17,971)	(106,587)
Other income (expense)	76	220	(1,430)	2,872
Income (loss) before income taxes	34,191	(902,069)	(235,191)	(1,978,333)
Income tax benefit (expense)	(785)	(429)	1,043	120,828
Net income (loss) before cumulative effect of a change in accounting principle	33,406	(902,498)	(234,148)	(1,857,505)
Cumulative effect of a change in accounting principle	—	—	—	(1,944)
Net income (loss)	$33,406	$(902,498)	$(234,148)	$(1,859,449)
Basic income (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$0.17	$(4.64)	$(1.20)	$(9.69)
Cumulative effect of change in accounting principle	—	—	—	(0.01)
Basic income (loss) per share	$0.17	$(4.64)	$(1.20)	$(9.70)
Diluted income (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$0.17	$(4.64)	$(1.20)	$(9.69)
Cumulative effect of change in accounting principle	—	—	—	(0.01)
Diluted income (loss) per share	$0.17	$(4.64)	$(1.20)	$(9.70)
Weighted average shares outstanding used to compute basic income (loss) per share	194,889,804	194,653,602	194,653,602	191,699,277
Weighted average shares outstanding used to compute diluted income (loss) per share	200,077,147	194,653,602	194,653,602	191,699,277

The accompanying notes are an integral part of these consolidated financial statements.

ICO Global Communications (Holdings) Limited
(A Development Stage Enterprise)

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

				February 9, 2000
				(inception) to
				December 31, 2005
	Year ended December 31,			(development
	2005	2004	2003	stage period)
Net income (loss)	$33,406	$(902,498)	$(234,148)	$(1,859,449)
Other comprehensive income (loss):
Unrealized gain (loss) on investments, net of tax	(75)	(178)	326	(75)
Cumulative translation adjustments	496	720	35,288	9,202
Comprehensive income (loss)	$33,827	$(901,956)	$(198,534)	$(1,850,322)

The accompanying notes are an integral part of these consolidated financial statements.

ICO Global Communications (Holdings) Limited
(A Development Stage Enterprise)

Consolidated Statements of Cash Flows

(In thousands)

				February 9, 2000
				(inception) to
				December 31, 2005
	Year ended December 31,			(development
	2005	2004	2003	stage period)
Operating activities:
Net income (loss)	$33,406	$(902,498)	$(234,148)	$(1,859,449)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Stock-based compensation	307	—	—	19,635
Depreciation	32	—	355	3,311
Amortization of debt issuance costs	2,432	—	—	2,432
Unrealized foreign exchange gain (loss)	(2,673)	70	(1,348)	(4,387)
(Gain) loss on disposal of assets	(2,030)	—	—	11,108
Impairment of property under construction	—	865,191	165,417	1,438,304
Gain on contract settlements	(74,955)	—	—	(74,955)
Gain on Nextel share-pledge derivative	—	—	—	(9,168)
Deferred tax credit	—	—	—	(121,928)
Other than temporary loss on marketable securities available for sale	—	—	—	689
Amortization of capitalized SAN operator incentive	—	—	—	2,593
Cost of issuance of shares to distribution partners	—	—	—	37,440
Other	—	(75)	(600)	30,573
Changes in:
Prepaid expenses and other current assets	486	9,995	14,442	48,213
Accrued interest income	(4,319)	—	—	(4,319)
Accounts payable	908	(2,492)	(336)	142
Accrued interest payable	21,288	5,050	13,652	77,631
Accrued payroll and other accrued expenses	2,269	(3,551)	(380)	57,889
Net cash used in operating activities	(22,849)	(28,310)	(42,946)	(344,246)
Investing activities:
Proceeds from launch insurance	—	—	—	225,000
Debtor in possession advance in relation to Old ICO	—	—	—	(275,000)
Acquisition of net assets of Old ICO	—	—	—	(117,590)
Cash received from Old ICO at acquisition	—	—	—	107,436
Restricted cash	(1,650)	1,673	617	(6,724)
Purchases of satellite under construction	(88,245)	—	—	(88,245)
Purchases of property under construction	—	—	(7,632)	(497,890)
Purchases of property in service	(357)	—	—	(1,830)
Investments in unconsolidated subsidiaries	—	—	—	(2,373)
Purchases of available-for-sale investments	(336,342)	—	(313)	(3,194,621)
Maturities and sales of available-for-sale investments	43,073	450	40,274	2,901,800
Purchases of restricted investments	(93,583)	—	—	(93,583)
Proceeds from contract amendments	—	—	44,434	44,434
Proceeds from sale of assets	30	1,944	—	12,098
Net cash provided by (used in) investing activities	(477,074)	4,067	77,380	(987,088)
Financing activities:
Net proceeds from issuance of common stock	18	—	—	597,875
Proceeds from issuance of convertible notes	650,000	—	—	650,000
Debt issuance costs	(29,558)	—	—	(29,558)
Advances from affiliates	—	—	—	324,395
Repayment of advances from affiliates	—	—	—	(324,395)
Repayment of note payable to Eagle River	—	(37,500)	—	(37,500)
Repayment of operator financing	—	—	—	(5,727)
Proceeds from pledge of Nextel shares	—	—	—	351,600
Net proceeds from loan from Teledesic LLC	—	—	—	20,000
Acquisition of ICO shares from minority interest stockholder	—	—	—	(30,868)
Net cash provided by (used in) financing activities	620,460	(37,500)	—	1,515,822
Effect of foreign exchange rate changes	2,422	11,359	3,603	(8,978)
Net increase (decrease) in cash and cash equivalents	122,959	(50,384)	38,037	175,510
Cash and cash equivalents—beginning of period	52,551	102,935	64,898	—
Cash and cash equivalents—end of period	$175,510	$52,551	$102,935	$175,510

ICO Global Communications (Holdings) Limited
(A Development Stage Enterprise)

Consolidated Statements of Cash Flows (Continued)

(In thousands, except share data)

				February 9, 2000
				(inception) to
				December 31, 2005
	Year ended December 31,			(development
	2005	2004	2003	stage period)
Supplemental disclosure:
Income taxes paid	$101	$375	$203	$7,288
Interest paid	—	5,375	—	52,902
Supplemental disclosure of non-cash activities:
Issuance of Class A common shares in respect of investment in Ellipso, Inc.	—	—	—	6,863
Issuance of Class B common shares in respect of investment in Ellipso, Inc.	—	—	—	74
Issuance of Class A common shares in respect of investment in Constellation Communications Holdings, Inc.	—	—	—	904
Amounts due under satellite construction contract	27,595	—	—	27,595
Equipment acquired in capital lease agreements	—	—	—	42,096
Issuance of warrants for the repayment of debt	—	—	—	4,950
The following securities of ICO arose from the acquisition of Old ICO’s net assets:
93,700,041 Class A common shares and options to acquire Class A common shares issued	—	—	—	679,873
31,003,382 Class B common shares issued	—	—	—	275,000
1,600,000 Class A common shares issued to distribution partners	—	—	—	16,720
200,000 Class A common shares committed to distribution partners	—	—	—	2,090
50,000,000 warrants issued to acquire Class A common shares	—	—	—	180,000

The accompanying notes are an integral part of these consolidated financial statements.

ICO Global Communcations (Holdings) Limited
(A Development Stage Enterprise)

Consolidated Statements of Changes in Stockholders’ Equity (Deficiency in Assets)

(In thousands, except share data)

								Deficit	Total
				Additional		Deferred	Accumulated other	accumulated during the	stockholders’ equity
	Common stock			paid-in capital	Treasury stock	stock-based compensation	comprehensive income (loss)	development stage	(deficiency in assets)
	Class A shares	Class B shares	Amount
Balance at inception, February 9, 2000	—	—	$—	$—	$—	$—	$—	$—	$—
Issuance of Class B common stock for shares of Nextel Communications, Inc.	—	36,345,786	363	401,152	—	—	—	—	401,515
Deferred tax liability associated with Nextel Communications, Inc. share contribution	—	—	—	(124,420)	—	—	—	—	(124,420)
Initial issuance of Class A common stock for cash	222	—	1	—	—	—	—	—	1
Issuance of securities to acquire assets of Old ICO:
Issuance of Class A common stock	160,000,040	—	1,600	1,372,813	—	—	—	—	1,374,413
Issuance of Class B common stock	—	31,003,382	310	274,690	—	—	—	—	275,000
Issuance of Class A common stock to distribution partners	1,550,000	—	16	16,181	—	—	—	—	16,197
Issuance of warrants	—	—	—	180,000	—	—	—	—	180,000
Issuance of Class A common stock and options	24,920,353	—	249	267,712	—	—	—	—	267,961
Issuance of Class B common stock and options	—	19,454,214	195	208,990	—	—	—	—	209,185
Cost of issuance of common stock	—	—	—	(3,211)	—	—	—	—	(3,211)
Stock-based compensation	69,750	—	1	749	—	—	—	—	750
Other compensation	—	—	—	18,436	—	—	—	—	18,436
Other comprehensive loss	—	—	—	—	—	—	(26,326)	—	(26,326)
Net loss	—	—	—	—	—	—	—	(118,794)	(118,794)
Treasury stock	(57,968,892)	(31,003,382)	—	—	(877,489)	—	—	—	(877,489)
Balance, December 31, 2000	128,571,473	55,800,000	2,735	2,613,092	(877,489)	—	(26,326)	(118,794)	1,593,218
Issuance of Class A common stock and options to acquire Ellipso Class A common stock	492,611	—	5	3,833	—	—	—	—	3,838
Issuance of securities to acquire assets of Old ICO:
Issuance of Class A common stock to Old ICO creditors	700,000	—	7	5,453	—	—	—	—	5,460
Issuance of Class A common stock to distributors and SAN operators	6,750,000	—	68	52,715	—	—	—	—	52,783
Issuance of Class A common stock	138,218	—	1	1,507	—	—	—	—	1,508
Cost of issuance of common stock	—	—	—	(176)	—	—	—	—	(176)
Other comprehensive loss	—	—	—	—	—	—	(8,036)		(8,036)
Net loss	—	—	—	—	—	—	—	(225,900)	(225,900)
Balance, December 31, 2001	136,652,302	55,800,000	$2,816	$2,676,424	$(877,489)	$—	$(34,362)	$(344,694)	$1,422,695

ICO Global Communcations (Holdings) Limited
(A Development Stage Enterprise)

Consolidated Statements of Changes in Stockholders’ Equity (Deficiency in Assets) (Continued)

(In thousands, except share data)

								Deficit	Total
				Additional		Deferred	Accumulated other	accumulated during the	stockholder’s equity
	Common stock			paid-in capital	Treasury stock	stock-based compensation	comprehensive income (loss)	development stage	(deficiency in assets)
	Class A shares	Class B shares	Amount
Balance, December 31, 2001	136,652,302	55,800,000	$2,816	$2,676,424	$(877,489)	$—	$(34,362)	$(344,694)	$1,422,695
Issuance of Class A common stock to acquire CCI Series A preferred stock and common stock	583,253	—	5	899	—	—	—	—	904
Issuance of Class A and Class B common stock to acquire Ellipso Series A preferred stock and common stock	1,571,547	46,500	15	2,574	—	—	—	—	2,589
Issuance of warrants to refinance debt	—	—	—	4,950	—	—	—	—	4,950
Settlement of Teledesic note payable	—	—	—	12,514	—	—	—	—	12,514
Stock-based compensation	—	—	—	141	—	—	—	—	141
Other comprehensive income	—	—	—	—	—	—	6,912	—	6,912
Net loss	—	—	—	—	—	—	—	(411,515)	(411,515)
Balance, December 31, 2002	138,807,102	55,846,500	2,836	2,697,502	(877,489)	—	(27,450)	(756,209)	1,039,190
Other comprehensive income	—	—	—	—	—	—	35,614	—	35,614
Net loss	—	—	—	—	—	—	—	(234,148)	(234,148)
Balance, December 31, 2003	138,807,102	55,846,500	2,836	2,697,502	(877,489)	—	8,164	(990,357)	840,656
Other comprehensive income	—	—	—	—	—	—	542	—	542
Net loss	—	—	—	—	—	—	—	(902,498)	(902,498)
Balance, December 31, 2004	138,807,102	55,846,500	2,836	2,697,502	(877,489)	—	8,706	(1,892,855)	(61,300)
Issuance of Class A common stock	1,827,890	—	18	—	—	—	—	—	18
Issuance of restricted Class A common stock	600,000	—	6	2,364	—	(2,370)	—	—	—
Issuance of restricted Class A common stock dividend	1,000,000	—	10	(10)	—	—	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	307	—	—	307
Other comprehensive income	—	—	—	—	—	—	421	—	421
Net income	—	—	—	—	—	—	—	33,406	33,406
Balance, December 31, 2005	142,234,992	55,846,500	$2,870	$2,699,856	$(877,489)	$(2,063)	$9,127	$(1,859,449)	$(27,148)

The accompanying notes are an integral part of these consolidated financial statements.

ICO Global Communications (Holdings) Limited
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

1.   Organization and Business

ICO Global Communications (Holdings) Limited (“ICO”) is a next-generation mobile satellite service operator authorized to operate a medium earth orbit (“MEO”) satellite system globally outside the United States (with the exception of two Middle Eastern countries) pursuant to regulations promulgated by the United Kingdom and, through its wholly-owned subsidiary, ICO North America, Inc. (“ICO North America”), authorized by the Federal Communications Commission (“FCC”) to offer ubiquitous mobile satellite services (“MSS”) throughout the United States using a geostationary earth orbit (“GEO”) satellite.

ICO was incorporated in the state of Delaware in 2000 to purchase the assets and assume certain liabilities of ICO Global Communications (Holdings) Limited (“Old ICO”), a Bermuda corporation, on its emergence from Chapter 11 bankruptcy. ICO subsequently merged with ICO Global Limited (“IGL”), a holding company which was formed on February 9, 2000, effective November 28, 2001. ICO and IGL were under the common control of Eagle River Investments LLC (“Eagle River”) prior to their merger. Accounting principles generally accepted in the United States of America require the merger of entities under common control to be accounted for in a manner similar to pooling-of-interests accounting. The assets, liabilities and stockholders’ equity (deficiency in assets) for IGL and ICO were recorded at historical cost as of the effective date of the transaction. The consolidated financial statements include the accounts of ICO, a development stage enterprise, and its subsidiaries (collectively referred to as the “Company”). The consolidated statements of operations, of comprehensive income (loss), of cash flows and of changes in stockholders’ equity (deficiency in assets) have been prepared to include the activity for IGL and ICO from February 9, 2000, the date of inception of IGL, through December 31, 2005. As of December 31, 2005, Eagle River remains ICO’s controlling shareholder with an economic interest of approximately 34.4% and a voting interest of approximately 68.9%.

Following the purchase of assets and assumption of certain liabilities of Old ICO on its emergence from bankruptcy, the Company established a new management team who oversaw the construction of the MEO satellites and ground systems and developed the technical plan for the MEO system. Following one launch failure in March of 2000, as well as disagreements with the manufacturer and launch manager of its MEO satellites, which disagreements are the subject of litigation commenced in 2004, the Company significantly curtailed construction activity on its MEO system. Despite curtailment of the Company’s previous MEO business plan, the Company continues to explore the development of a new MEO business plan outside of North America that would utilize both the Company’s physical and regulatory MEO satellite assets.

In order to address service coverage and economic limitations inherent to the MSS business plan, the Company devised and introduced to the FCC the concept of using MSS spectrum for ancillary terrestrial use. This concept would allow the Company full access to urban customers, overcoming signal blockage related to buildings or terrain, giving the Company greater flexibility to provide integrated satellite-terrestrial services.

In February 2003, the FCC issued an order establishing rules permitting MSS operators to seek authorization to integrate an ancillary terrestrial component (“ATC”) into their networks. Additionally, in May 2005, the FCC granted the Company’s request to modify its reservation of spectrum for the provision of MSS in the United States using a GEO satellite system rather than a MEO satellite system. The Company believes this modification will greatly improve the economic viability of its ICO North America business plan and proposed services. Finally, on December 8, 2005, the FCC increased the assignment to the Company of 2 GHz MSS spectrum from 8 MHz to 20 MHz, which is expected to allow the Company to provide more robust services.

The Company formed a new wholly-owned subsidiary, ICO North America, to develop an advanced hybrid mobile satellite service/ancillary terrestrial component system (“the MSS/ATC System”), using a GEO satellite, designed to provide voice, data and Internet service throughout the United States to handsets similar to existing cellular phones. In August 2005, ICO North America issued $650 million aggregate principal amount of convertible notes (the “Notes”) to fund the development of the MSS/ATC System, and, in February 2006, it sold 323,000 shares of Class A common stock and stock options to purchase an additional 3,250,000 shares of Class A common stock to certain holders of its Notes.

2.   Development Stage Enterprise

The Company is a development stage enterprise as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises, and will continue to be so until it commences commercial operations. The development stage is from February 9, 2000 (inception) through December 31, 2005 (see Note 1).

As the Company is not currently generating revenue from operations, there is no assurance that the Company will be able to obtain the funding necessary to complete the construction of the MSS/ATC System, fund its future working capital requirements, or achieve positive cash flow from operations. In the event that the Company is not able to realize its assets in the ordinary course of business, and is forced to realize the assets by divestment, there is no assurance that the carrying value of the assets could be recovered. The Company’s losses to date have been primarily funded by proceeds from the issuance of various forms of capital and the sale of convertible notes (see Note 7). Management plans to sustain operations with existing funds and through additional third-party equity or debt financing when necessary.

3.   Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation—The consolidated financial statements of the Company include the results of operations for the years ended December 31, 2005, 2004 and 2003 and the development stage period from February 9, 2000 (inception) to December 31, 2005. These consolidated financial statements include all of the assets, liabilities and results of operations of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated. All information in these financial statements is in U.S. dollars. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Segment Information—The Company operates in and reports on one segment (satellite telecommunications) based upon the provisions of Financial Accounting Standards Board (“FASB”) SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. All significant properties owned by the Company are located in the United States.

Risks and Uncertainties—The Company is subject to the risks and challenges of other companies in the development stage, including dependence on key individuals, successful development and marketing of its products and services, competition from substitute products and services, and larger companies with greater financial, technical and marketing resources.

Use of Estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are used when accounting for depreciation, taxes, contingencies, and asset useful lives, among others. Actual results could differ from those estimates. Estimates are evaluated on an ongoing basis.

Cash and Cash Equivalents—Cash and cash equivalents is defined as short-term highly liquid investments with original maturities from the date of purchase of 90 days or less. Cash and cash equivalents is comprised of the following (in thousands):

	December 31,
	2005	2004
Cash	$ 20,821	$ 7,185
Money market funds	7,877	45,366
Commercial paper	146,812	—
	$ 175,510	$ 52,551

Restricted Cash—As of December 31, 2005, the Company has restricted cash of $1.7 million related to a bond which is held pursuant to conditions of the Company’s FCC authorization to operate in the MSS spectrum.

Available-for-Sale Investments—The Company’s investments are primarily held in commercial paper, corporate bonds and notes and U.S. government and agency securities and are classified as available-for-sale and are reported at fair value based upon quoted market price. Investments generally mature between three and six months from the purchase date. The specific identification method is used to determine realized gains and losses on investments. Any temporary difference between cost and fair value of an investment is presented as a separate component of accumulated other comprehensive income (loss). Consistent with the guidance provided for in Emerging Issues Task Force Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, the Company evaluates its investments for other-than-temporary impairment. Since January 1, 2003, the Company has determined that it had no impairments of investments that were other-than-temporary.

Restricted Investments—The Company’s restricted investments consist of U.S. Treasury securities held as collateral for future interest payments related to the Company’s Notes (see Note 7). These investments are classified as held-to-maturity and are reported at amortized cost. Restricted investments with maturity dates during 2006 are classified as current and relate to interest payments due in 2006. Restricted investments with maturity dates in 2007 are classified as non-current and relate to interest payments due in 2007. Gross unrealized losses were $304,000 as of December 31, 2005. The Company did not have any restricted investments as of December 31, 2004.

Derivative Instruments—SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS No. 137 and SFAS No. 138 and as interpreted by the Derivatives Implementation Group, was adopted by the Company effective as of January 1, 2001. SFAS No. 133 establishes the accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 requires that an entity recognizes all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. SFAS No. 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting. The Company evaluates contracts for “embedded” derivatives, and considers whether any embedded derivatives have been bifurcated, or separated, from the host contracts in accordance with SFAS No. 133 requirements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities under SFAS No. 133. In particular, SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of an “underlying” to conform it to the language used in FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others—an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34, and amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003.

The provisions of SFAS No. 149 that relate to guidance in SFAS No. 133 that have been effective for fiscal quarters which began prior to June 15, 2003 continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist are applied to both existing contracts, as well as new contracts entered into after June 30, 2003

Property in Service—Property in service, net of accumulated depreciation, consists of computer equipment, software and furniture and fixtures and is depreciated using the straight-line method based on estimated useful lives of three to five years.

Satellite Under Construction—Satellite under construction represents payments made and accrued for third-party construction and engineering costs incurred in the design, manufacture, test and launch of the MSS/ATC System. Satellite under construction will be classified as property in service when placed into service and will be depreciated using the straight-line method based on an anticipated useful life of ten to fifteen years. Only the costs of constructing successfully deployed satellites will be transferred to property in service. Losses resulting from any unsuccessful launches or satellite failures will be recognized as those events occur, and insurance proceeds, if any, related to such losses will be recorded when their realization becomes determinable. As of December 31, 2005 the Company had $117.1 million of satellite under construction related to the construction of the MSS/ATC System. The Company did not have any satellite under construction as of December 31, 2004.

Capitalized Interest—The Company capitalizes interest costs associated with the construction of the MSS/ATC System. Interest capitalized to property under construction for year ended December 31, 2005 was $1.2 million. No interest was capitalized in 2004.

Impairment of Long-Lived Assets—The Company has adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Pursuant to SFAS No. 144, the carrying values of long-lived assets are reviewed whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Management considers whether specific events have occurred in determining whether long-lived assets are impaired at each balance sheet date or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The determination of whether impairment exists is based on any excess of the carrying value over the expected future cash flows. Any resulting impairment charge is measured based on the difference between the carrying value of the asset and its fair value, as estimated through expected future cash flows, discounted at a market rate of return for a similar investment. The Company recorded substantial impairments of property under construction for the years ended December 31, 2004 and 2003 (see Note 5).

Contract Settlements—The Company’s policy with respect to a contract in dispute is to continue to record operating expenses and liabilities according to its contractual obligation until such contract is terminated. Upon termination, and prior to settlement, the Company continues to accrue estimated late payment fees and interest expense, as applicable. Upon reaching settlement, whereby the other party’s claims are legally released, the Company will extinguish its recorded liability, resulting in the recognition of a gain or loss on contract settlement. The Company recorded substantial gains on contract settlements for the year ended December 31, 2005 (see Note 6).

Debt Issuance Costs—Costs incurred in connection with the issuance of the Company’s Notes in 2005 have been capitalized and are included in debt issuance costs on the consolidated balance sheets. These costs are amortized using the effective interest method until August 2009, at which time the Notes become due. Amortization of debt issuance costs is included in interest expense on the consolidated statements of operations and totalled $2.4 million for the year ended December 31, 2005.

Fair Value of Financial Instruments—Financial instruments include cash and cash equivalents, available-for-sale investments, restricted investments, accounts payable, convertible notes and certain other accrued liabilities. The fair values of available-for-sale investments are assessed using current market quotations from major investment brokers. The carrying amounts of these available-for-sale investments are adjusted to fair value monthly. The fair value of convertible notes is based on available market prices. The carrying amounts of all other financial instruments are reasonable estimates of their fair values due to their short-term nature.

Revenue Recognition—The Company is a development stage enterprise and does not currently have any revenue from operations.

Stock-based Compensation—The Company has elected to apply the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The Company applies Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock-based compensation plans. Had the Company accounted for its restricted stock and options under the fair value method consistent with the methodology of SFAS No. 123, the Company’s net income (loss) would have reflected the following pro-forma amounts (in thousands, except share and per share data):

	Year ended December 31,
	2005	2004	2003
Net income (loss), as reported	$ 33,406	$ (902,498)	$ (234,148)
Add: stock-based compensation expense recorded	307	—	—
Deduct: stock-based compensation expense determined under fair value based method for all awards	(817)	(13)	(1,020)
Pro-forma net income (loss)	$ 32,896	$ (902,511)	$ (235,168)
Earnings (loss) per share:
Basic-as reported	$ 0.17	$ (4.64)	$ (1.20)
Basic-pro-forma	$ 0.17	$ (4.64)	$ (1.20)
Diluted-as reported	$ 0.17	$ (4.64)	$ (1.20)
Diluted-pro-forma	$ 0.16	$ (4.64)	$ (1.20)
Weighted average common shares outstanding:
Basic	194,889,804	194,653,602	194,653,602
Diluted	199,937,433	194,653,602	194,653,602

There were no options granted during the years ended December 31, 2004 and 2003. The weighted average fair value of options granted during the year ended December 31, 2005 was $2.26. The fair values were estimated using the Black Scholes Option Pricing Model with the following assumptions:

Year ended December 31,
2005
Risk free interest rate	4.52%
Expected life	10 years
Dividend yield	0%
Expected volatility	40%

Research and Development Cost—Research and development costs consisting of third-party engineering costs related to certain technology that was being considered for use in the MSS/ATC System are expensed as incurred.

Foreign Currency Translation and Foreign Currency Transactions—The reporting currency for the Company’s operations is U.S. dollars. The Company translates its activities during the period at the average exchange rate prevailing during the period. Assets and liabilities denominated in foreign currencies are restated at the exchange rates prevailing at the balance sheet date. Translation adjustments resulting from these processes are recognized as a component of accumulated other comprehensive income (loss). Gains and losses on foreign currency transactions are recognized as a component of other income (expense) in the consolidated statements of operations in the period in which they occur.

Income Taxes—The Company accounts for income taxes using the asset and liability method under SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded when it is more likely than not that the assets will not be realized.

Accumulated Other Comprehensive Income (Loss)—The Company’s accumulated other comprehensive income (loss) consists of unrealized gains and losses on available-for-sale investments, net of tax, and cumulative translation adjustments. Accumulated other comprehensive income as of December 31, 2005 consisted of cumulative translation adjustments of $9.2 million, less unrealized losses on available-for-sale investments of $75,000. Accumulated other comprehensive income as of December 31, 2004 consisted of cumulative translation adjustments of $8.7 million.

Earnings Per Share—Basic earnings per share is calculated based on the weighted average number of shares that were outstanding during the period. Diluted earnings per share is calculated by dividing income or loss allocable to common shareholders by the weighted average common shares outstanding plus dilutive potential common stock. Potential common stock includes unvested restricted stock, stock options and warrants, the dilutive effect of which is calculated using the treasury stock method. Prior to satisfaction of all conditions of vesting, unvested restricted stock is considered contingently issuable consistent with SFAS No. 128, Earnings per Share, and is excluded from weighted average common shares outstanding.

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except share and per share data):

	Year ended December 31,
	2005	2004	2003
Net income (loss)	$ 33,406	$ (902,498)	$ (234,148)
Weighted average common shares outstanding	194,965,420	194,653,602	194,653,602
Less: unvested restricted stock	(75,616)	—	—
Shares used for computation of basic earnings per share	194,889,804	194,653,602	194,653,602
Add: dilutive unvested restricted stock, stock options and warrants	5,187,343	—	—
Shares used for computation of diluted earnings per share(1)	200,077,147	194,653,602	194,653,602
Basic earnings (loss) per share	$ 0.17	$ (4.64)	$ (1.20)
Diluted earnings (loss) per share	$ 0.17	$ (4.64)	$ (1.20)

(1)          The effect of certain stock options and warrants was anti-dilutive, and they were not included in the calculation of diluted earnings per share. Anti-dilutive options and warrants totalled 49,510,697, 110,695,697 and 110,865,697 as of December 31, 2005, 2004 and 2003, respectively.

Recently Issued Accounting Standards—In December 2004, the FASB issued SFAS No. 123R (revised 2004), Share-Based Payments. The statement is a revision of SFAS No. 123, Accounting for Stock Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The statement focuses primarily on accounting for transactions in which the Company obtains employee services in share-based payment transactions. This statement requires a company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company expects to adopt this statement using the modified prospective method in the first quarter of 2006, and it will have a material impact on its consolidated statements of operations. The Company has selected the Black Scholes Option Pricing Model for its valuation method.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (“FIN 47”). FIN 47 requires the recognition of a liability for the fair value of a legally-required conditional asset retirement obligation when incurred, if the liability’s fair value can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material effect on our financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted this statement in the first quarter of 2006 and the adoption did not have a material effect on our financial position, results of operations or cash flows.

In November 2005, the FASB issued FASB Staff Position No. 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“FSP No. 115-1”). FSP No. 115-1 amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and includes guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. FSP No. 115-1 also requires an investment in debt or equity securities for which an other-than-temporary impairment occurs to be written down to its fair value, which becomes the new cost basis. FSP No. 115-1 is effective for fiscal years beginning after December 15, 2005. The Company will continue to evaluate the application of FSP No. 115-1; however, adoption is not expected to have a material effect on our financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. This statement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities to simplify and make more consistent the accounting for certain financial instruments. This statement permits fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. This statement also allows a qualifying special purpose entity to hold a derivative financial instrument that pertains to a beneficial interest. SFAS No. 155 is effective for all financial instruments acquired or issued after December 31, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements for any interim period for that fiscal year. The Company does not expect the adoption of this statement to have an impact on our financial position, results of operations or cash flows.

Cumulative Effect of a Change in Accounting Principle—In 2001, in accordance with the transition provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company recorded a cumulative effect of a change in accounting principle associated with a derivative share pledge agreement with a bank. The share pledge agreement contained a call-spread derivative whereby the pledge liability was adjusted when the fair value of the pledged shares was not within the call spread. The cumulative effect represents the initial valuation of this call-spread derivative and the revaluation of the associated pledge liability, net of tax. This derivative share pledge agreement was settled in March 2003.

Restatement—The Company determined, subsequent to issuance of the December 31, 2002 financial statements, that $407.7 million recorded during 2001 and 2002 should be classified as impairment of property under construction in operating expenses on the consolidated statements of operations rather than loss on disposal of assets in other income (expense) as it had been previously reported.

Reclassifications—Certain prior year amounts have been reclassified to conform to the current year presentation.

4.   Available-for-Sale Investments

Available-for-sale investments are carried at fair value and generally mature or reset interest rates within six months from the purchase date. The Company includes any unrealized gains and losses on investments, net of tax, in stockholders’ equity (deficiency in assets) as a component of accumulated other comprehensive income (loss).

Individual securities with a fair value below the cost basis at December 31, 2005 were evaluated to determine if they were other-than-temporarily impaired. These securities were determined to be only temporarily impaired because the decline in value was related to changes in market interest rates and the

Company has the ability and intent to hold these securities until they recover. No securities have been in a continuous loss position for 12 months or longer.

The amortized cost (including accrued interest), gross unrealized gains and losses and fair value of available-for-sale investments as of December 31, 2005 by major security type are as follows (in thousands):

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
Commercial paper	$ 257,989	$ —	$ (63)	$ 257,926
U.S. government and agency securities	26,006	—	(4)	26,002
Corporate notes and bonds	12,243	—	(8)	12,235
	$ 296,238	$ —	$ (75)	$ 296,163

5.   Impairment of Long-Lived Assets

Old ICO was established in 1995 to provide global, mobile communications services using a MEO satellite network that included several satellites and up to eleven satellite access nodes (“SAN”) located throughout the world. Following the Company’s purchase of assets and assumption of certain liabilities of Old ICO on its emergence from bankruptcy, the Company established a new management team who oversaw the construction of the MEO satellites and ground systems and developed the technical plan for the MEO system.

In 2003, as part of the Company’s continued effort to find alternative strategies to its original MEO business model and to reduce the cost of deploying its MEO system, the Company amended its satellite contract and simultaneously determined it did not need all of its SAN sites to economically deploy the MEO satellite network. As a result, certain property under construction related to the satellite launch services contract and property at certain SAN sites were written down to their fair value of $0, resulting in an impairment charge of $165.4 million which is included in impairment of property under construction in the consolidated statements of operations.

In December 2004, the Company’s Board of Directors determined to significantly curtail further construction on its global MEO satellite network. As a result of this decision, the remaining property under construction related to the MEO satellite network, which included the satellites and the remaining assets at various SAN sites, were written down to its fair value of $0, resulting in an impairment charge of $865.2 million which is included in impairment of property under construction in the consolidated statements of operations. Despite the curtailment of the Company’s previous MEO business plan, the Company continues to explore the development of a new MEO business plan outside of North America that would utilize both the Company’s physical and regulatory MEO satellite assets.

6.   Satellite Access Node Agreements and Contract Settlements

As part of the ground infrastructure for its MEO satellite network, the Company established SANs in eleven countries throughout the world. One SAN is owned and operated by the Company. Prior to 2000, the Company entered into noncancellable agreements with ten vendors (“SAN Operators”) that own and operate the Company’s SAN sites in various locations around the world. All of the agreements provide for varying levels of support required to operate the SAN sites (“SAN Operating Agreements”). Additionally, certain of the agreements require the repayment of certain up-front infrastructure costs incurred on the Company’s behalf (“SAN Infrastructure Agreements”). Both the SAN Operating Agreements and the SAN Infrastructure Agreements initially expire in various years through 2010 and are payable in U.S. and non-U.S. currencies. The SAN Infrastructure Agreements represent capital leases payable with initial interest rates ranging from 8.5% to 20.0%.

In 2002, due to a delay in the deployment of the MEO network, the Company attempted to enter into negotiations with the SAN Operators to defer certain of the payment obligations and reduce the service levels and associated expense of the SAN operational support. These negotiations were unsuccessful and did not result in any significant modifications to the agreements with the SAN Operators.

The Company continued to explore its strategic alternatives and, in 2003, determined that it only needed some, not all, of the SAN sites to economically deploy the MEO network. Additionally, the Company’s Board of Directors decided that the Company would no longer provide funding to its subsidiaries to pay the non-U.S. SAN Operators unless the Company received additional funding or the contracts with such operators were restructured to obtain a substantial cost savings. In December 2004, the Company’s Board of Directors determined to significantly curtail further construction on its global MEO satellite network, which further increased the likelihood that the SAN sites would not be utilized in a timely fashion in the contemplated MEO network. As a result of the Company’s decisions, seven of the ten SAN Operators terminated their agreements with the Company during 2004 and 2005 and discontinued providing the requisite level of services. The Company accrues operating expenses until the related agreement is terminated and the SAN Operator has ceased providing services. Certain of the terminated agreements were settled in exchange for a nominal level of consideration, including cash and the transfer of assets. Certain of the terminated agreements have not been settled and remain outstanding and potentially subject to litigation (see Note 8).

Subsequent to the date of termination, the Company has continued to accrue estimated late payment fees, if applicable, and the interest expense on the capital leases in effect pursuant to the SAN Infrastructure Agreements. Upon reaching settlement with the SAN Operator where the SAN Operator’s claims are legally released, the Company has written off the liability, resulting in the recognition of a gain on contract settlement. The following represents a summary of transactional activity with the various SAN Operators over the three years ended December 31, 2005 (in thousands):

	Year ended December 31,
	2005	2004	2003
Total SAN liability, beginning of period	$ 111,372	$ 95,016	$ 76,729
Expense recognized under SAN Operating Agreements	3,802	6,623	9,563
Interest expense related to SAN Infrastructure Agreements	4,564	9,946	8,797
Payments made to SAN Operators	(4,054)	(762)	(1,895)
Gain recognized on SAN contract settlements	(74,955)	—	—
Effect of changes in foreign currency exchange rates	(632)	549	1,822
Total SAN liability, end of period	$ 40,097	$ 111,372	$ 95,016

The total SAN liability is comprised of the following amounts which are included in the following line items of the consolidated balance sheets (in thousands):

	December 31,
	2005	2004
Accrued expenses	$ 15,107	$ 19,284
Accrued interest	7,799	23,596
Current portion of capital lease obligations	9,623	24,559
Capital lease obligations, less current portion	7,568	43,933
	$ 40,097	$ 111,372

7.   Convertible Long-Term Debt

In August 2005, ICO North America completed the sale of $650 million of convertible notes due in August 2009. The Notes were sold to Qualified Institutional Buyers pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Rule 144A thereunder. As required by the indenture governing the Notes, ICO North America used $93.6 million of the net proceeds to purchase U.S. Treasury securities to provide for the payment, in full, of the first four scheduled interest payments. These securities, which have been deposited into an escrow account, are reflected as restricted investments. The remaining proceeds from the sale of the Notes of $526.8 million, net of debt issuance costs of $29.6 million, will be used to develop the MSS/ATC System.

The Notes bear interest at a rate of 7.5% per year, payable semi-annually in arrears in cash on February 15 and August 15 of each year, from February 15, 2006 until August 15, 2009, the maturity date. Subject to certain exceptions, commencing February 15, 2008, ICO North America has the option of paying accrued interest due with additional notes in lieu of cash at an increased interest rate of 8.5% per annum. In addition, in the event that, on or prior to June 30, 2006, ICO has not begun to file the reports with the Securities and Exchange Commission that it would be required to file if it were subject to the reporting requirements of the Securities Exchange Act of 1934, the annual interest rate increases by 200 basis points until such time as ICO files such reports. ICO North America’s MSS/ATC System must also be certified as operational by August 15, 2008 or the coupon increases by 150 basis points for every 30 days, until certification is achieved, up to a maximum of 13.5% per annum.

Under FCC regulations, ICO North America is required to adhere to significant implementation milestones to maintain authorization to use its assigned MSS spectrum in the United States. These milestones include a satellite launch by July 1, 2007 and certification that the MSS system is operational by July 17, 2007. In the event that ICO North America does not meet a milestone, it may be deemed to be in violation of applicable FCC regulations and may be subject to automatic cancellation of its authorization to utilize its assigned 2 GHz spectrum. The cancellation of the MSS authorization would be an event of default under the indenture governing the Notes. In such a situation, the outstanding principle amount of the Notes, plus certain funds held in escrow, become due immediately.

The Notes contain covenants, including, but not limited to, restrictions on ICO North America’s future indebtedness and the payment of dividends. In addition, all of ICO North America’s stock is pledged and all of its existing and future assets are held as collateral for the Notes. As of December 31, 2005, ICO North America is in compliance with all of the covenants.

Holders of the Notes have the right of first offer on any equity securities of ICO North America, subject to certain exemptions and conditions. Additionally, holders of the Notes may convert their Notes at any time, and the Notes will automatically convert into shares of ICO North America’s Class A common stock upon a qualifying private offering or sale, upon a qualifying public offering of its common stock or upon written consent of holders owning two-thirds of the Notes. The initial conversion price is $4.25 per share of ICO North America’s Class A common stock and is subject to adjustment pursuant to the indenture governing the Notes. The Notes contain an embedded beneficial conversion feature that is contingent upon the occurrence of certain future events, including the issuance of ICO North America’s Class A common stock or the issuance of options or warrants to purchase its Class A common stock. The fair value of the embedded conversion feature will be measured at the time such events occur.

The aggregate fair value of the Notes is approximately $903.5 million as of December 31, 2005.

8.   Commitments and Contingencies

Purchase Commitments—The Company, through its wholly-owned subsidiary ICO North America, has an agreement with Space Systems/Loral, Inc. (“Loral”) to design, develop, manufacture, test and deliver one GEO communications satellite and to develop, test and implement certain ground based systems related to the operation of the satellite. The satellite is scheduled to be delivered in May 2007.

As of December 31, 2005, approximately $170.6 million of remaining payments, including performance incentives, is payable based on the achievement of certain construction, delivery and deployment milestones, which are expected to occur in 2006 and 2007. An additional $17.5 million related to in-orbit satellite performance incentives is payable over 15 years from 2007 through 2022. The Company also retains an option to purchase one spare GEO communications satellite through December 31, 2008.

The satellite contract may be terminated by the Company for its convenience in whole (meaning as to the whole of the then remaining work) or in part. In the case of termination in whole, the Company’s liabilities are stipulated in an agreed-upon termination liability schedule that approximates the total amounts paid or payable by the Company at the time of termination. If the satellite portion of the contract is terminated, the Company is required to terminate the contract in whole. The same stipulated termination liability schedule would be applicable if Loral terminates the contract due to the Company’s default.

In general, title to and risk of loss of the satellite passes from Loral to the Company at the time of intentional ignition of the launch vehicle. Title to the ground based systems passes to the Company when such systems have been proven operable at the gateway to be used by the Company. Loral is responsible for maintaining property insurance against the risk of loss or damage to the satellite up to the moment risk of loss passes to the Company. With certain exceptions, Loral is responsible for securing all licenses, approvals and consents as may be required for performance of the satellite contract. Subject to certain exceptions, the Company bears the risk (including additional costs, if any) resulting from excusable delays under the satellite contract, as well as risk of loss for the satellite from the time of intentional ignition of the launch vehicle. There can be no assurance that events constituting excusable delays will not arise or, if any event constituting excusable delay does arise, that it will be resolved on terms that are not materially adverse to the Company.

Upon a specified default by Loral, including the inexcusable delay beyond an agreed upon period of delivery of the satellite, the Company may, subject to certain exceptions, terminate the contract. Under the termination for default, Loral shall refund to the Company all payments made plus interest thereon from the date payment was received by Loral to the date the refund was received by the Company. In addition, Loral shall be required to pay any liquidated damages for delays that have accrued up to the date of notice of termination for default. Liquidated damages may be available from Loral for failure to meet the FCC satellite construction implementation milestones and for late delivery of the satellite. In the event of default by Loral, there can be no assurance that the Company will be able to find a substitute provider in a timely manner or on economically acceptable terms.

Lease and Operating Commitments—The Company has entered into agreements with ten SAN operators that own and operate substantially all of the Company’s SAN sites. Such agreements require the repayment of certain up-front capital asset costs incurred by each SAN operator in establishing the initial infrastructure for the SAN, as well as payments for ongoing operations and related expenses incurred at each SAN site. The Company continues to have lease and operating commitments under some of these agreements (see Note 6).

The Company leases office space and office equipment under noncancellable rental agreements accounted for as operating leases. The total rental expense under operating leases was approximately $345,000, $4 million and $1.8 million for the years ended December 31, 2005, 2004 and 2003, respectively, and is included in general and administrative expense in the accompanying statements of operations. The 2004 expense includes $2 million of settlement costs related to the early termination of a noncancellable lease agreement.

At December 31, 2005 the scheduled future minimum payments under the Company’s lease and operating agreements based on the exchange rates in effect as of December 31, 2005 were as follows (in thousands):

	SAN infrastructure agreements	SAN operating expenses	Other operating leases
2006	$15,359	$1,866	$145
2007	3,840	2,691	145
2008	2,260	4,154	98
2009	2,260	2,562	59
2010	1,411	1,997	59
Thereafter	—	—	29
Total minimum payments	25,130	$13,270	$535
Less amount representing interest	(7,939)
Present value of capital lease payments	17,191
Less: current portion of capital leases	(9,623)
Capital lease obligations, less current portion	$7,568

There were no assets that related to capital leases as of December 31, 2005 and 2004 as a result of impairments (see Note 5).

Internal Revenue Service Audit—For U.S. federal income tax purposes, the Company realized a gain of more than $300 million on the disposition of certain securities in 2003. This gain was offset by losses incurred in connection with the Company’s MEO network. The Company is currently being audited for tax year 2003 by the Internal Revenue Service. While the Company believes it properly treated and reported all items of gain and loss, the disallowance of the deductions claimed could have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Boeing Litigation—In response to the Company’s demand for arbitration, in August 2004, Boeing Satellite Systems International, Inc. (“BSSI”) filed an action in the Superior Court of the State of California, in and for the County of Los Angeles, seeking a judicial declaration that the Company had terminated its contractual agreements with BSSI, and thereby extinguished all of the Company’s rights and claims against BSSI arising out of or relating to the development, construction and launch of the Company’s MEO satellite system. In response, the Company filed a cross-complaint seeking damages from BSSI for breach of the parties’ agreements and for other wrongful, tortuous conduct. Subsequently, the Company also filed a cross-complaint against The Boeing Company, BSSI’s corporate parent, alleging wrongful, tortuous conduct that also damaged the Company. BBSI recently filed a cross complaint against the Company seeking unspecified monetary relief. The Company believes that its claims are meritorious and is vigorously pursuing a prompt resolution. The ultimate resolution is uncertain and the Company anticipates that the expense of pursuing this litigation will be material.

Deutsche Telekom Arbitration—In December 2005, Deutsche Telekom initiated arbitration with the International Chamber of Commerce against an indirect subsidiary of the Company, ICO Global Communications Holding BV, seeking in excess of $10 million under a contract for the development and operation of a SAN located in Usingen, Germany. The arbitration is in the early stages. The Company is vigorously defending against the claims by Deutsche Telekom but is also considering opportunities to resolve the matter on favorable economic terms.

Other—In the opinion of management, except those matters described above and in Note 6, litigation, contingent liabilities and claims against the Company in the normal course of business are not expected to involve any judgments or settlements that would be material to the Company’s financial condition, results of operations or cash flows.

9.   Stockholders’ Equity (Deficiency in Assets)

Common Stock—The Company’s restated certificate of incorporation authorizes two classes of common stock, Class A and Class B. The rights of the holders of shares of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Holders of shares of Class A common stock are entitled to one vote per share. Holders of shares of Class B common stock are entitled to ten votes per share. The Class B common stock is convertible at any time at the option of its holder into shares of Class A common stock. Each share of Class B common stock is convertible into one share of Class A common stock. Additionally, subject to certain exceptions, shares of Class B common stock will automatically convert into shares of Class A common stock if the shares of Class B common stock are sold or transferred. Class A common stock is not convertible. As of December 31, 2005, Eagle River remains ICO’s controlling shareholder with an economic interest of approximately 34.4% and a voting interest of approximately 68.9%.

Stock Incentive Plan—The 2000 Stock Incentive Plan (the “Plan”) was adopted following stockholder approval on May 10, 2000 and was subsequently amended and restated on August 9, 2000 and November 17, 2005. The Plan authorizes the grant of incentive stock options, as well as stock awards. The Company’s Board of Directors has authorized a total of up to 13 million shares of Class A common stock for the issuance of options and stock awards under the Plan, subject to adjustments for changes in the Company’s capital structure. All of the Company’s employees and certain contractors and consultants are eligible to participate.

Under the Plan, options generally vest and become exercisable over a four year period, with 25% vesting after one year and 1/48th vesting each month thereafter. Options may generally only be granted with an exercise price at least equal to fair market value of common stock on the date of grant. Options generally expire 10 years after the date of grant or up to 90 days after termination of employment, which ever occurs earlier. Additionally, until two years after an initial public offering by the Company, all shares acquired under the Plan are subject to market standoff provisions, which prevent the sale of the shares until up to 180 days after a public offering of the Company’s stock.

In November 2005, the Company granted 5,865,000 options under the Plan to employees, board members and Eagle River to purchase common stock. Such options have an exercise price of $4.25 per share, vest over four years and expire on November 14, 2015. No such options were exercisable as of December 31, 2005. As the options to purchase the common stock were granted with an exercise price greater than the grant date fair value of the underlying common stock, no compensation expense was recognized in 2005. The Company expects to incur share-based compensation expense related to these options upon its adoption of SFAS No. 123(R) on January 1, 2006.

A summary of option activity for the Company is shown in the following table. As of December 31, 2005, the total number of shares authorized for issuance is 13,707,573 consisting of 13 million shares authorized under the Plan, 485,000 shares authorized outside of the Plan but with similar terms and conditions as the Plan and 222,573 shares assumed by the Company pursuant to its merger with ICO Global Limited (see Note 1).

		Outstanding options
	Shares available for grant	Number of options	Weighted average exercise price
Balance-December 31, 2002	8,446,000	5,359,510	$10.34
Cancelled	4,267,000	(4,314,937)	10.70
Balance-December 31, 2003	12,713,000	1,044,573	8.83
Cancelled	120,000	(170,000)	10.45
Balance-December 31, 2004	12,833,000	874,573	8.52
Granted	(6,465,000)	5,865,000	4.25
Balance-December 31, 2005	6,368,000	6,739,573	$4.80

The following table summarizes significant ranges of outstanding and exercisable options as of December 31, 2005:

	Outstanding options			Exercisable options
Range of exercise price	Number of options	Weighted average exercise price	Weighted average remaining life in years	Number of options	Weighted average exercise price
$0.75	185,000	$0.75	6.6	185,000	$0.75
$4.25	5,865,000	4.25	9.9	—	—
$10.45 - $10.92	689,573	10.60	5.7	689,573	10.60
	6,739,573	$4.80	9.0	874,573	$8.52

Restricted Stock Awards—In November 2005, the Company granted 1,600,000 shares of restricted Class A common stock to Eagle River and certain employees and board members. Approximately 1,450,000 of these restricted stock awards vest 90 days after the effective date of this Form 10 and the remaining shares vest in three equal instalments beginning on the 90th day after the effective date of this Form 10. The Company currently expects such shares to vest commencing on September 30, 2006 as the Company believes it is probable that the required performance criteria will be met. Of these shares, one million were granted to Eagle River and treated as a stock dividend. The remaining 600,000 shares, granted pursuant to the 2000 Stock Incentive Plan, have a grant date fair value of $2.4 million which represents deferred compensation and is being amortized over the expected vesting period. Accordingly, for the year ended December 31, 2005, the Company recognized $307,000 of compensation expense. Based on the vesting terms of these restricted stock awards, the Company expects to recognize compensation expense of $1.9 million in 2006, $136,000 in 2007 and $38,000 in 2008.

Warrants—In connection with the initial financing of the Company upon emergence from bankruptcy, as well as the settlement of long-term debt, the Company has issued warrants to purchase the Company’s Class A common stock. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain dilutive transactions. The following represents a summary of warrants outstanding as of December 31, 2005:

Number of shares		Exercise price	Exercisable
3,172,110	$0.01		Until December 12, 2012
18,781,392	30.00		Until August 2, 2006
30,000,000	45.00		Until August 2, 2006
51,953,502	$36.83	(1)

(1)          Represents the weighted average exercise price

10.   Income Taxes

The Company’s income tax expense for the years ended December 31, 2005 and 2004 was $785,000 and $429,000, respectively, which consisted entirely of foreign tax. The Company had an income tax benefit of $1 million for the year ended December 31, 2003 which consisted entirely of foreign tax.

A reconciliation of the federal statutory income tax rate of 34% to the Company’s effective income tax rate is as follows:

	Year ended December 31,
	2005	2004	2003
Statutory tax rate	34.00%	-34.00%	-34.00%
Permanent differences, including non-deductible built-in losses	0.05	0.46	26.03
Change in valuation allowance	-46.80	32.91	3.58
Other	15.05	0.68	3.95
Effective tax rate	2.30%	0.05%	-0.44%

The significant components of the Company’s net deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2005	December 31, 2004
Deferred tax assets:
Net operating losses	$69,918	$66,763
Impaired assets/basis differences	809,234	812,302
Section 195 costs	137,323	152,987
Accrued expenses and other	14,453	14,876
	1,030,928	1,046,928
Valuation allowance	(1,030,493)	(1,046,500)
Net deferred tax assets	435	428
Deferred tax liabilities:
Accumulated other comprehensive income	(435)	(428)
Net deferred tax asset (liability)	$—	$—

At December 31, 2005, the Company had tax net operating loss carryforwards of approximately $205.6 million, which begin to expire in 2020. Of the Company’s total net operating loss carryforwards,

$46.3 million relates to a formerly non-controlled subsidiary. The loss carryforwards associated with this subsidiary are subject to limitation under Section 382 of the Internal Revenue Code. The remaining net operating carryforwards could be subject to limitation under Section 382 if future stock offerings or equity transactions give rise for an ownership change as defined for purposes of Section 382.

Since the Company’s utilization of deferred tax assets is dependent upon future taxable income that is not assured, a valuation allowance equal to the amount of the deferred tax assets has been provided.

No deferred U.S. federal income taxes have been provided for the undistributed earnings on non-U.S. subsidiaries to the extent that they are permanently reinvested in the Company’s non-U.S. operations. It is not practical to determine the amount of the additional tax that may be payable in the event these earnings are repatriated.

11.   Employee Benefits

The Company provides its employees with medical and dental benefits, insurance arrangements to cover death in service, long-term disability and personal accident, as well as a defined contribution retirement plan. For the years ended December 31, 2005, 2004 and 2003, the expense related to contributions by the Company under the defined contribution retirement plan was $329,000, $395,000 and $517,000, respectively.

12.   Related Parties

The Company considers its related parties to be its principal shareholders and their affiliates. As described in Note 1, the Company’s acquisition of the assets and the assumption of certain liabilities of Old ICO occurred following investments from Eagle River as well as other outside investors.

Eagle River—In 2002, the Company entered into a month-to-month agreement with Eagle River to provide office space and administrative support to the Company in Kirkland, Washington. Total payments made to Eagle River under this agreement for the years ended December 31, 2005, 2004 and 2003 were $116,000, $143,000 and $195,000, respectively. In addition, in January 2004 the Company entered into an agreement with an employee of Eagle River to provide the Company with information technology support. Total payments under this agreement for the years ended December 31, 2005 and 2004 were $109,000 and $54,000, respectively. In November 2005, the Company entered into an agreement with Eagle River to provide advisory services to the Company. This agreement has an annual fee of $500,000 and is payable in quarterly installments.

In 2002, the Company entered into a $37.5 million loan agreement with Eagle River bearing interest at 12% per annum. In 2004, the Company repaid the principal, along with accrued interest of $5.4 million.

In November 2005, the Company granted one million shares of restricted Class A common stock to Eagle River which has been treated as a stock dividend.

RadioFrame Networks—In June 2003, the Company entered into an agreement with RadioFrame Networks to provide technical analysis and usability studies on the Company’s ground network. The chairman for RadioFrame Networks is a principal of Eagle River. Total capitalized payments made to RadioFrame under this contract for the years ended December 31, 2004 and 2003 were $1.4 million and $5.3 million, respectively.

Davis Wright Tremaine—A principal of Eagle River, who is also a board member of the Company, is the spouse of a partner at the law firm Davis Wright Tremaine which provides the Company with ongoing legal services. Total payments made to Davis Wright Tremaine for the year ended December 31, 2005 were $1.5 million. Total payments made from April 2004, the date of appointment as a principal of Eagle River, to December 31, 2004, were $931,000.

13.   Subsequent Events

In February 2006, ICO North America sold 323,000 shares of its Class A common stock and options to purchase 3,250,000 shares of its Class A common stock to certain holders of the Notes in exchange for $9.9 million.

Subsequent to December 31, 2005, the Company entered into agreements for the provision of launch services for its GEO satellite and the delivery of certain gateway segment equipment, and paid to acquire first-priority rights to use a desired orbital slot. The total commitment in connection with these events is approximately $112 million and is payable in 2006 and 2007.

ICO Global Communications (Holdings) Limited

(Parent Only)

Schedule I—Condensed Financial Information of Registrant

Condensed Balance Sheets

(In thousands)

	December 31,	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$20,543	$52,310
Restricted cash	1,650	—
Prepaid expenses and other current assets	118	158
Total	$22,311	$52,468
LIABILITIES AND DEFICIENCY IN ASSETS
Accounts payable and accrued expenses	$1,232	$407
Investments in and advances from subsidiaries, net	48,227	113,361
Deficiency in assets	(27,148)	(61,300)
Total	$22,311	$52,468

The accompanying notes are an integral part of these condensed financial statements.

ICO Global Communications (Holdings) Limited

(Parent Only)

Schedule I—Condensed Financial Information of Registrant

Condensed Statements of Operations and Comprehensive Income (Loss)

(In thousands)

	Year ended December 31,
	2005	2004	2003
Operating expenses:
General and administrative	$3,725	$3,003	$2,614
Other income (expense):
Interest income	1,006	772	1,928
Intercompany expense (Note 2)	(2,283)	(6,593)	(2,197)
Equity in net income (losses) of subsidiaries	38,411	(893,656)	(231,243)
Other	(3)	(18)	(22)
Net income (loss)	33,406	(902,498)	(234,148)
Other comprehensive income (loss):
Unrealized gain (loss) on investments	(75)	(178)	326
Cumulative translation adjustments	496	720	35,288
Comprehensive income (loss)	$33,827	$(901,956)	$(198,543)

The accompanying notes are an integral part of these condensed financial statements.

ICO Global Communications (Holdings) Limited

(Parent Only)

Schedule I—Condensed Financial Information of Registrant

Condensed Statements of Cash Flows

(In thousands)

	Year ended December 31,
	2005	2004	2003
Operating activities:
Net income (loss)	$33,406	$(902,498)	$(234,148)
Adjustments to reconcile net income (loss) to net cash used in operating activities	(35,022)	901,320	231,521
Net cash used in operating activities	(1,616)	(1,178)	(2,627)
Investing activities:
Investments in and advances from (to) subsidiaries	(28,519)	(48,679)	13,018
Purchase of restricted investments	(1,650)	—	—
Net cash provided by (used in) operating activities	(30,169)	(48,679)	13,018
Financing activities:
Issuance of Class A common stock	18	—	—
Net cash provided by financing activities	18	—	—
Net increase (decrease) in cash and cash equivalents	(31,767)	(49,857)	10,391
Cash and cash equivalents—beginning of period	52,310	102,167	91,776
Cash and cash equivalents—end of period	$20,543	$52,310	$102,167

The accompanying notes are an integral part of these condensed financial statements.

ICO Global Communications (Holdings) Limited

(Parent Only)

Schedule I—Condensed Financial Information of Registrant

Notes to Condensed Financial Statements

1. For accounting policies and other information, see the notes to the consolidated financial statements of ICO Global Communications (Holdings) Limited (“ICO Parent”) and subsidiaries (collectively, the “Company”), included elsewhere herein. ICO Parent accounts for its wholly owned subsidiaries under the equity method of accounting.

2. Certain subsidiaries of ICO Parent charge ICO Parent for certain services performed on its behalf. For the years ended December 31, 2005, 2004 and 2003, the expense related to such services was $2.3 million, $6.6 million and $2.2 million, respectively.

3. In November 2005, an ICO Parent subsidiary agreed to pay ICO Parent $9.9 million for certain restricted stock and options that ICO Parent issued to employees and board members for services to be performed on behalf of that subsidiary. This amount was remitted to ICO Parent in March 2006. ICO Parent is required to make a capital contribution to the subsidiary for any securities that ultimately fail to vest.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ICO GLOBAL COMMUNICATIONS (HOLDINGS) LIMITED
(Registrant)
Date: May 15, 2006	By:	/s/ J. TIMOTHY BRYAN
J. Timothy Bryan
Chief Executive Officer and Director